Filed pursuant to Rule 253(g)(2)

File No. 024-12386

Offering Circular Dated February 20, 2024

INTELGENX TECHNOLOGIES CORP.

6420 Abrams
Ville Saint Laurent, Quebec
H4S 1Y2, Canada

(514) 331-7440

www.intelgenx.com

BEST EFFORTS OFFERING OF UP TO 2,000,000 SHARES OF

SERIES A CONVERTIBLE CUMULATIVE PREFERRED STOCK

AND UP TO

40,000,000 SHARES OF COMMON STOCK INTO WHICH THE SERIES A PREFERRED
STOCK MAY CONVERT

IntelGenx Technologies Corp., which we refer to as "Company", "IntelGenx", "we", "us", and "our", is offering up to 2,000,000 shares of series A convertible cumulative preferred stock, par value $0.00001 per share, which we refer to as the Series A Preferred Stock, at an offering price of $10.00 per share, for a maximum offering amount of $20,000,000. There is a minimum initial investment amount per investor of $750 for the Series A Preferred Stock.

The Series A Preferred Stock being offered will rank, as to dividend rights and rights upon our liquidation, dissolution, or winding up, senior to our common stock, par value $0.00001 per share, which we refer to as the Common Stock. Holders of our Series A Preferred Stock will be entitled to receive cumulative dividends in the amount of $0.20 per share each quarter, provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder), such amount shall be increased to $0.30 per quarter. The liquidation preference for each share of our Series A Preferred Stock is $15.00 per share. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, holders of shares of our Series A Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distributions to its stockholders, before any payment is made to the holders of shares of Common Stock or other classes of shares of the Company ranking junior to the Series A Preferred Stock, the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends and dividends to, but not including, the date of payment with respect to such shares. After the payment to the holders of the Series A Preferred Stock of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Company. Commencing on the fifth anniversary of the initial closing of this offering and continuing indefinitely thereafter, we shall have a right to call for redemption the outstanding shares of our Series A Preferred Stock, for cash, at a call price equal to 150% of the original issue price of our Series A Preferred Stock, and correspondingly, each holder of shares of our Series A Preferred Stock shall have a right to put the shares of Series A Preferred Stock held by such holder back to us at a put price equal to 150% of the original issue purchase price of such shares. The Series A Preferred Stock will have no voting rights (except for certain limited matters described further in this offering circular) and each share of the Series A Preferred Stock is convertible into twenty (20) shares of our Common Stock at the option of the holder. The offering statement of which this offering circular forms a part also qualifies up to 40,000,000 shares of Common Stock underlying the Series A Preferred Stock. See "Description of Securities" beginning on page 54 for additional details.

There is no existing public trading market for the Series A Preferred Stock and we do not intend to list the Series A Preferred Stock on a national securities exchange or an over-the-counter quotation system. Our shares of Common Stock are listed on the Toronto Stock Exchange (the "TSX") and quoted on the OTCQB Venture Market (which we sometimes refer to as "OTCQB") under the symbols "IGX" and "IGXT," respectively. On February 13, 2024, the closing price of our Common Stock, as reported on the TSX, was C$0.19 per share.

The offering price of the Series A Preferred Stock may not reflect the fair market value of our Series A Preferred Stock after this offering.

This offering is being conducted on a "best efforts" basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings. This offering will terminate at the earliest of: (1) the date at which the maximum amount of offered shares has been sold, (2) the date which is one year after this offering is qualified by the U.S. Securities and Exchange Commission, or the Commission, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Digital Offering, LLC ("Digital Offering") is a broker-dealer registered with the Commission and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or SIPC, which we refer to as the lead selling agent or managing broker-dealer, is the lead selling agent for this offering. The lead selling agent is selling our shares in this offering on a best-efforts basis and is not required to sell any specific number or dollar amount of shares offered by this offering circular but will use its best efforts to sell such shares.

We may undertake one or more closings on a rolling basis. Until we complete a closing, the proceeds for this offering will be kept in an escrow account maintained at Wilmington Trust, National Association ("Wilmington Trust") (or Enterprise Bank for investments through DealMaker Securities, LLC). At each closing, the proceeds will be distributed to us and the associated Series A Preferred Stock will be issued to the investors. If there are no closings or if funds remain in the escrow account upon termination of this offering without any corresponding closing, the funds so deposited for this offering will be promptly returned to investors without deduction and without interest. See "Plan of Distribution."

	Price to Public(1)	Selling Agent Commissions(2)	Proceeds to issuer(3)
Per Share	$10.00	$0.70	$9.30
Total Maximum	$20,000,000	$1,400,000	$18,600,000

1.	Per Share price represents the offering price for one share of Series A Preferred Stock.
2.

The Company has engaged Digital Offering to act as lead selling agent to offer the shares of our Series A Preferred Stock to prospective investors in this offering on a "best efforts" basis, which means that there is no guarantee that any minimum amount will be received by the Company in this offering. In addition, the lead selling agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts. Digital Offering is not purchasing the shares of Series A Preferred Stock offered by us and is not required to sell any specific number or dollar amount of shares in this offering before a closing occurs. The Company will pay a cash commission of 7.0% to Digital Offering on sales of the shares of Series A Preferred Stock and issue a warrant to Digital Offering to purchase that number of shares of Series A Preferred Stock equal to 4.5% of the total number of shares sold in this offering, exercisable for three years (subject to a 180-day lock-up) at $12.50 per share (the “Selling Agent’s Warrants”). See "Plan of Distribution" on page 57 for details of compensation payable to the lead selling agent in connection with the offering.

3.

Before deducting expenses of the offering, which are estimated to be approximately $1,843,000. See the section captioned "Plan of Distribution" for details regarding the expenses payable in connection with this offering. This amount represents the proceeds of the offering to us, which will be used as set out in the section captioned "Use of Proceeds."

We will issue to the lead selling agent warrants to purchase an aggregate number of shares of our Series A Preferred Stock equal to 4.5% of the number of shares of our Series A Preferred Stock sold in this offering, exercisable for shares of our Series A Preferred Stock at a per share price equal to 125% of the per share price of the shares of our Series A Preferred Stock offered hereby. The offering statement of which this offering circular forms a part also qualifies the issuance of the Selling Agent’s Warrants, the shares of our Series A Preferred Stock issuable upon exercise of such Selling Agent’s Warrants and the shares of our Common Stock issuable upon conversion of such Series A Preferred Stock (although the lead selling agent has agreed not to sell the warrants or any of the shares issuable upon exercise of the warrants until six months after the commencement of the offering). We do not intend to list the Selling Agent’s Warrants on a national securities exchange or an over-the-counter quotation system. See “Plan of Distribution” for a description of these arrangements.

Our business and an investment in our Series A Preferred Stock involve significant risks. See "Risk Factors" beginning on page 14 of this offering circular to read about factors that you should consider before making an investment decision. You should also consider the risk factors described or referred to in any documents incorporated by reference in this offering circular, before investing in these securities.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been received by the Company, (2) one year from the date upon which the Commission qualifies the offering statement of which this offering circular forms a part, and (3) the date at which the offering is earlier terminated by the Company in its sole discretion. This offering is being conducted on a best-efforts basis. The Company intends to undertake one or more closings in this offering on a rolling basis. After the closing, funds tendered by investors will be made available to the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering circular follows the disclosure format of Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The approximate date of commencement of proposed sale to the public is February 20, 2024.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular and the documents incorporated by reference herein contain, in addition to historical information, certain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections. We may use words such as "may", "could", "should", "anticipate", "expect", "project", "position", "intend", "target", "plan", "seek", "believe", "foresee", "outlook", "estimate" and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted. Although the forward-looking statements contained in this offering circular or incorporated by reference herein are based upon what management believes to be reasonable assumptions, there is no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this offering circular or as of the date specified in the documents incorporated by reference herein, as the case may be. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

• risks related to our history of losses;

• risks related to the potential need for additional capital;

• risks related to the incurrence of unforeseen costs;

• risks related to our dependence on business partners for clinical trials, regulatory approvals and the marketing and selling of our products;

• the competition in our industry;

• the size and experience of our competitors;

• the laws, regulations and guidelines applicable to cannabinoid-based products;

• risks related to our dependence on suppliers;

• risks related to the manufacturing of our VersaFilm™ products;

• risks related to regulatory approval and regulatory review of our products;

• our ability to expand or enhance our product offerings;

• the market's reception of our products that incorporate drug delivery technologies;

• risks related to environmental regulations;

• the impact of COVID-19;

• risks related to the atai investment (as defined below);

• the restrictions on our business activities contained in the securities purchase agreement between the Company and ATAI Life Sciences AG ("atai") and the Company dated March 15, 2021, as amended on May 14, 2021;

• that our the shares of Common Stock which the shares of Series A Preferred Stock are convertible may be subject to substantial dilution of ownership and voting interest if atai chooses to exercise their options to increase their investment in the Company;

• the risk atai's investment in the Company is terminated;

• the influence atai may have on our business;

• the risk that the Strategic Development Agreement (as defined below) may not result in commercially viable products;

• risks related to default on our loan agreements;

• risks related to default on our convertible notes and outstanding debt securities;

• risks related to the developments of compounds that have psychedelic, entactogenic and/or oneirophrenic properties;

• risks related to public controversy with respect to compounds that may contain controlled substances;

• our ability to adequately protect our intellectual property;

• the risk we infringe on the intellectual property rights of third parties;

• the risk that certain of our products may be subject to litigation;

• the risk of litigation in the ordinary course of business;

• risks related to cyber security and the protection of our information systems;

• risks related to the high risk nature of the Common Stock;

• our failure to achieve and maintain profitability;

• actual or anticipated variations in our quarterly results of operations;

• the application of "penny stock" rules to our Common Stock and its impact on trading and liquidity;

• the lack of public market for certain of our outstanding securities;

• the risk of dilution upon the conversion or exercise of outstanding securities;

• risks related to foreign currency fluctuations;

• the impact of securities analyst downgrades of our Common Stock; and

• risks associated with the prior activities of the public company we merged with.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and their emergence is impossible for us to predict. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company's business. The projections, estimates and expectations are presented in this offering circular only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our company management's own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

i

The offering statement of which this offering circular forms a part that we have filed with the Securities and Exchange Commission, or SEC, includes and incorporates by reference exhibits that provide more detail of the matters discussed in this offering circular. You should read this offering circular together with the documents incorporated herein by reference under "Documents Incorporated by Reference" and the additional information described below under "Where You Can Find More Information."

You should rely only on the information contained in or incorporated by reference in this offering circular. We have not authorized anyone to provide you with information different from, or in addition to, that contained in or incorporated by reference in this offering circular or any related free writing prospectus. This offering circular is an offer to sell only the securities offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this offering circular is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Please read this offering circular carefully. It describes our business, our financial condition and results of operations. We have prepared this offering circular so that you will have the information necessary to make an informed investment decision.

You should rely only on the information contained in this offering circular. We have not, and the lead selling agent has not, authorized anyone to provide you with any information other than that contained in this offering circular. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The information in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or any sale of the securities covered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the lead selling agent is not, making an offer of these securities in any jurisdiction where the offer is not permitted.

ii

For investors outside the United States: We have not, and the lead selling agent has not, taken any action that would permit this offering or possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this offering circular must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby or the distribution of this offering circular outside the United States.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the offering statement of which this offering circular is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We are responsible for the information contained in this offering circular. Certain market data and other statistical information contained in this offering circular is based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this offering circular is also based on management's estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of our industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This offering circular may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks and trade names or products in this offering circular is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Except as otherwise indicated by the context, references in this offering circular to "Company", "IntelGenx", "we", "us" and "our" are references to IntelGenx Technologies Corp. and IntelGenx Corp., our wholly-owned Canadian subsidiary. Unless otherwise specified, all monetary amounts are expressed in United States dollars, and all references to "USD", "$", "U.S.$",  "U.S. dollars" and "dollars" mean U.S. dollars and all references to "C$", "Canadian dollars" and "CA$" mean Canadian dollars. To the extent that such monetary amounts are derived from our consolidated financial statements included elsewhere in this offering circular, they have been translated into U.S. dollars in accordance with our accounting policies as described therein. Unless otherwise indicated, other Canadian dollar monetary amounts have been translated into United States dollars at the average annual exchange rate for 2023 as reported by the Bank of Canada, being U.S.$1.00 = CA$1.3497.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS OFFERING CIRCULAR. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OR BUY ANY SECURITIES IN ANY STATE OR OTHER JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS OFFERING CIRCULAR IS CURRENT AS OF THE DATE ON THE COVER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR.

iii

SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire offering circular, including the risks associated with an investment in our company discussed in the "Risk Factors" section of this offering circular and the documents incorporated by reference as listed in the "Documents Incorporated by Reference" section of this offering circular, before making an investment decision.

Our Company

Company Background

We are a drug delivery company established in 2003 and headquartered in Montreal, Quebec, Canada. Our focus is on the contract development and manufacturing of novel oral thin film products for the pharmaceutical market. More recently, we have made the strategic decision to enter the Canadian cannabis market with a non-prescription cannabis infused oral film that launched in early 2021 and in 2020 we made the decision to enter the psychedelic market. As a full-service contract development and manufacturing organization ("CDMO"), we are offering partners a comprehensive portfolio of pharmaceutical services, including pharmaceutical research and development ("R&D"), clinical monitoring, regulatory support, tech transfer, manufacturing scale-up and commercial manufacturing.

Our business strategy is to leverage our proprietary drug delivery technologies and develop pharmaceutical products with tangible benefits for patients, for our partners and, once a developed product launches, retain the exclusive manufacturing rights.

Managing our project pipeline is a key Company success factor. We have identified three focus areas; psychedelics, cannabis and animal health where we believe we can establish a leadership position with our drug delivery technology. We have undertaken a strategy under which we will work with pharmaceutical companies in order to apply our oral film technology to pharmaceutical products for which patent protection is nearing expiration, a strategy which is often referred to as "lifecycle management." Under Section 505(b)(2) of the Federal Food, Drug, and Cosmetics Act (the "FDCA") ("Section 505(b)(2)"), the U.S. Food and Drug Administration (the "FDA") may grant market exclusivity for a term of up to three years following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or a combination.

The Section 505(b)(2) pathway is also the regulatory approach to be followed if an applicant intends to file an application for a product containing a drug that is already approved by the FDA for a certain indication and for which the applicant is seeking approval for a new indication or for a new use, the approval of which is required to be supported by new clinical trials, other than bioavailability studies. We have implemented a strategy under which we actively look for such so-called "repurposing opportunities" and determine whether our proprietary VersaFilm™ technology adds value to the product. We currently have two such drug repurposing projects in our development pipeline.

We continue to develop the existing products in our pipeline and may also perform R&D on other potential products as opportunities arise.

We have established a state-of-the-art manufacturing facility with the intent to manufacture all of our VersaFilm™ products in-house as we believe that this:

  represents a profitable business opportunity;
  will reduce our dependency upon third-party contract manufacturers, thereby protecting our manufacturing process know-how and intellectual property; and
  allows us to offer our clients and development partners a full service from product conception through to supply of the finished product.

We initiated a project to expand the existing manufacturing facility, the timing of which will be dictated in part by the completion of agreements with our commercial partners.  This expansion might become necessary in order to meet expected production volumes from our commercial partners.  The new facility should create a fourfold increase of our production capacity in addition to offering a one-stop shopping opportunity to our partners and provide better protection of our Intellectual Property.

Technology Platforms

Our main product development efforts are based upon three delivery platform technologies: (1) VersaFilm™, an oral film technology, (2) the VetaFilmTM technology platform for veterinary applications, and (3) DisinteQTM a disintegrating oral film technology.

VersaFilm™ is a drug delivery platform technology that enables the development of oral thin films, improving product performance through:

  rapid disintegration without the need for water;
  quicker buccal or sublingual absorption;
  potential for faster onset of action and increased bioavailability;
  potential for reduced adverse effects by bypassing first-pass metabolism;
  easy administration for patients who have problems swallowing tablets or capsules; pediatric and geriatric patients as well as patients who fear choking and/or are suffering from nausea (e.g., nausea resulting from chemotherapy, radiotherapy or any surgical treatment);
  pleasant taste; and
  small and thin size, making it convenient for consumers.

Our VersaFilm™ technology consists of a thin (25-35 micron) polymeric film comprised of United States Pharmacopeia components that are approved by the FDA for use in food, pharmaceutical, and cosmetic products. Derived from the edible film technology used for breath strips and initially developed for the instant delivery of savory flavors to food substrates, the VersaFilm™ technology is designed to provide a rapid response and improved bioavailability compared to existing conventional tablets. Our VersaFilm™ technology is intended for indications requiring rapid onset of action, such as migraine, opioid dependence, chronic pain, motion sickness, erectile dysfunction, and nausea or for drug that have a low oral bioavailability and require transmucosal absorption.

Our VetaFilm™ platform technology is designed for the application in pets. Dose acceptance and compliance are often a challenge for the care giver which can be overcome with our newly designed VetaFilm™ platform. VetaFilm™ is specifically formulated with flavors that are appealing to pets and to achieve rapid adhesion to the oral mucosa of the pet to achieve compliance.

Our new DISINTEQ™ oral disintegrating film formulations will provide different dissolution characteristics compared to VersaFilm®. Instead of quickly dissolving in the oral cavity, DISINTEQ™ formulations disintegrate at a controlled rate. This will allow a slower release of the drug into the oral cavity thereby avoiding saturation of the oral mucosal membranes and increasing mucosal absorption.

Product Opportunities that provide Tangible Patient Benefits

In addition to our three key strategic areas, we will offer our services to develop oral film products leveraging our VersaFilm™ technology that provide tangible patient benefits versus existing drug delivery forms. Patients with difficulties swallowing medication, pediatrics or geriatrics may benefit from oral films due to the ease of use. Similarly, we are working on oral films to improve bio-availability and/or response time versus existing drugs and thereby reducing side effects.

Development of New Drug Delivery Technologies

The rapidly disintegrating film technology contained in our VersaFilm™, is an example of our efforts to develop alternate technology platforms. As we work with various partners on different products, we seek opportunities to develop new proprietary technologies.

Recent Developments

Amendment of the Company's Certificate of Incorporation

On November 28, 2023, the shareholders of the Company approved an amendment (the "Certificate of Amendment") to the Company's Certificate of Incorporation (the "Certificate of Incorporation") to increase the total number of authorized shares of capital stock of the Company from 470,000,000 to 600,000,000 and to increase the total authorized shares of the Company's common stock at $0.00001 par value, from 450,000,000 shares to 580,000,000 shares. Following this approval, the Company filed the Certificate of Amendment with the Secretary of State of the State of Delaware on November 28, 2023.

Departure of Certain Directors and Appointment of New Directors

On December 2, 2023, the board of directors (the "Board") of the Company received the resignations of Frank Stegert and Srinivas Rao, who were the Board designees pursuant the purchaser rights agreement by and between the Corporation and atai.

On December 2, 2023, the Board appointed Sahil Kirpekar, M.D. and Ryan Barrett to serve as the new atai Board designees to serve until the 2024 annual meeting of the Corporation's stockholders and until his successor is duly elected and qualified.

Dr. Kirpekar has served as atai's Chief Business Officer since 2022 and Mr. Barrett has served as atai's Senior Vice President and General Counsel since August 2020.

On December 18, 2023, the Company announced that it had entered into development and licensing agreements with a wholly-owned subsidiary of Covenant Animal Health Partners, LLC.  Under the terms of the development agreement, Covenant Animal Health will fund the development and manufacturing of a VetaFilm®-based drug. The licensing agreement will give Covenant Animal Health exclusive rights to exploit the VetaFilm®-based drug in the field for non-human applications. In return, IntelGenx will receive royalties on worldwide net sales of the VetaFilm®-based drug.  IntelGenx will manufacture the VetaFilm®-based drug on a worldwide basis for clinical development, and the parties anticipate entering into a subsequent commercial supply agreement, pursuant to which IntelGenx will supply the VetaFilm®-based drug to Covenant Animal Health.

Unit Offering

On August 31, 2023, the Company announced the closing of the first tranche of a non-brokered private placement (the "atai Offering") of our units ("the Units") from atai for aggregate gross proceeds of approximately US$3 million, including US$750,000 to be received by the Company was subject to certain conditions including shareholder approval. Pursuant to the atai Offering, atai, a significant shareholder and partner of the Company, subscribed for 2,220 Units for aggregate gross proceeds to the Company of US$2,220,000. In addition, atai committed to subscribe for an additional 750 Units for additional aggregate proceeds to the Company of US$750,000 (the "Subsequent atai Subscription"). On December 5, 2023, following shareholder approvals, the Company closed on the Subsequent atai Subscription for aggregate gross proceeds of US$750,000 on the same terms as the atai Offering.

Our Competition

The pharmaceutical industry is highly competitive and is subject to the rapid emergence of new technologies, governmental regulations, healthcare legislation, availability of financing, patent litigation and other factors. Many of our competitors, including Aquestive (formerly Monosol Rx), Tesa-Labtec GmbH, Collegium Pharmaceutical Inc. (formerly BioDelivery Sciences International, Inc.) and LTS Lohmann Therapy Systems Corp., have longer operating histories and greater financial, technical, marketing, legal and other resources than we have. In addition, many of our competitors have significantly greater experience than we have in conducting clinical trials of pharmaceutical products, obtaining FDA and other regulatory approvals of products, and marketing and selling products that have been approved. We expect that we will be subject to competition from numerous other companies that currently operate or are planning to enter the markets in which we compete.

The key factors affecting the development and commercialization of our drug delivery products are likely to include, among other factors:

• the regulatory requirements;

• the safety and efficacy of our products;

• the relative speed with which we can develop products;

• generic competition for any product that we develop;

• our ability to defend our existing intellectual property and to broaden our intellectual property and technology base;

• our ability to differentiate our products;

• our ability to develop products that can be manufactured on a cost effective basis;

• our ability to manufacture our products in compliance with current Good Manufacturing Practices ("cGMP") and any other regulatory requirements; and

• our ability to obtain financing.

In order to establish ourselves as a viable full service CDMO partner, we plan to continue to invest in our R&D activities, analytical testing and in our manufacturing technology expertise, in order to further strengthen our technology base and to develop the ability to manufacture products based on our drug delivery technologies at competitive costs.

Our Competitive Strengths

We believe that our key competitive strengths include:

• our comprehensive service portfolio;

• our ability to swiftly develop products through to regulatory approval;

• the versatility of our drug delivery technologies, and

• our highly qualified, dedicated professional team.

Our Growth Strategy

Our primary growth strategy is based on three pillars: (1) out-licensing commercial rights of our existing pipeline products, (2) partnering on contract development and manufacturing projects leveraging our various technology platforms, and (3) expanding our current pipeline through:

• identifying lifecycle management opportunities for existing market-leading pharmaceutical products,

• developing oral film products that provide tangible patient benefits,

• development of new drug delivery technologies,

• entering the veterinary market with VetaFilm™,

• repurposing existing drugs for new indications, and

• developing generic drugs where high technology barriers to entry exist in reproducing branded films.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

●	We have a history of losses and our revenues may not be sufficient to sustain our operations;

●	We may need additional capital to fulfill our business strategies. Failure to obtain such capital would adversely affect our business.

●	We are dependent on business partners to conduct clinical trials of, obtain regulatory approvals for, and market and sell our products.

●	We face competition in our industry, and several of our competitors have substantially greater experience and resources than we do.

●

The laws, regulations and guidelines applicable to cannabinoid-based products in Canada and in other countries may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted.

●	We rely upon third-party manufacturers, which puts us at risk for supplier business interruptions.

●

We have established our own manufacturing facility for the manufacture of VersaFilm™ products, which required considerable financial investment. If we are unsuccessful to manufacture our VersaFilm™ products adequately and at an acceptable cost, this could have a material adverse effect on our business, financial condition or results of operations.

●	We have no timely ability to replace our future VersaFilm™ manufacturing capabilities.

●

We depend on a limited number of suppliers for Active Pharmaceutical Ingredients ("API"). Generally, only a single source of API is qualified for use in each product due to the costs and time required to validate a second source of supply. Changes in API suppliers must usually be approved through a Prior Approval Supplement by the FDA.

●

We are subject to extensive government regulation including the requirement of approval before our products may be marketed. Even if we obtain marketing approval, our products will be subject to ongoing regulatory review.

●	We may not be able to expand or enhance our existing product lines with new products limiting our ability to grow.

●	The market may not be receptive to products incorporating our drug delivery technologies.

●

Risks related to the development of compounds for the prevention or treatment of mental health diseases or disorders, including compounds that have psychedelic, entactogenic and/or oneirophrenic properties.

●	Certain compounds may contain controlled substances, the use of which may generate public controversy.

●	The war in Ukraine and Russia may have a material adverse impact on us and our companies.

●	The war in Israel and Gaza may have a material adverse impact on us and our companies.

●

Our shares of Common Stock into which the shares of Series A Preferred Stock are convertible may be subject to substantial dilution of ownership and voting interest after any potential future atai investment.

●

Atai is in a position to exert substantial influence on us and the interests pursued by atai could differ from the interests of our other shareholders, and if it acquires a majority of our shares of Common Stock, it will be able to approve most corporate actions requiring shareholder approval by written consent.

●	The Strategic Development Agreement may not result in the development of commercially viable products or the generation of significant future revenues.

●	If we default under the Loan Agreement, all or a portion of our assets could be subject to forfeiture.

●	If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

●	If we infringe on the rights of third parties, we may not be able to sell our products, and we may have to defend against litigation and pay damages.

●

Our controlled release products that are generic versions of branded controlled release products that are covered by one or more patents may be subject to litigation, which could delay FDA approval and commercial launch of our products. We are also subject to litigation and other legal proceedings and may be involved in disputes with other parties in the future which may result in litigation.

●

If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, we may suffer financial losses and our reputation may be damaged.

●	The price of our Common Stock could be subject to significant fluctuations.

●	Our Common Stock is a high risk investment.

●

The application of the "penny stock" rules to our Common Stock could limit the trading and liquidity of our Common Stock, adversely affect the market price of our Common Stock and increase stockholder transaction costs to sell those shares.

●	There is no public market for certain Company warrants, which could limit their respective trading price or a holder's ability to sell them.

●	There is no public market for the Company's Notes, which could limit their respective trading price or a holder's ability to sell them.

●	Our failure to avoid events of default as defined in the Notes could require us to redeem such Notes at a loss.

●	We may incur losses associated with foreign currency fluctuations.

●	If we are the subject of securities analyst reports or if any securities analyst downgrades our Common Stock or our sector, the price of our Common Stock could be negatively affected.

●	We became public by means of a reverse merger, and as a result we are subject to the risks associated with the prior activities of the public company with which we merged.

●

The Series A Preferred Stock being offered will not be publicly tradable following the Offering and there is no assurance that there will ever be a public market for the Series A Preferred Stock at any time.

●

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

●	Management has broad discretion in using the proceeds from this offering.

●	You will not have a vote or influence on the management of our company.

●	We may amend our business policies without stockholder approval.

●

Our Board has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to the Series A Preferred Stock and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

●	We cannot assure you that we will be able to pay cash dividends.

●	We cannot assure you that we will be able to redeem our Series A Preferred Stock.

●

We may issue additional debt and equity securities, which are senior to our Series A Preferred Stock as to distributions and in liquidation, which could materially adversely affect the value of the Series A Preferred Stock.

●	We may not raise sufficient funds to implement our business plan.

●

We are not required to raise any minimum amount in this offering before we may utilize the funds received in this offering. Investors should be aware that there is no assurance that any monies beside their own will be invested in this offering.

●	This offering is being conducted on a "best efforts" basis without a minimum and we may not be able to execute our growth strategy if the $20,000,000 maximum is not sold.

●	We may terminate this offering at any time during the offering period.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in "Risk Factors" and elsewhere in this offering circular before investing in our Series A Preferred Stock.

Corporate Information

Our executive offices are located at 6420 Abrams, Ville Saint-Laurent, Quebec, H4S 1Y2, Canada, and our telephone number is (514) 331-7440. Our web site address is http://www.IntelGenx.com. Information contained on our web site is not incorporated by reference in and is not deemed a part of this offering circular. Investors should not rely on any such information in deciding whether to purchase our Series A Preferred Stock.

The Offering

Securities being offered:	Up to 2,000,000 shares of Series A Convertible Cumulative Preferred Stock ("Series A Preferred Stock") at an offering price of $10.00 per share, for a maximum offering amount of $20,000,000.

Terms of Series A Preferred Stock:	●

Ranking - The Series A Preferred Stock ranks, as to dividend rights and rights upon our liquidation, dissolution, or winding up, senior to our Common Stock. The terms of the Series A Preferred Stock will not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that are equal or junior in rank to the shares of our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up.

●

Dividend Rate and Payment Dates - Dividends on the Series A Preferred Stock being offered will be cumulative and payable quarterly in arrears to all holders of record on the applicable record date. Holders of our Series A Preferred Stock will be entitled to receive cumulative dividends in the amount of $0.20 per share each quarter, which is equivalent to the annual rate of 8.00% of the $10.00 purchase price per share; provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder), such amount shall be increased to $0.30 per quarter, which is equivalent to the annual rate of 12% of the $10.00 purchase price per share. Dividends on shares of our Series A Preferred Stock will continue to accrue even if any of our agreements prohibit the current payment of dividends or we do not have earnings, all to the extent permitted by Delaware law governing distributions to stockholders. Dividends may be paid in cash or, at the Company's discretion and subject to the prior approval of the TSX, in kind in the form of Common Stock at a price equal to the five-day volume-weighted average price of the shares of Common Stock on the TSX ending on the second trading day before the date selected by the Company for the payment of such dividends. In addition, the payment of dividends in kind in the form of Common Stock may require approval from the Company’s holders of shares of Common Stock in certain instances, in accordance with requirements of the TSX. See “Description of Securities - Preferred Stock - Series A Preferred Stock - Dividend Rate and Payment Dates” beginning on page 54 for additional details.

●

Liquidation Preference on Other Classes of Shares - The liquidation preference for each share of our Series A Preferred Stock is $15.00. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of our Series A Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distributions to its stockholders, before any payment is made to the holders of shares of Common Stock or other classes of shares of the Company ranking junior to the Series A Preferred Stock, the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends and dividends to, but not including, the date of payment with respect to such shares. After the payment to the holders of the Series A Preferred Stock of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Company.

●

Conversion - At any time our Series A Preferred Stock is convertible into twenty (20) shares of our Common Stock at the option of the holder. The shares of our Common Stock underlying the Series A Preferred Stock will be qualified in this offering. Notwithstanding the foregoing conversion rights, there are certain limitations on the conversion of Series A Preferred Stock in accordance with requirements of the TSX. See “Description of Securities - Preferred Stock - Series A Preferred Stock - Conversion Rights” beginning on page 54 for additional details.

●

Company Call and Stockholder Put Options - Commencing on the fifth anniversary of the initial closing of this offering and continuing indefinitely thereafter, we shall have a right to call for redemption the outstanding shares of our Series A Preferred Stock, for cash, at a call price equal to 150% of the original issue price of our Series A Preferred Stock, and correspondingly, each holder of shares of our Series A Preferred Stock shall have a right to put the shares of Series A Preferred Stock held by such holder back to us at a put price equal to 150% of the original issue purchase price of such shares. Such price will be $15.00 per share.

●

Further Issuances - The shares of our Series A Preferred Stock have no maturity date, and we will not be required to redeem shares of our Series A Preferred Stock at any time except as otherwise described above under the caption "Company Call and Stockholder Put Options."  Accordingly, the shares of our Series A Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our call right or a holder of the Series A Preferred Stock exercises his put right.

●

Voting Rights - We may not authorize or issue any class or series of equity securities ranking senior to the Series A Preferred Stock as to dividends or distributions upon liquidation (including securities convertible into or exchangeable for any such senior securities) or amend our certificate of incorporation (whether by merger, consolidation, or otherwise) to materially and adversely change the terms of the Series A Preferred Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter by holders of our outstanding shares of Series A Preferred Stock, voting together as a class. Otherwise, holders of the shares of our Series A Preferred Stock will not have any voting rights.

Conversion to Common:

Each holder of the Series A Preferred Stock is entitled to convert any of the outstanding shares of Series A Preferred Stock held by such holder into validly issued, fully paid and non-assessable shares of our Common Stock. Each share of the Series A Preferred Stock is convertible into our Common Stock at the conversion rate of 1 share of Series A Preferred Stock to 20 shares of Common Stock, subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock. Should the Company issue a redemption notice any conversion of Series A Preferred Stock initiated after the redemption notice date shall occur on or prior to the fifth (5th) day prior to the redemption date, as may have been fixed in any redemption notice with respect to the shares of Series A Preferred Stock, at the office of the Company or any transfer agent for such stock. Notwithstanding the foregoing conversion rights, there are certain limitations on the conversion of Series A Preferred Stock in accordance with requirements of the TSX. See “Description of Securities - Preferred Stock - Series A Preferred Stock - Conversion Rights” beginning on page 54 for additional details.

Selling Agent; Best Efforts Offering:

We have engaged Digital Offering to serve as our lead selling agent to assist in the placement of our Series A Preferred Stock in this offering on a "best efforts" basis. In addition, Digital Offering may engage one or more sub-agents or selected dealers to assist in its marketing efforts. As of the date hereof, we have been advised that Digital Offering has retained Cambria Capital LLC, and DealMaker Securities LLC to participate in this offering as soliciting dealers, and has retained DealMaker Reach LLC, an affiliate of DealMaker Securities LLC for marketing and advisory services. The Selling Agents are not required to sell any specific number or dollar amount of Series A Preferred Stock offered by this offering circular but will use their best efforts to sell such shares. See "Plan of Distribution" for further details.

Selling Agent’s Warrants	We have agreed to issue to Digital Offering warrants to purchase up to a total number of shares of Series A Preferred Stock equal to 4.5% of the total number of shares sold in this offering at an exercise price equal to 125% of the public offering price of the shares sold in this offering, or $12.50 per share (subject to adjustments). The Selling agent’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the date that is six months after the commencement date of sales in this offering and expiring on the third anniversary of the commencement date of sales in this offering. The Selling Agent’s Warrants will have a cashless exercise provision and will provide for registration rights with respect to the registration of the shares underlying the warrants.

Securities issued and outstanding before this offering:	174,658,096 shares of Common Stock and no shares of Series A Preferred Stock.

Securities issued and outstanding after this offering:(1)	174,658,096 shares of Common Stock and 2,000,000 shares of Series A Preferred Stock if the maximum number of shares being offered are sold.

Minimum subscription price:	The minimum initial investment is $750 per investor.

Use of proceeds:

Assuming the maximum number of securities offered in this offering are sold, we intend to use the net proceeds from this offering to as follows: $2,000,000 for product launches, $4,400,000 for debt repayment, and the remainder for working capital. For a discussion, see "Use of Proceeds."

Termination of the offering:

This offering will terminate at the earliest of: (1) the date at which the maximum amount of offered shares has been sold, (2) the date which is 365 days after this offering is qualified by the Commission, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Closings of the offering:

We may undertake one or more closings on a rolling basis. Until we complete a closing, the proceeds for this offering will be kept in an escrow account maintained at Wilmington Trust (or Enterprise Bank for investments through DealMaker Securities, LLC). At each closing, the proceeds will be distributed to us and the associated shares will be issued to the investors.

You may not subscribe to this offering prior to the date of the offering statement of which this offering circular forms a part is qualified by the Commission. Before such date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreement received after such date, we have the right to review the subscription for completeness, complete anti-money laundering, know your client and similar background checks and accept the subscription if it is complete and passes such checks or reject the subscription if it fails any of such checks. If rejected and your funds are held in bank escrow, we will return all funds to the rejected investor within ten business days. If a closing does not occur or your subscription is rejected and you have an account with My IPO or another clearing broker, your funds for such subscription will not be debited from My IPO or other clearing broker and your subscription will be cancelled. The funds will remain in the escrow account pending the completion of anti-money laundering, know your client and similar background checks. We intend to conduct the initial closing on a date mutually determined by us and the lead selling agent. In determining when to conduct the initial closing we and the lead selling agent will take into account the number of investors with funds in escrow that have cleared the requisite background checks and the total amount of funds held in escrow pending an initial closing (although no minimum amount of funds is required to conduct an initial closing). Upon the initial closing all funds in escrow will be transferred into our general account.

Following the initial closing of this offering, we expect to have several subsequent closings of this offering until the maximum offering amount is raised or the offering is terminated. We expect to have closings on a monthly basis and expect that we will accept all funds subscribed for each month subject to our working capital and other needs consistent with the use of proceeds described in this offering circular. Investors should expect to wait approximately one month and no longer than forty-five days before we accept their subscriptions and they receive the securities subscribed for. An investor's subscription is binding and irrevocable and investors will not have the right to withdraw their subscription or receive a return of funds prior to the next closing unless we reject the investor's subscription. You will receive a confirmation of your purchase promptly following the closing in which you participate.

Restrictions on investment amount:

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

No market for Series A Preferred Stock; transferability:

There is no existing public trading market for the Series A Preferred Stock and we do not anticipate that a secondary market for the stock will develop. We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or for quotation in any automated dealer quotation system or other over-the-counter market. Nevertheless, you will be able to freely transfer or pledge your shares subject to the availability of applicable exemptions from the registration requirements of the Securities Act of 1933, as amended.

Current symbols:	Our Common Stock is traded on the TSX under the symbol "IGX" and quoted on the OTCQB under the symbol "IGXT".

Risk factors:

Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the "Risk Factors" section beginning on page 14 before deciding to invest in our securities.

(1)	The total number of shares of our capital stock outstanding after this offering is based on 174,658,096 shares of common stock outstanding as of February 14, 2024 and excludes:

• 11,197,948 shares of Common Stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $0.27 per share;

• 1,858,114 additional shares of Common Stock issuable upon conversion of 1,858,114 restricted share units under our PRSU Plan;

• 2,272,738 additional shares of Common Stock issuable upon conversion of the 8% convertible notes at a conversion price of $0.44 per share due Oct. 31, 2024;

• 9,166,667 additional shares of Common Stock issuable upon the conversion of the 8% Convertible Unsecured Note at a conversion price of $0.18 per share, due Oct.15,2024;

• 22,380,000 additional shares of Common Stock reserved for issuance upon the exercise of warrants with an exercise price of $0.35 per share, expiring May 14, 2024;

• 11,999,100 additional shares of Common Stock reserved for issuance upon the exercise of warrants with an exercise price of $0.26 per share, expiring August 31, 2026;

• 12,000,000 additional shares of Common Stock issuable upon the conversion of the Convertible Promissory Note at a conversion price of $0.185 expiring 31 Aug, 31 2026;

• 5,252,500 additional shares of Common Stock issuable upon the conversion of the 8% Convertible Unsecured Note at a conversion price of $0.40 per share, due July 31,2025;

• 613,000 additional shares of Common Stock reserved for issuance upon the exercise of agent warrants with an exercise price of $0.40 per share, expiring August 5, 2024;

• 3,815,000 additional shares of Common Stock issuable upon the conversion of the 10% Convertible Unsecured Note at a conversion price of $0.20 per share, due March 1,2027;

• 304,000 additional shares of Common Stock reserved for issuance upon the exercise of agent warrants with an exercise price of $0.20 per share, expiring March 21, 2025;

• 4,054,054 additional shares of Common Stock issuable upon the conversion of the Convertible Promissory Note at a conversion price of $0.185 expiring December 5, 2026;

• 4,053,750 additional shares of Common Stock reserved for issuance upon the exercise of warrants with an exercise price of $0.26 per share, expiring December 5, 2026;

• 2,597,710 additional shares of Common Stock reserved for future issuance under our 2022 Amended and Restated Stock Option Plan as amended in May 2022;

• 2,508,338 additional shares of Common Stock reserved for future issuance under our 2018 PRSU Plan.

Summary Financial Data

The following tables set forth our summary historical financial information. The selected historical financial information is qualified in its entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited consolidated financial statements and related notes incorporated by reference into this offering circular by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that we filed with the Commission  on March 29, 2023 and our unaudited consolidated financial statements and related notes incorporated by reference into this offering circular by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that we filed with the Commission on November 9, 2023.

RESULTS OF OPERATIONS:

	Twelve-month period ended December 31,	Nine-month Period ended September 30,
In U.S.$ thousands	2022	2023
Revenue	$173	$318
Research and Development Expenses	742	867
Manufacturing Expenses	477	283
Selling, General and Administrative Expenses	1,292	1,338
Depreciation of tangible assets	190	200
Operating Loss	(2,528)	(2,370)
Net Loss	(2,744)	(2,759)
Comprehensive Loss	(2,314)	(2,547)

BALANCE SHEET:

	December	September 30,
In thousands	31, 2022	2023
Current Assets	$3,788	3,211
Leasehold improvements and Equipment, net	4,425	3,976
Security Deposits	245	245
Operating lease right-of-use asset	732	681
Current Liabilities	2,374	3,816
Long-term debt	5,500	8,500
Convertible Notes	4,272	6,371
Operating lease liability	425	275
Finance lease liability	42	57
Capital Stock	1	1
Additional Paid-in-Capital	67,340	68,337

RISK FACTORS

An investment in our shares of Series A Preferred Stock involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this offering circular, before making an investment decision with respect to our securities. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the value of your shares of Series A Preferred Stock could decline, and you could lose all or part of your investment.

The statements contained in this offering circular that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.

Summary of Risk Factors

The following is a short description of the risks and uncertainties you should carefully consider in evaluating our business and us which are more fully described under the heading "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "2022 Form 10-K"), which report is incorporated by reference in this offering circular. The factors listed below and in the annual report and quarterly reports, represent certain important factors that we believe could cause our business results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.

OUR SECURITIES INVOLVE A HIGH DEGREE OF RISK AND, THEREFORE, SHOULD BE CONSIDERED EXTREMELY SPECULATIVE. THEY SHOULD NOT BE PURCHASED BY PERSONS WHO CANNOT AFFORD THE POSSIBILITY OF THE LOSS OF THE ENTIRE INVESTMENT.

Risks Related to Our Business

●	We have a history of losses and our revenues may not be sufficient to sustain our operations.

●	We may need additional capital to fulfill our business strategies. Failure to obtain such capital would adversely affect our business.

●

We may need to raise additional funds to finance our operations and our expansion and growth plans; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We face competition in our industry, and several of our competitors have substantially greater experience and resources than we do.

●

The laws, regulations and guidelines applicable to cannabinoid-based products in Canada and in other countries may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted.

●	We rely upon third-party manufacturers, which puts us at risk for supplier business interruptions.

●

We have established our own manufacturing facility for the manufacture of VersaFilm™ products, which required considerable financial investment. If we are unsuccessful to manufacture our VersaFilm™ products adequately and at an acceptable cost, this could have a material adverse effect on our business, financial condition or results of operations.

●	We have no timely ability to replace our future VersaFilm™ manufacturing capabilities.

●

We depend on a limited number of suppliers for Active Pharmaceutical Ingredients ("API"). Generally, only a single source of API is qualified for use in each product due to the costs and time required to validate a second source of supply. Changes in API suppliers must usually be approved through a Prior Approval Supplement by the FDA.

●

We are subject to extensive government regulation including the requirement of approval before our products may be marketed. Even if we obtain marketing approval, our products will be subject to ongoing regulatory review.

●	We may not be able to expand or enhance our existing product lines with new products limiting our ability to grow.

●	The market may not be receptive to products incorporating our drug delivery technologies.

●

Risks related to the development of compounds for the prevention or treatment of mental health diseases or disorders, including compounds that have psychedelic, entactogenic and/or oneirophrenic properties.

●	Certain compounds may contain controlled substances, the use of which may generate public controversy.

●	The war in Ukraine and Russia may have a material adverse impact on us and our companies.

●	The war in Israel and Gaza may have a material adverse impact on us and our companies.

Risks Related to the atai Investment

●

The shares of Common Stock into which the shares of Series A Preferred Stock are convertible may be subject to substantial dilution of ownership and voting interest after any potential future atai investment.

●

Atai is in a position to exert substantial influence on us and the interests pursued by atai could differ from the interests of our other shareholders, and if it acquires a majority of our shares of Common Stock, it will be able to approve most corporate actions requiring shareholder approval by written consent.

●	The Strategic Development Agreement may not result in the development of commercially viable products or the generation of significant future revenues.

●	If we default under the Loan Agreement, all or a portion of our assets could be subject to forfeiture.

Risks Related to Our Intellectual Property

●	If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

●	If we infringe on the rights of third parties, we may not be able to sell our products, and we may have to defend against litigation and pay damages.

●

Our controlled release products that are generic versions of branded controlled release products that are covered by one or more patents may be subject to litigation, which could delay FDA approval and commercial launch of our products. We are also subject to litigation and other legal proceedings and may be involved in disputes with other parties in the future which may result in litigation.

●

If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, we may suffer financial losses and our reputation may be damaged.

●

Risks related to the development of compounds for the prevention or treatment of mental health diseases or disorders, including compounds that have psychedelic, entactogenic and/or oneirophrenic properties.

Risks Related to Our Securities

●	The price of our Common Stock could be subject to significant fluctuations.

●	Our Common Stock is a high risk investment.

●

The application of the "penny stock" rules to our Common Stock could limit the trading and liquidity of our Common Stock, adversely affect the market price of our Common Stock and increase stockholder transaction costs to sell those shares.

●	There is no public market for certain Company warrants, which could limit their respective trading price or a holder's ability to sell them.

●	There is no public market for the Company's Notes, which could limit their respective trading price or a holder's ability to sell them.

Risks Related to Our Outstanding Convertible Notes

●	There is no public market for the Company's Notes, which could limit their respective trading price or a holder's ability to sell them.

●	Our failure to avoid events of default as defined in the Notes could require us to redeem such Notes at a loss.

General Risk Factors

●	We may incur losses associated with foreign currency fluctuations.

●	If we are the subject of securities analyst reports or if any securities analyst downgrades our Common Stock or our sector, the price of our Common Stock could be negatively affected.

●	We became public by means of a reverse merger, and as a result we are subject to the risks associated with the prior activities of the public company with which we merged.

Risks Related to this Offering and Ownership of the Series A Preferred Stock

The Series A Preferred Stock being offered will not be publicly tradable following the Offering and there is no assurance that there will ever be a public market for the Series A Preferred Stock at any time.

Although our Common Stock currently trades on the TSX and is quoted on the OTCQB, there is no public trading market for our Series A Preferred Stock at this time and we cannot assure you that any market for our Series A Preferred Stock will ever develop. We have no current plans to pursue a public market for our Series A Preferred Stock, and we cannot assure you that we will ever register the Series A Preferred Stock. The shares of Series A Preferred Stock are not readily marketable, and their value may be subject to adverse conditions that are impossible to predict. There can be no assurance that if it becomes necessary to sell or transfer our Series A Preferred Stock, a buyer could be found, or a suitable purchase price could be obtained. With no public trading market, it may be extremely difficult or impossible for you to resell your Series A Preferred Stock if you should desire to do so. In addition, there can be no assurance that, in the event you are able to find a purchaser for your Series A Preferred Stock, that you will be able to resell such securities at the price you paid in this offering. Therefore, prospective investors who require liquidity in their investment should not rely upon the Series A Preferred Stock being offered under this offering as a short-term component of their return on investment.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time. Our Board has determined the offering price in its sole discretion. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

Management has broad discretion in using the proceeds from this offering.

We plan to use the proceeds from this offering for product launches, debt repayment as well as working capital. We have broad discretion in the application of proceeds and the timing of the expenditure of the proceeds of this offering. If we fail to apply the proceeds effectively, we may not be successful in implementing our business plan. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we base our decisions.

You will not have a vote or influence on the management of our company.

All decisions with respect to the management of our company will be made exclusively by the officers, directors or employees of our company. While certain decisions require the approval of holders of shares of Common Stock, you, as an investor in our Series A Preferred Stock, have very limited voting rights and will have no ability to vote on issues of company management and will not have the right or power to take part in the management of our company and will not be represented on the Board of our company. Accordingly, no person should purchase our Series A Preferred Stock unless he or she is willing to entrust all aspects of management to our company.

We may amend our business policies without stockholder approval.

Our Board determines our growth, investment, financing, capitalization, borrowing, operations and distributions policies. Although our Board has no intention at present to change or reverse any of these policies, they may be amended or revised without notice to holders of our Series A Preferred Stock. Accordingly, holders of our series A Preferred stock will not have any control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all holders of our Series A Preferred Stock.

Our Board has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to the Series A Preferred Stock and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

Our Certificate of Incorporation allow us to issue shares of preferred stock without any vote or further action by our stockholders. Our Board has the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our Board could authorize the issuance of additional series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of other securities and the right to the redemption of the shares, together with a premium, prior to the redemption of our other securities, including the Series A Preferred Stock.

We cannot assure you that we will be able to pay cash dividends.

Our ability to pay cash dividends on our Series A Preferred Stock is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our operating businesses. We cannot guarantee that we will be able to pay cash dividends on our Series A Preferred Stock and may only be able to issue dividends in shares of our Common Stock.

We cannot assure you that we will be able to redeem our Series A Preferred Stock.

Our ability to redeem on our Series A Preferred Stock is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our operating businesses or from raising additional capital. We cannot guarantee that we will be able to redeem our Series A Preferred Stock and may only be able to offer investors the ability to convert shares of Series A Preferred Stock into shares of our Common Stock.

We may issue additional debt and equity securities, which are senior to our Series A Preferred Stock as to distributions and in liquidation, which could materially adversely affect the value of the Series A Preferred Stock.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. Any preferred securities, if issued by our company, may have a preference with respect to distributions and upon liquidation that is senior to the preference of the Series A Preferred Stock, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Series A Preferred Stock. In addition, we can change our leverage strategy from time to time without approval of holders of our Preferred Stock or Common Stock, which could materially adversely affect the value of our Preferred Stock, including the Series A Preferred Stock.

We are not required to raise any minimum amount in this offering before we may utilize the funds received in this offering. Investors should be aware that there is no assurance that any monies beside their own will be invested in this offering.

Because there is no minimum amount of subscriptions which we must receive before accepting funds in the Offering, you will not be assured that we will have sufficient funds to execute our business plan or satisfy its working capital requirements and will bear the risk that we will be unable to secure the funds necessary to meet our current and anticipated financial obligations.

This offering is being conducted on a "best efforts" basis without a minimum and we may not be able to execute our growth strategy if the $20,000,000 maximum is not sold.

If you invest in our Series A Preferred Stock and less than all of the offered shares of our Series A Preferred Stock are sold, the risk of losing your entire investment will be increased. We are offering our Series A Preferred Stock on a "best efforts" basis without a minimum, and we can give no assurance that all of the offered Series A Preferred Stock will be sold. If less than $20,000,000 of Series A Preferred Stock shares offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. No assurance can be given to you that any funds will be invested in this offering other than your own.

We may terminate this offering at any time during the Offering period.

We reserve the right to terminate this offering at any time, regardless of the number of shares sold. In the event that we terminate this offering at any time prior to the sale of all of the shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by our company and no funds will be returned to subscribers.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $ 18,260,000 if the maximum number of shares of Series A Preferred Stock being offered are sold after deducting the estimated Selling Agent commissions and estimated offering expenses payable by us.

The following table below sets forth the funds that will be available to us as a result of the offering:

		Assuming min. offering	Assuming 25% of offering sold	Assuming 50% of offering sold	Assuming 75% of offering sold	Assuming max. offering
A.	Amount to be raised by this offering	$0	$5,000,000	$10,000,000	$15,000,000	$20,000,000
B.	Selling commissions and fees	$0	$350,000	$700,000	$1,050,000	$1,400,000
C.	Estimated offering costs (e.g., legal, accounting, audit)	$340,000	$340,000	$340,000	$340,000	$340,000
D.	Available funds: D = A - (B+C)	($340,000)	$4,310,000	$8,960,000	$13,610,000	$18,260,000
E.	Additional sources of funding required	N/A	N/A	N/A	N/A	N/A
F.	Working capital deficiency(1)	($2,000,000)	($2,000,000)	($2,000,000)	($2,000,000)	($2,000,000)
G.	Total: G = (D+E) - F	($2,340,000)	$2,310,000	$6,960,000	$11,610,000	$16,260,000

(1) Amounts raised pursuant to the Offering will not be sufficient to extinguish the working capital deficiency, which is provided in the table above as of January 31, 2024. Management expects to manage the working capital deficiency through a combination of the cash flows from its upcoming product launches, potential term loan as well as future fundraising.

The following table below sets forth the uses of proceeds from the sale of the securities offered in this offering:

Description of intended use of net proceeds from this offering	Assuming min. offering	Assuming 25% of offering sold	Assuming 50%	Assuming 75%	Assuming max. offering
Product Launches	$0	$1,000,000	$2,000,000	$2,000,000	$2,000,000
Debt Repayment(1)	$0	$1,400,000	$2,400,000	$3,400,000	$4,400,000
Working Capital	$0	$1,910,000	$4,560,000	$8,210,000	$11,860,000
Total	$0	$4,310,000	$8,960,000	$13,610,000	$18,260,000

(1) Partial repayment of the principal and accrued interest under the Loan Agreement (as defined below) with atai. atai is an insider and principal shareholder of the Company, holding approximately 21.35% of the shares of Common Stock. The Loan was used for working capital as well as for the development of a N,N-dimethyltryptamine (DMT) oral film product pursuant to IntelGenx’s strategic partnership with atai.

We intend to use the net proceeds from this offering for product launches, debt repayment as well as working capital. We intend to spend the available funds as stated. We will reallocate funds only for sound business reasons. As of the date of this offering circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, including the factors described under the heading "Risk Factors" and elsewhere in this offering circular. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DETERMINATION OF OFFERING PRICE

There will be no trading market for our Series A Preferred Stock upon issuance and we do not expect any trading market to develop for the Series A Preferred Stock. The Series A Preferred Stock is being sold at par, which we have determined to be $10.00 per share, and it is expected that at some time after the initial closing of this offering we will exercise our right to call the Series A Preferred Stock for redemption , for cash, at a call price equal to 150% of par (i.e., of the original issue price of the Series A Preferred Stock) or that, after the fifth anniversary of the initial closing of this offering, holders of the Series A Preferred Stock will exercise their right to put their shares of Series A Preferred Stock to us at 150% of par. Accordingly, the $10.00 price per share of Series A Preferred Stock is arbitrary and represents the amount of investment made by an investor for purposes of determining the redemption price upon a put or call (i.e., the redemption price will be 150% of the purchase price or $15.00 per share of Series A Preferred Stock).

DIVIDEND POLICY

Dividends on the Series A Preferred Stock being offered will be cumulative and payable quarterly in arrears to all holders of record on the applicable record date. Holders of our Series A Preferred Stock will be entitled to receive cumulative dividends in the amount of $0.20 per share each quarter, which is equivalent to the annual rate of 8.00% of the $10.00 original per share purchase price; provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder), such amount shall be increased to $0.30 per quarter, which is equivalent to the annual rate of 12% of the $10.00 original per share purchase price. Dividends on shares of our Series A Preferred Stock will continue to accrue even if any of our agreements prohibit the current payment of dividends or we do not have earnings. Dividends may be paid in cash or at the Company's discretion and subject to the prior approval of the TSX, in kind in the form of Common Stock at a price equal to the five-day volume-weighted average price of the shares of Common Stock on the TSX ending on the second trading day before the date selected by the Company for the payment of such dividends. In addition, the payment of dividends in kind in the form of Common Stock may require approval from the Company’s holders of shares of Common Stock in certain instances, in accordance with requirements of the TSX. See “Description of Securities - Preferred Stock - Series A Preferred Stock - Dividend Rate and Payment Dates” beginning on page 54 for additional details.

Our anticipated source of funds to pay the cumulative dividends for our Series A Preferred Stock in cash will be from net operating income and retained earnings, if any. See also "Risk Factors-Risks Related to this Offering and Ownership of Our Series A Preferred Stock-We cannot assure you that we will be able to pay cash dividends."

We have never declared dividends or paid cash dividends on our Common Stock. Our Board will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and, other than as indicted above with respect to the Series A Preferred Stock, we do not anticipate paying any cash dividends in the near future. Our Board has complete discretion on whether to pay cash dividends or issue additional shares of Common Stock as dividends on the Series A Preferred Stock. Even if our Board decides to pay additional dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for our Common Stock

Our Common Stock has been quoted on OTC Markets under the symbol "IGXT" since January 2007. Beginning in June 2012, our Common Stock was quoted on the OTCQX and, since April 2020, has been quoted on the OTCQB. Our Common Stock was also listed on the TSX Venture Exchange (the "TSX-V") from May 2008 until our graduation to the TSX in October 2021 where our Common Stock is now trading under the under the symbol "IGX".

Stockholders of Record

On February 14, 2024, there were approximately 49 holders of record of our Common Stock, one of which was Cede & Co., a nominee for Depository Trust Company, and one of which was The Canadian Depository for Securities Limited ("CDS"). All of our Common Stock held by brokerage firms, banks and other financial institutions in the United States and Canada as nominees for beneficial owners are considered to be held of record by Cede & Co. in respect of brokerage firms, banks and other financial institutions in the United States, and by CDS in respect of brokerage firms, banks and other financial institutions located in Canada. Cede & Co. and CDS are each considered to be one shareholder of record.

Dividends

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on our Common Stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospect and other factors that the Board may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(3) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	10,264,294 (1)(2)	$0.29	7,897,816(4)
Equity Compensation Plans Not Approved by Security Holders	0	-	0
Total	10,264,294	$0.29	7,897,816

Footnotes:

(1) Includes shares of our Common Stock issuable pursuant to options granted under the 2006, 2016 and 2022 versions of the Stock Option Plans and RSUs awarded under our PRSU Plan.

(2) At the 2022 Annual Meeting of Shareholders, shareholders approved the 2022 Amended and Restated Stock Option Plan, which was adopted by the Board on March 21, 2022.

(3) The weighted average exercise price excludes RSUs, which have no exercise price.

(4) Represents the maximum number of shares of our Common Stock available for grants under the 2022 Amended and Restated Stock Option Plan as of December 31, 2023.

2022 Amended and Restated Stock Option Plan

The 2016 Stock Option Plan was adopted by the Board in order to make the terms of the Company's stock option plan more consistent with the requirements of the TSX-V and to remove certain provisions which would have enabled the Company to grant incentive stock options in compliance with Section 422 of the Internal Revenue Code. The 2016 Stock Option Plan permits the granting of options to officers, employees, directors and eligible consultants of the Company. A total of 6,361,525 shares of Common Stock were reserved for issuance under this plan, which includes stock options granted under the previous 2006 Stock Option Plan. In August 2018, the Board approved the amendment of the 2016 Stock Option Plan to increase the total number of shares of Common Stock reserved under the plan to 9,347,747 and in July 2020, the number of shares reserved was increased to 11,025,965. Options may be granted under the 2016 Stock Option Plan on terms and at prices as determined by the Board except that the options cannot be granted at less than the market closing price of the Common Stock on the TSX on the date prior to the grant. Each option will be exercisable after the period or periods specified in the option agreement, but no option may be exercised after the expiration of 10 years from the date of grant. The 2016 Stock Option Plan provides the Board with more flexibility when setting the vesting schedule for options which was otherwise fixed in the 2006 Stock Option Plan. On March 21, 2022, the Board adopted further amendments to the 2016 Stock Option Plan, which were approved by shareholders at the 2022 Annual Meeting of Shareholders.

PRSU Plan

The PRSU Plan was approved by Shareholders at the 2018 annual meeting on May 7, 2018. The primary purpose of this PRSU Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified executive officers and senior managers of the Company and its Subsidiaries and to reward such officers and senior managers for their contributions toward the long-term goals and success of the Company and to enable and encourage such officers and senior managers to acquire shares of Common Stock as long-term investments and proprietary interests in the Company.

The PRSU Plan permits the Board to grant RSU awards to employees, consultants or directors of the Company and Performance Share Unit ("PSU") awards to employees and consultants of the Company. In each case, the award of RSUs or PSUs are subject to restrictions in connection with the termination of employment, engagement or term in office. The Board may, in its sole discretion, grant the majority of the awards to insiders of the Company. The number of shares of Common Stock reserved for issuance under this plan is equal 2.5% of the issued and outstanding Common Stock of the Company. The Board has the authority to condition the grant of RSUs or PSUs upon the attainment of specified performance goals, or such other factors (which may vary between awards) as the Board determines in its sole discretion. The Board has the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs or PSUs. In the case of PSUs, such awards may be adjusted in accordance with the applicable PSU award agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations provides information that management believes is relevant to an assessment and understanding of our plans and financial condition. The following selected financial information is derived from our historical financial statements should be read in conjunction with such financial statements and notes thereto set forth elsewhere herein and the "Cautionary Note Regarding Forward-Looking Statements" explanation included herein.

The following discussion of the Company's financial condition and the results of operations should be read in conjunction with the financial statements and footnotes thereto appearing elsewhere in this offering circular and in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that we filed with the Commission on March 29, 2023 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that we filed with the Commission on November 9, 2023. See "Documents Incorporated by Reference" beginning on page 66 of this offering circular. The financial statements have been prepared in accordance with U.S. GAAP.

All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that in addition to the description of historical facts contained herein, this offering circular contains certain forward-looking statements that involve risks and uncertainties as detailed herein and from time to time in the Company's other filings with the Commission and elsewhere. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those, described in the forward-looking statements. These factors include, among others: (a) the Company's fluctuations in sales and operating results; (b) risks associated with international operations; (c) regulatory, competitive and contractual risks; (d) development risks; (e) the ability to achieve strategic initiatives, including but not limited to the ability to achieve sales growth across the business segments through a combination of enhanced sales force, new products, and customer service; and (f) pending litigation.

Company Background

We are a drug delivery company headquartered in Montreal, Quebec, Canada. Our focus is on the contract development and manufacturing of novel oral thin film products for the pharmaceutical market. More recently, we have made the strategic decision to enter the Canadian cannabis market with non-prescription cannabis infused oral film that launched in early 2021 and in 2020 we made the decision to enter the psychedelic market. As a full service CDMO, we are offering partners a comprehensive portfolio of pharmaceutical services, including pharmaceutical R&D, clinical monitoring, regulatory support, tech transfer, manufacturing scale-up and commercial manufacturing.

Our business strategy is to leverage our proprietary drug delivery technologies and develop pharmaceutical products with tangible benefits for patients, for our partners and, once a developed product launches, retain the exclusive manufacturing rights.

Our primary growth strategy is based on providing CDMO services to the pharmaceutical industry by focusing on three key strategic areas: (1) psychedelics, (2) cannabis, and (3) animal health.

We have established a state-of-the-art manufacturing facility for the future manufacture of our VersaFilm™ and VetaFilm™ products. We believe that this (1) represents a profitable business opportunity, (2) will reduce our dependency upon third-party contract manufacturers, thereby protecting our manufacturing process know-how and intellectual property, and (3) allows us to offer our development partners a full service from product conception through to supply of the finished product.

We initiated a project to expand the existing manufacturing facility, the timing of which will be dictated in part by the completion of agreements with our commercial partners. This expansion became necessary in order to meet expected production volumes from our commercial partners. The new facility should create a fourfold increase of our production capacity in addition to offering a one-stop shopping opportunity to our partners and provide better protection of our Intellectual Property.

Product Opportunities that provide Tangible Patient Benefits

In addition to our three key strategic areas we will offer our services to develop oral film products leveraging our VersaFilm™ technology that provide tangible patient benefits versus existing drug delivery forms. Patients with difficulties swallowing medication, pediatrics or geriatrics may benefit from oral films due to the ease of use. Similarly, we are working on oral films to improve bio-availability and/or response time versus existing drugs and thereby reducing side effects.

Development of New Drug Delivery Technologies

The rapidly disintegrating film technology contained in our VersaFilm™, is an example of our efforts to develop alternate technology platforms. As we work with various partners on different products, we seek opportunities to develop new proprietary technologies.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We require continued access to capital markets to support our operations, as well as to achieve our strategic plans. Any impediments to our ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of our financial condition or prospects, could have a materially adverse effect on us. In addition, our access to financing is influenced by the economic and credit market environment. We manage liquidity risk through the management of our capital structure.

Our objective in managing capital is to ensure a sufficient liquidity position to finance our R&D activities, scale up activities, regulatory activities, including product pipeline development general and administrative expenses, working capital and overall capital expenditures. Since inception, we have financed our liquidity needs primarily through public offerings of our Common Stock, convertible debentures, convertible notes, bank loans, royalty, up-front and milestone payments, license fees, proceeds from exercise of warrants and options, R&D revenues and the sale of U.S. royalty on future sales of Forfivo XL®. When possible, we try to optimize our liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from collaboration and research agreements or product licensing agreements.

In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews, approves and monitors our annual operating and capital budgets, as well as any material transactions.

Currency Rate Fluctuations

Our operating currency is Canadian dollars, while our reporting currency is U.S. dollars. Accordingly, our results of operations and balance sheet position have been affected by currency rate fluctuations. In summary, our financial statements for the fiscal year ended December 31, 2022 report an accumulated other comprehensive loss due to foreign currency translation adjustments and changes in fair values of $2,234 primarily due to the fluctuation in the rates and fair values used to prepare our financial statements, $863 of which negatively impacted our comprehensive loss for the fiscal year ended December 31, 2022. The following Management Discussion and Analysis takes this into consideration whenever material.

Reconciliation of Comprehensive Loss to Adjusted Earnings (Loss) before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA (Loss))

Adjusted EBITDA is a non-US GAAP financial measure. A reconciliation of the Adjusted EBITDA is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than US-GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe it provides meaningful information on our financial condition and operating results.

IntelGenx obtains its Adjusted EBITDA measurement by adding / (deducting) to comprehensive loss, finance income and costs, depreciation and amortization, income taxes and foreign currency translation adjustment incurred during the period. IntelGenx also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee and consultant's remuneration and can vary significantly with changes in the market price of our shares. Foreign currency translation adjustments are a component of other comprehensive income and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact our core operating performance may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other corporations.

Reconciliation of Non-U.S.-GAAP Financial Information

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
In U.S.$. $thousands	2022	2021	2022	2021
	$	$	$	$
Comprehensive loss	(2,314)	(2,857)	(11,553)	(9,827)
Add (deduct):
Depreciation	190	202	777	791
Finance costs	218	354	1,281	1,488
Finance income	(2)	-	(4)	(152)
Deferred income tax	-	(3)	-	(6)
Share-based compensation	19	26	113	107
Other comprehensive (income) loss	(430)	(1)	863	515

Adjusted EBITDA Loss	(2,319)	(2,279)	(8,523)	(7,084)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Comprehensive loss	(2,547)	(2,975)	(8,480)	(9,239)
Add (deduct):
Depreciation	200	196	587	587
Finance costs	390	286	1,055	1,063
Finance income	(1)	(1)	(28)	(2)
Share-based compensation	103	31	283	94
Other comprehensive (income) loss	(212)	299	(67)	1,293

Adjusted EBITDA Loss	(2,067)	(2,164)	(6,650)	(6,204)

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA (Loss)) (In U.S.$ thousands)

Adjusted EBITDA Loss increased by $40 for the three-month period ended December 31, 2022 to ($2,319) compared to ($2,279) for the three-month period ended December 31, 2021. Adjusted EBITDA Loss increased by $1,439 for the twelve-month period ended December 31, 2022 to ($8,523) compared to ($7,084) for the twelve-month period ended December 31, 2021. The increase in Adjusted EBITDA Loss of $40 for the three-month period ended December 31, 2022 is mainly attributable to a decrease in revenues of $321, offset by decreases in Manufacturing expenses of $173 before consideration of stock-based compensation, R&D expenses of $67 before consideration of stock-based compensation, and SG&A expenses of $41 before consideration of stock-based compensation. The increase in Adjusted EBITDA Loss of $1,439 for the twelve-month period ended December 31, 2022 is mainly attributable to a decrease in revenues of $585, and increases in SG&A expenses of $931 before consideration of stock-based compensation, and R&D expenses of $305 before consideration of stock-based compensation, offset by decreases in Manufacturing expenses of $382 before consideration of stock-based compensation.

Adjusted EBITDA (Loss) improved by $97 for the three-month period ended September 30, 2023 to ($2,067) compared to ($2,164) for the three-month period ended September 30, 2022. The improvement of Adjusted EBITDA (Loss) of $97 for the three-month period ended September 30, 2023 is mainly attributable to an increase in revenues of $176 and a decrease in Manufacturing expenses of $141 before consideration of stock-based compensation, offset by increases in R&D expenses of $165 before consideration of stock-based compensation and SG&A expenses of $55 before consideration of stock-based compensation expense.

Adjusted EBITDA (Loss) increased by $446 for the nine-month period ended September 30, 2023 to ($6,650) compared to ($6,204) for the nine-month period ended September 30, 2022. The increase in Adjusted EBITDA (Loss) of $446 for the nine-month period ended September 30, 2023 is mainly attributable to a decrease in revenues of $164 and increases in SG&A expenses of $234 before consideration of stock-based compensation and R&D expenses of $221 before consideration of stock-based compensation, offset by a decrease in Manufacturing expenses of $173 before consideration of stock-based compensation expense.

Results of operations for the three month and twelve month periods ended December 31, 2022 compared with the three month and twelve month periods ended December 31, 2021.

	Three-month period ended December 31,		Twelve-month period ended December 31,
In U.S.$ thousands	2022	2021	2022	2021

Revenue	$173	$494	$950	$1,535

Research and Development Expenses	742	807	3,031	2,717

Manufacturing Expenses	477	658	1,858	2,256

Selling, General and Administrative Expenses	1,292	1,334	4,697	3,753

Depreciation of tangible assets	190	202	777	791

Operating Loss	(2,528)	(2,507)	(9,413)	(7,982)

Net Loss	(2,744)	(2,858)	(10,690)	(9,312)

Comprehensive Loss	(2,314)	(2,857)	(11,553)	(9,827)

Results of operations for the three-month and nine-month periods ended September 30, 2023 compared with the three-month and nine-month periods ended September 30, 2022.

	Three-month period ended September 30,		Nine-month period ended September 30,

	2023	2022	2023	2022

Revenue	$318	$142	$613	777

Research and Development Expenses	867	704	2,503	2,289

Manufacturing expenses	283	429	1,192	1,381

Selling, General and Administrative Expenses	1,338	1,204	3,851	3,405

Depreciation of tangible assets	200	196	587	587

Operating loss	(2,370)	(2,391)	(7,520)	(6,885)

Net loss	(2,759)	(2,676)	(8,547)	(7,946)

Comprehensive loss	(2,547)	(2,975)	(8,480)	(9,239)

Revenue

Total revenues for the three-month period ended December 31, 2022 amounted to $173, representing a decrease of $321 or 65% compared to $494 for the three-month period ended December 31, 2021. Total revenues for the twelve-month period ended December 31, 2022 amounted to $950 representing a decrease of $585 or 38% compared to $1,535 for the twelve-month period ended December 31, 2021. The decrease for the three-month period ended December 31, 2022 compared to the last year's corresponding period is mainly attributable to decreases in Revenues from Licensing agreements of $249, R&D Revenues of $43 and Product Revenues of $36, offset by an increase in Royalties on Product Sales of $7. The decrease for the twelve-month period ended December 31, 2022 compared to the last year's corresponding period is mainly attributable to decreases in Sales Milestone Revenue of $320, Revenues from Licensing agreements of $249, and Product Revenues of $189, offset by increases in R&D Revenues of $125 and Royalties on Product Sales of $48.

Total revenues for the three-month period ended September 30, 2023 amounted to $318, representing an increase of $176 or 124% compared to $142 for the three-month period ended September 30, 2022. Total revenues for the nine-month period ended September 30, 2023 amounted to $613, representing a decrease of $164 or 21% compared to $777 for the nine-month period ended September 30, 2022. The increase for the three-month period ended September 30, 2023 compared to the last year's corresponding period is attributable to increases in R&D Revenues of $128, R&D Milestone Revenues of $125 and Royalties on Product Sales of $2, offset by a decrease in Product Revenues of $79. The decrease for the nine-month period ended September 30, 2023 compared to the last year's corresponding period is attributable to decreases in R&D Revenues of $195, Product Revenues of $79, and Royalties on Product Sales of $15, offset by a decrease in R&D Milestone Revenues of $125.

Research and development expenses

R&D expenses for the three-month period ended December 31, 2022 amounted to $742, representing a decrease of $65 or 8%, compared to $807 for the three-month period ended December 31, 2021. R&D expenses for the twelve-month period ended December 31, 2022 amounted to $3,031, representing an increase of $314 or 12%, compared to $2,717 recorded in the same period of 2021.

The decrease in R&D expenses for the three-month period ended December 31, 2022 is mainly attributable to decreases in salary expenses of $101, the allocation of the 20% credit of $80 as per the strategic development agreement with atai, analytical costs of $55, lab supplies of $36, and an increase in R&D estimated tax credits of $39, offset by increases in study costs of $223 and consulting fees of $26.

The increase in R&D expenses for the twelve-month period ended December 31, 2022 is mainly attributable to increases in study costs of $773, the allocation of the 20% credit of $150 as per the strategic development agreement with atai, consulting fees of $96, repairs and maintenance of $32, and a decrease in R&D estimated tax credits of $65, offset by decreases in R&D batch development expenses of $350, analytical costs of $253, lab supplies of $93, salary expenses of $57, and patent expenses of $49.

In the twelve-month period ended December 31, 2022 we recorded estimated Research and Development Tax Credits of $118, compared with $183 that was recorded in the same period of the previous year.

R&D expenses for the three-month period ended September 30, 2023 amounted to $867, representing an increase of $163 or 23%, compared to $704 for the three-month period ended September 30, 2022. R&D expenses for the nine-month period ended September 30, 2023 amounted to $2,503, representing an increase of $214 or 9%, compared to $2,289 for the nine-month period ended September 30, 2022.

The increase in R&D expenses for the three-month period ended September 30, 2023 is attributable to increases in the allocation of the 20% credit of $95 as per the strategic development agreement with atai, study costs of $86, and salary expenses of $66, offset by decreases in analytical costs of $44, lab supplies of $16, and an increase in R&D estimated tax credits of $24. The increase in R&D expenses for the nine-month period ended September 30, 2023 is attributable to increases in the allocation of the 20% credit of $132 as per the strategic development agreement with atai, study costs of $119, and salary expenses of $76, offset by a decrease in analytical costs of $70, lab supplies of $14 and an increase in R&D estimated tax credits of $29.

In the three-month period ended September 30, 2023 we recorded estimated Research and Development Tax Credits of $37, compared with $13 that was recorded in the same period of the previous year. In the nine-month period ended September 30, 2023 we recorded estimated Research and Development Tax Credits of $81, compared with $52 that was recorded in the same period of the previous year.

Manufacturing expenses

Manufacturing expenses for the three-month period ended December 31, 2022 amounted to $477, representing a decrease of $181 or 28%, compared to $658 for the three-month period ended December 31, 2021. Manufacturing expenses for the twelve-month period ended December 31, 2022 amounted to $1,858 representing a decrease of $398 or 18%, compared to $2,256 for the twelve-month period ended December 31, 2021.

The decrease in Manufacturing expenses for the three-month period ended December 31, 2022 is mainly attributable to decreases in salary expenses of $246 due to employee departures, supplies and consumables of $39, offset by increases in storage fees of $87, consulting fees of $10 and quality expenses of $8.

The decrease in Manufacturing expenses for the twelve-month period ended December 31, 2022 is mainly attributable to decreases in supplies and consumables of $378 and salary expenses of $242 due to employee departures, offset by increases in storage costs of $87, repairs and maintenance of $64, quality expenses of $46 and consulting fees of $26.

Manufacturing expenses for the three-month period ended September 30, 2023 amounted to $283, representing a decrease of $146 or 34%, compared to $429 for the three-month period ended September 30, 2022. Manufacturing expenses for the nine-month period ended September 30, 2023 amounted to $1,192 representing a decrease of $189 or 14%, compared to $1,381 for the nine-month period ended September 30, 2022.

The decrease in Manufacturing expenses for the three-month period ended September 30, 2023 is mainly attributable to decreases in salary expenses of $67 due to employee departures, supplies and consumables of $56, and repairs and maintenance of $40, offset by an increase in consulting fees of $6. The decrease in Manufacturing expenses for the nine-month period ended September 30, 2023 is mainly attributable to decreases in salary expenses of $152 due to employee departures, repairs and maintenance of $42, and quality expenses of $18, offset by an increase in supplies and consumables of $17.

Selling, general and administrative ("SG&A") expenses

SG&A expenses for the three-month period ended December 31, 2022 amounted to $1,292, representing a decrease of $42 or 3%, compared to $1,334 for the three-month period ended December 31, 2021. SG&A expenses for the twelve-month period ended December 31, 2022 amounted to $4,697, representing an increase of $944 or 25%, compared to $3,753 recorded in the same period of 2021.

The decrease in SG&A expenses for the three-month period ended December 31, 2022 is mainly attributable to decreases in filing fees of $146, salaries and compensation expenses of $43, business development expenses of $15, travel expenses of $10, and office supplies of $7, offset by increases in professional fees of $122 and insurance expense of $59.

The increase in SG&A expenses for the twelve-month period ended December 31, 2022 is mainly attributable to the variation of the foreign exchange due to the depreciation of the CA dollar vs US currency in the amount of $841 and increases in professional fees of $403 (including recruiting fees), insurance expense of $191, leasehold expenses of $67, investor relations expenses of $20, business development expenses of $13, offset by decreases in salaries and compensation expenses of $477, mainly attributable to the fact that there was no bonus awarded in 2022 and the revaluation of previously issued DSUs which was caused by the decrease in the Company's share price during the twelve-month period ended December 31, 2022 and filing fees of $113.

SG&A expenses for the three-month period ended September 30, 2023 amounted to $1,338, representing an increase of $134 or 11%, compared to $1,204 for the three-month period ended September 30, 2022. SG&A expenses for the nine-month period ended September 30, 2023 amounted to $3,851 representing an increase of $446 or 13%, compared to $3,405 for the nine-month period ended September 30, 2022.

The increase in SG&A expenses for the three-month period ended September 30, 2023 is mainly attributable to increases in salary and compensation expenses of $162 (mainly attributable to the revaluation of previously issued DSUs of $45, stock-based compensation expense of $79 and hiring of new officers), investor relations expenses of $13, and the variation of the foreign exchange due to the depreciation of the CA dollar vs US currency in the amount of $33, offset by a decrease in professional fees of $86. The increase in SG&A expenses for the nine-month period ended September 30, 2023 is mainly attributable to increases in salary and compensation expenses of $784 (mainly attributable to the issuance of new DSUs and revaluation of previously issued DSUs of $200, stock-based compensation expense of $212, and hiring of new officers), investor relations expenses of $90, and insurance expense of $67, offset by the variation of the foreign exchange due to the depreciation of the CA dollar vs US currency in the amount of $281 and a decrease in professional fees of $210.

Depreciation of tangible assets

In the three-month period ended December 31, 2022 we recorded an expense of $190 for the depreciation of tangible assets, compared with an expense of $202 thousand for the same period of the previous year. In the twelve-month period ended December 31, 2022 we recorded an expense of $777 for the depreciation of tangible assets, compared with an expense of $791 for the same period of the previous year.

In the three-month period ended September 30, 2023 we recorded an expense of $200 for the depreciation of tangible assets, compared with an expense of $196 for the same period of the previous year. In the nine-month period ended September 30, 2023 we recorded an expense of $587 for the depreciation of tangible assets, compared with an expense of $587 for the same period of the previous year.

Share-based compensation expense, warrants and stock based payments

Share-based compensation warrants and share-based payments expense for the three-month period ended December 31, 2022 amounted to $19 compared to $26 for the three-month period ended December 31, 2021. Share-based compensation warrants and share-based payments expense for the twelve-month period ended December 31, 2022 amounted to $113 compared to $107 for the twelve-month period ended December 31, 2021.

We expensed approximately $101 in the twelve-month period ended December 31, 2022 for options granted to our employees in 2021 and 2022 under the 2016 Stock Option Plans and $12 for options granted to consultants, compared with $107 and $Nil, respectively that was expensed in the same period of the previous year.

Share-based compensation warrants and share-based payments expense for the three-month period ended September 30, 2023 amounted to $103 compared to $31 for the three-month period ended September 30, 2022. Share-based compensation warrants and share-based payments expense for the nine-month period ended September 30, 2023 amounted to $283 compared to $94 for the nine-month period ended September 30, 2022.

We expensed approximately $100 in the three-month period ended September 30, 2023 for options granted to our employees and $3 for options granted to a consultant, compared with $28 and $3, respectively that was expensed in the same period of the previous year.

We expensed approximately $274 in the nine-month period ended September 30, 2023 for options granted to our employees and $9 for options granted to a consultant, compared with $85 and $9, respectively that was expensed in the same period of the previous year.

There remains approximately $567 in stock-based compensation to be expensed in fiscal 2023 through 2027 of which $3 relates to the issuance of options to a consultant during 2021. We anticipate the issuance of additional options and warrants in the future, which will continue to result in stock-based compensation expense.

Key items from the balance sheet

	December 31, 2022	December 31, 2021	Increase/ (Decrease)	Percentage Increase/ (Decrease)

Current Assets	$3,788	$11,437	$(7,649)	(67%)

Leasehold improvements and Equipment, net	4,425	5,213	(788)	(15%)

Security Deposits	245	252	(7)	(3%)

Operating lease right-of-use asset	732	1,003	(271)	(27%)

Current Liabilities (excluding convertible debentures)	2,374	2,773	(399)	(14%)

Long-term debt	5,500	2,500	3,000	120%

Convertible debentures	-	4,247	(4,247)	(100%)

Convertible notes	4,272	3,709	563	15%

Operating lease liability	425	642	(217)	(34%)

Finance lease liability	42	84	(42)	(50%)

Capital Stock	1	1	0	0%

Additional Paid-in Capital	67,340	63,104	4,236	7%

	September 30, 2023	December 31, 2022	Increase/ (Decrease)	Percentage Increase/ (Decrease)

Current assets	$3,211	$3,788	$(577)	(15%)

Leasehold improvements and equipment, net	3,976	4,425	(449)	(10%)

Security deposits	245	245	-	0%

Operating lease right-of-use asset	681	732	(51)	(7%)

Current liabilities	3,816	2,374	1,442	61%

Long-term debt	8,500	5,500	3,000	55%

Convertible notes	6,371	4,272	2,099	49%

Operating lease liability	275	425	(150)	(35%)

Finance lease liability	57	42	15	36%

Capital Stock	1	1	0	0%

Additional paid-in-capital	68,337	67,340	997	1%

Going concern

The Company has financed its operations to date primarily through public offerings of its common stock, proceeds from issuance of convertible notes and debentures, bank loans, royalty, up-front and milestone payments, license fees, proceeds from exercise of warrants and options, and research and development revenues. The Company has devoted substantially all of its resources to its drug development efforts, conducting clinical trials to further advance the product pipeline, the expansion of its facilities, protecting its intellectual property and general and administrative functions relating to these operations. The future success of the Company is dependent on its ability to develop its product pipeline and ultimately upon its ability to attain profitable operations. As of September 30, 2023, the Company had cash and short-term investments totaling approximately $2,077. The Company does not have sufficient existing cash and short-term investments to support operations for the next year following the issuance of these financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to alleviate these conditions include pursuing one or more of the following steps to raise additional funding, none of which can be guaranteed or are entirely within the Company's control:

• Raise funding through the possible sale of the Company's common stock, including public or private equity financings.

• Raise funding through debt financing.

• Continue to seek partners to advance product pipeline.

• Expand oral film manufacturing activities.

• Initiate contract oral film manufacturing activities.

If the Company is unable to raise further capital when needed or on attractive terms, or if it is unable to procure partnership arrangements to advance its programs, the Company would be forced to potentially delay, reduce or eliminate some of its research and development programs and commercial activities.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

Current assets

Current assets totaled $3,788 at December 31, 2022 compared with $11,437 at December 31, 2021. The decrease of $7,649 is mainly attributable to decreases in cash of $2,735, short-term investments of $4,687, investment tax credits receivable of $277, and security deposits of $11, offset by increases in accounts receivable of $29 and prepaid expenses of $32.

Current assets totaled $3,211 as at September 30, 2023 compared with $3,788 as at December 31, 2022. The decrease of $577 is attributable to decreases in short-term investments of $1,144, accounts receivable of $103 security deposits of $120, and investment tax credits receivable of $68, offset by increases in cash of $694, prepaid expenses of $145, and inventory of $19.

Cash

Cash totaled $1,210 as at December 31, 2022 representing a decrease of $2,735 compared with the balance of $3,945 as at December 31, 2021. The decrease in cash on hand relates to net cash used in operating activities of $9,516, offset by net cash provided by financing activities of $2,965, net cash provided by investing activities of $3,509 and a positive effect of foreign exchange of $307.

Cash totaled $1,904 as at September 30, 2023 representing an increase of $694 compared with the balance of $1,210 as at December 31, 2022. The increase in cash on hand relates to net cash provided by financing activities of $5,609, net cash provided by investing activities of $1,058, and a positive foreign exchange effect of $25, offset by net cash used in operating activities of $5,998.

Short term investments

Short term investments totaled $1,317 as at December 31, 2022, representing a decrease of $4,687 compared with the balance of $6,004 as at December 31, 2021. The decrease in short term investments is attributable to redemption of investments to fund operations.

Accounts receivable

Accounts receivable totaled $709 as at December 31, 2022 representing an increase of $29 compared with the balance of $680 as at December 31, 2021. The increase is related to the invoicing of revenues incurred in the three month period ended December 31, 2022, offset by the collection of receivables.

Accounts receivable totaled $606 as at September 30, 2023 representing a decrease of $103 compared with the balance of $709 as at December 31, 2022. The main reason for the decrease is the collection in the nine-month period ended September 30, 2023 of revenues accounted for as at December 31, 2022 offset by revenues accounted for as at September 30, 2023.

Prepaid expenses

As at December 31, 2022, prepaid expenses totaled $137 compared with $105 as of December 31, 2021. The increase may be explained by advance payments made in December 2022.

As at September 30, 2023 prepaid expenses totaled $282 compared with $137 as of December 31, 2022. The increase may be explained by advance payments made in the nine-month period ended September 30, 2023.

Investment tax credits receivable

R&D investment tax credits receivable totaled approximately $159 as at December 31, 2022 compared with $436 as at December 31, 2021. The decrease is attributable to the collection of the 2020 and 2021 amounts, offset by the accrual estimated and recorded for the twelve month period ended December 31, 2022.

R&D investment tax credits receivable totaled approximately $91 as at September 30, 2023 compared with $159 as at December 31, 2022. The decrease is attributable to the fact that the 2022 amount was collected in 2023, offset by the accrual estimated and recorded for the nine-month period ended September 30, 2023.

Leasehold improvements and equipment

As at December 31, 2022, the net book value of leasehold improvements and equipment amounted to $4,425, compared to $5,213 as at December 31, 2021. In the year ended December 31, 2022 additions to assets totaled $271 and mainly comprised of $161 for laboratory and office equipment, $50 for manufacturing equipment, $50 for leasehold improvements and $10 for computer equipment, offset by variation of foreign exchange fluctuation and depreciation expense of $777.

As at September 30, 2023, the net book value of leasehold improvements and equipment amounted to $3,976, compared to $4,425 at December 31, 2022. In the nine-month period ended September 30, 2023 additions to assets totaled $117 and comprised of $66 for lab equipment, $39 for leasehold improvements, $9 for manufacturing equipment and $3 for computer equipment, offset by depreciation expense of $587 and variation of foreign exchange fluctuation.

Security deposit

A security deposit in the amount of CA$300 ($222) in respect of an agreement to lease approximately 17,000 square feet in a property located at 6420 Abrams, St-Laurent, Quebec, Canada was recorded as at September 30, 2023. Security deposits in the amount of CA$26 ($19) for utilities and CA$5 ($4) for Cannabis license were also recorded as at September 30, 2023. Security deposit in the amount of CA$100 ($74) for Company credit cards was also recorded as at September 30, 2023 but classified as short-term.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities totaled $2,102 as at December 31, 2022 (December 31, 2021 - $2,299). The decrease is mainly attributable to a decrease in payroll related accruals as at December 31, 2022.

Accounts payable and accrued liabilities totaled $3,193 as at September 30, 2023 compared with $2,102 as at December 31, 2022. The increase is attributable to an increase in trade payable for R&D and Manufacturing costs incurred and an increase in the accrual recorded for DSUs granted to directors.

Loan payable

Loan payable totaled $8,500 as at September 30, 2023 compared with $5,500 as at December 31, 2022. atai has granted the Company a secured loan in the amount of $8,500, bearing interest at 8%. The loan is guaranteed by the Company and secured by all present and future movable property, rights and assets of the Company, excluding any intellectual property or technology controlled or owned by the Company.

On August 31, 2023, the Company entered into an amending agreement (the "Amending Agreement") in respect of the amended and restated loan agreement dated as of September 14, 2021 (the "Loan Agreement") between the Company, as borrower, and atai, as lender pursuant to which, among other things, the maturity date of the Loan Agreement was extended from January 5, 2024 to January 5, 2025, and the Company granted additional security to atai over any non-licensed intellectual property of the Company (the "Loan Amendment").

On September 30, 2023, the Company and atai also agreed, subject to obtaining TSX and Shareholders approval, to enter into a second amendment to the Loan Agreement to provide, among other things, for the ability for atai to convert the principal and accrued interest outstanding under the Loan Agreement into Shares.

The interest for the interest-month period ended September 30, 2023 amounts to $501 and is recorded in financing and interest expense ($311 in 2022).

Convertible debentures

Convertible debentures totaled $Nil as at December 31, 2022 as compared to $4,247 as at December 31, 2021. The Corporation issued a total aggregate principal amount of CAD$7,600,000 ($5,611,000) of debentures at a price of CAD$1,000 ($738) per debenture in July 2017 and August 2017. On September 25, 2021, the debenture holders approved the extension of the maturity date of the convertible debentures from September 30, 2021 to September 30, 2022 and the conversion price was reduced from CAD$1.35 ($1.00) to CAD$0.50 ($0.37). On September 30, 2022, the Company issued 19,381,223 shares of common stock in payment of the outstanding CAD$5,450,000 ($4,229,000) aggregate principal amount of the convertible debentures. The convertible debentures, listed on the TSX under the symbol IGX.DB, were delisted from trading as of the close of business on June 30, 2022.

The convertible debentures were recorded as a liability. The accretion expense for the year ended December 31, 2022 amounts to CA$125,000 ($96,000) (CA$288,000, (230,000) in 2021). The interest on the convertible debentures as at December 31, 2022 amounts to CA$218,000 ($171,000) and was paid by issuance of 573,684 shares of Common Stock on July 5, 2022. The interest on the convertible debentures as at December 31, 2021 amounts to CA$549,000 ($438,000) and is recorded in Financing and interest expense.

During the year ended December 31, 2022, CA$60,000 ($48,000) of convertible debentures were converted into 120,000 shares of Common Stock at the option of the holders, resulting in an increase in additional paid-in capital of $48,000.

During the year ended December 31, 2021, CAD$1,926,000 ($1,519,000) of convertible debentures were converted into 3,852,000 shares of common stock at the option of the holders, resulting in an increase in additional paid-in capital of $1,498,000.

Convertible notes

Convertible notes totaled $4,272 as at December 31, 2022 as compared to $3,709 as at December 31, 2021. The convertible notes have been recorded as a liability. The accretion expense for the year ended December 31, 2022 amounts to $175 compared to $247 for the comparative period in 2021. The interest on the convertible notes for the year ended December 31, 2022 amounts to $380 ($302 in 2021) and is recorded in Financing and interest expense.

During the year ended December 31, 2021, $712,000 of convertible notes were converted into 1,985,847 shares of common stock at the option of the holders, resulting in an increase in additional paid-in capital of $632,000.

Convertible notes totaled $6,371 as at September 30, 2023 as compared to $4,272 as at December 31, 2022. The convertible notes have been recorded as a liability. The accretion expense for the period ended September 30, 2023 amounts to $170 ($130 in 2022). The interest on the convertible notes as at September 30, 2023 amounts to $347 ($285 in 2022) and is recorded in Financing and interest expense.

Shareholders' deficit

As at December 31, 2022 we had accumulated a deficit of $68,530 compared with an accumulated deficit of $57,863 as at December 31, 2021. Total assets amounted to $9,190 and shareholders' deficit totaled $3,423 as at December 31, 2022, compared with total assets and shareholders' equity of $17,905 and $3,871 respectively, as at December 31, 2021.

As at September 30, 2023, we had accumulated a deficit of $77,077 compared with an accumulated deficit of $68,530 as at December 31, 2022. Total assets amounted to $8,113 and shareholders' deficit totaled $10,906 as at September 30, 2023, compared with total assets and shareholders' deficit of $9,190 and $3,423 respectively, as at December 31, 2022.

Capital stock

As at December 31, 2022 capital stock amounted to $1.746 (December 31, 2021: $1.545). As at September 30, 2023 capital stock amounted to $1.746 (December 31, 2022: $1.746). Capital stock is disclosed at its par value with the excess of proceeds shown in Additional Paid-in-Capital.

Additional paid-in-capital

Additional paid-in capital totaled $67,340 as at December 31, 2022, as compared to $63,104 at December 31, 2021. Additional paid in capital increased by $4,236. The increase is due to the issuance of Common Stock of $4,229, interest paid by issuance of Common Stock of $171, stock-based compensation attributable to the amortization of stock options granted to employees of $113, and the value of the conversion of the convertible debentures of $48, offset by $325 for the adoption of ASU 606-20 where the previously accounted beneficial conversion feature in the amount of $325 was derecognized from the value of the convertible notes on a retroactive basis as at January 1, 2022.

Additional paid-in capital totaled $68,337 as at September 30, 2023, as compared to $67,340 as at December 31, 2022. Additional paid in capital increased by $997. The increase is due to the value of the atai warrants in connection with August 2023 private placement of $693, the value of the Agents' warrants in connection with the March 2023 private placement of $19, stock-based compensation attributable to the amortization of stock options granted to employees of $283 and $2 for stock options exercised.

Taxation

As at December 31, 2022, the date of our latest annual tax return, we had Canadian and provincial net operating losses of approximately $45,041 (December 31, 2021: $39,823) and $52,004 (December 31, 2021: $43,482) respectively, which may be applied against earnings of future years. Utilization of the net operating losses is subject to significant limitations imposed by the change in control provisions. Canadian and provincial losses will be expiring between 2026 and 2042. A portion of the net operating losses may expire before they can be utilized.

As at December 31, 2022, the Company had non-refundable tax credits of $3,004 thousand (2021: $2,912 thousand) of which $8 thousand is expiring in 2026, $10 thousand is expiring in 2027, $166 thousand is expiring in 2028, $146 thousand is expiring in 2029, $124 thousand is expiring in 2030, $132 thousand is expiring in 2031, $166 thousand is expiring in 2032, $110 thousand is expiring in 2033, $84 thousand expiring in 2034, $98 thousand is expiring in 2035, $136 thousand expiring in 2036, $259 thousand is expiring in 2037, $558 thousand expiring in 2038, $338 thousand expiring in 2039, $220 thousand expiring in 2040, $225 thousand expiring in 2041, and $224 expiring in 2042 and undeducted research and development expenses of $17,031 thousand (2021: $16,566 thousand) with no expiration date.

The deferred tax benefit of these items was not recognized in the accounts as it has been fully provided for.

Key items from the statement of cash flows

In U.S.$ thousands	December 31, 2022	December 31, 2021	Increase/ (Decrease)	Percentage Increase/ (Decrease)

Operating Activities	$(9,516)	$(7,173)	$(2,343)	$33%
Financing Activities	2,965	15,492	(12,527)	(81%)
Investing Activities	3,509	(5,074)	8,583	(169%)
Cash - end of period	1,210	3,945	(2,735)	(69%)

	September 30, 2023	September 30, 2022	Increase/ (Decrease)	Percentage Increase/ (Decrease)

Operating Activities	$(5,999)	$(6,963)	$964	(14%)
Financing Activities	5,609	2,975	2,634	89%
Investing Activities	1,058	1,233	(175)	(14%)
Cash - end of period	1,904	1,498	406	27%

Statement of cash flows

Net cash used in operating activities was $9,516 for the year ended December 31, 2022, compared to net cash used by operating activities of $7,173 for the year ended December 31, 2021. For the year ended December 31, 2022, net cash used by operating activities consisted of a net loss of ($10,690) (2021: $9,312) before depreciation, stock-based compensation, accretion expense, DSU expense, interest paid by issuance of Common Stock and lease non-cash expense in the amount of $1,228 (2021: $1,450) and a decrease in non-cash operating elements of working capital of $54 compared with an increase of $689 for the year ended December 31, 2021.

The net cash provided by financing activities was $2,965 for the year ended December 31, 2022, compared to net cash provided by financing activities of $15,492 for the year ended December 31, 2021. For the year ended December 31, 2022, an amount of $Nil (2021: $12,346) derives from proceeds from issuance of shares, an amount of $3,000 (2021: $2,500) derives from the issuance of a loan, and an amount of $Nil (2021: $1,897) derives from the net proceeds from convertible notes, offset by repayment of term loans for an amount of $Nil (2021: $737), the transaction costs related to share issuance of $Nil (2021: $422), transaction costs related to debt extinguishment of $Nil (2021: $29), the transaction costs related to the convertible notes of $Nil (2021: $34), and finance lease payments of $35 (2021: $29).

Net cash provided by investing activities amounted to $3,509 for the year ended December 31, 2022 compared to net cash used in investing activities of $5,074 for the year ended December 31, 2021. The net cash provided by investing activities for the year ended December 31, 2022 relates to the redemption of short-term investments of $9,519 (2021: $1,034), offset by the acquisition of short-term investments of $5,739 (2021: $6,000) and the purchase of leasehold improvements and equipment of $271 (2021: $108).

The balance of cash as at December 31, 2022 amounted to $1,210, compared to $3,945 at December 31, 2021.

Net cash used in operating activities was $5,999 for the nine-month period ended September 30, 2023, compared to $6,963 for the nine-month period ended September 30, 2022. For the nine-month period ended September 30, 2023, net cash used by operating activities consisted of a net loss of $8,547 (2022: $7,946) before depreciation, accretion expense, stock-based compensation, DSU expense, interest paid by issuance of common shares, and lease non-cash expense in the amount of $1,097 (2022: $937) and an increase in non-cash operating elements of working capital of $1,451 (2022: $46).

The net cash provided by financing activities was $5,609 for the nine-month period ended September 30, 2023, compared to $2,975 for the same period of 2022. For the nine-month period ended September 30, 2023, an amount of $3,000 derives from the issuance of a loan, an amount of $2,220 derives from atai private placement, an amount of $697 derives from net proceeds from convertible notes, and an amount of $2 derives from the proceeds from exercise of stock options, offset by transaction costs of atai private placement of $234, transaction costs of convertible notes of $40 and finance lease payments of $36. For the nine-month period ended September 30, 2022, an amount of $3,000 derives from issuance of a loan, offset by finance lease payments for an amount of $25.

Net cash provided by investing activities amounted to $1,058 for the nine-month period ended September 30, 2023, compared to net cash provided by investing activities of $1233 for the nine-month period ended September 30, 2022. The net cash provided by investing activities for the nine-month period ended September 30, 2023 relates to the redemption of short-term investments of $1,175, offset by the purchase of fixed assets of $117. The net cash provided by investing activities for the nine-month period ended September 30, 2022 relates to the redemption of short-term investments of $7,219, offset by the acquisition of short-term investments of $5,739 and the purchase of fixed assets of $247.

The balance of cash as at September 30, 2023 amounted to $1,904, compared to $1,498 as at September 30, 2022.

Commitments

On April 24, 2015 we entered into an agreement to lease approximately 17,000 square feet in a property located at 6420 Abrams, St-Laurent, Québec. The lease has a 10 year and 6-month term commencing September 1, 2015. IntelGenx has retained two options to extend the lease, with each option being for an additional five years. Under the terms of the lease we are required to pay base rent of approximately CA$125 thousand (approximately $92 thousand) per year, which will increase at a rate of CA$0.25 ($0.18) per square foot, every two years.

On March 6, 2020 IntelGenx executed an agreement to lease approximately an additional 11,000 square feet in a property located at 6410 Abrams, St-Laurent, Quebec. The Lease has an 8 year and 5-month term commencing on October 1, 2020 and IntelGenx has retained two options to extend the Lease, with each option being for an additional five years. Under the terms of the Lease we will be required to pay base rent of approximately CA$80 thousand (approximately $59 thousand) per year, which will increase at a rate of CA$0.25 ($0.18) per square foot every two years.

On August 31, 2021 we entered into an agreement to lease additional approximately 15,000 square feet in a property located at 6400 Abrams, St-Laurent, Québec. The lease has a 4 year and 6-month term commencing September 1, 2021 and we have retained two options to extend the lease, with each option being for an additional five years. Under the terms of the lease we are required to pay base rent of approximately CA$146 thousand (approximately $108 thousand) per year, which will increase at a rate of CA$0.50 ($0.37) per square foot, every two years.

The aggregate minimum rentals, exclusive of other occupancy charges, for property leases expiring in 2026, are approximately $837 thousand, as follows:

2023	259
2024	267
2025	267
2026	44

Substantially all our finance lease right-of-use assets and finance lease liability represents leases for laboratory equipment to conduct our business.

The aggregate minimum lease payments for laboratory equipment are approximately $84 thousand, as follows:

2023	40
2024	38
2025	6

We have initiated a project to expand the existing manufacturing facility. We have signed agreements in the amount of Euro1,911 thousand with three suppliers with respect to equipment for solvent film manufacturing. As at December 31, 2022 an amount of Euro1,490 thousand has been paid with respect to these agreements.

IT Infrastructure

We have an IT Infrastructure Disaster Recovery Plan in place. In the event of a disaster (cyber attack), a full recovery of our IT system is estimated to be recovered within a week. During the year ended December 31, 2022, the disaster recovery plans were tested. All recovery tests were successful.

Contingencies

The government authorities have assessed the Company with respect to sales taxes claimed on certain expenses between 2017 and 2020, which the government is denying. The sales tax assessments amount to $314,000 (including interest and penalties of $33,000), which was paid to avoid further interest and penalties. The Company disagrees with the government's position and the sales tax assessments are under appeal. In the event the Company is unsuccessful in its appeal, sales taxes expenses would increase by $281,000 and net earnings would decrease by $281,000.

OUR BUSINESS

Reference is made to the information described under "Item 1. Business" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that we filed with the Commission on March 29, 2023 and as described under the heading "Company Background" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that we filed with the Commission on November 9, 2023. See "Documents Incorporated by Reference" beginning on page 66 this offering circular.

Recent Developments

Reference is made to the information set forth under the heading "Recent Developments" in the Summary section beginning on page 3 of this offering circular.

Reference is also made to the information described under the heading "Most recent key developments" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that we filed with the Commission on November 9, 2023. See "Documents Incorporated by Reference" beginning on page 66 of this offering circular.

OUR PROPERTIES

On April 24, 2015, we entered into an agreement to lease approximately 17,000 square feet in a property located at 6420 Abrams, St-Laurent, Quebec. The lease has a 10 year and 6-month term which commenced on September 1, 2015 and we have retained two options to extend the lease, with each option being for an additional five years. Under the terms of the lease we will be required to pay base rent of approximately CA$125 thousand (approximately $92 thousand) per year, which will increase at a rate of CA$0.25 ($0.18) per square foot, every two years. Approximately 9,500 square feet of the new facility is being used to establish manufacturing capabilities for our VersaFilm™ thin film products, approximately 4,000 square feet for our R&D activities, and approximately 3,500 square feet for administration.

On March 6, 2017, we entered into an agreement to lease additional approximately 11,000 square feet in a property located at 6410 Abrams, St-Laurent, Quebec. The lease has an 8 year and 5-month term commencing on October 1, 2017 and we have retained two options to extend the lease, with each option being for an additional five years. Under the terms of the lease we will be required to pay base rent of approximately CA$80 thousand (approximately $59 thousand) per year, which will increase at a rate of CA$0.25 ($0.18) per square foot, every two years. We use the leased space to manufacture the oral film VersaFilm™.

On August 31, 2021, we entered into an agreement to lease additional approximately 15,000 square feet in a property located at 6400 Abrams, St-Laurent, Quebec. The lease has a 4 year and 6-month term commencing on September 1, 2021 and we have retained two options to extend the lease, with each option being for an additional five years. Under the terms of the lease we will be required to pay base rent of approximately CA$146 thousand (approximately $108 thousand) per year, which will increase at a rate of CA$0.50 ($0.37) per square foot, every two years. We are currently using the space for warehousing.

LEGAL PROCEEDINGS

On March 1, 2019, a complaint for patent infringement was filed in United States District Court for the District of Delaware against Chemo Research, S.L., Insud Pharma S.L., IntelGenx Corp., and IntelGenx Technologies Corp. (collectively, the "Defendants") by BioDelivery Sciences International, Inc., and Arius Two, Inc., (collectively, the "Plaintiffs"), asserting that the Defendants infringed upon BioDelivery Sciences International, Inc. Orange Book listed patents for BELBUCA, including United States Patent Nos. 8,147,866 and 9,655,843, both expiring in July of 2027, and United States Patent No. 9,901,539 expiring December of 2032. See BioDelivery Sciences International, Inc. et al v. Chemo Research, S.L. et al, No. 1:19-cv-00444-CFC-CJB (D. Del.). Plaintiffs seek to enjoin Defendants from commercially manufacturing, using, offering for sale, or selling Defendants' generic buprenorphine buccal film within the United States, or importing Defendants' generic buprenorphine buccal film into the United States, until the expiration of U.S. Patent Nos. 8,147,866, 9,655,843, and 9,901,539. Plaintiffs are not seeking damages. Discovery is ongoing. We believe that we will ultimately be successful in our defense of these matters.

This complaint followed the receipt by BioDelivery Sciences International, Inc. of a notice letter by Chemo Research S.L. on January 31, 2019, stating that it had filed with the FDA an ANDA containing a Paragraph IV Patent Certification, for a generic version of BELBUA Buccal Film in strengths 75 mcg, 150 mcg, 300 mcg, 450 mcg, and 900 mcg. Since the Plaintiffs initiated a patent infringement suit to defend the patents identified in the notice letter within 45 days after receipt, the FDA is prevented from approving the ANDA until the earlier of (i) 30 months or (ii) a decision which determines whether the patents were infringed or invalid.

On March 15, 2019, Plaintiffs filed their same complaint for patent infringement in the United States District Court for the District of New Jersey. See BioDelivery Sciences International, Inc. et al v. Chemo Research, S.L. et al, No. 2:19-cv-08660-KM-MAH (D.N.J.). Plaintiffs voluntarily dismissed their New Jersey case on April 25, 2019.

On September 12, 2022, Plaintiffs filed a second complaint for patent infringement against Chemo Research, S.L., Insud Pharma S.L., IntelGenx Corp., and IntelGenx Technologies Corp. and Xiromed, LLC (collectively, the “September 2022 Defendants”) alleging infringement of the same patents based on the September 2022 Defendants’ generic buprenorphine buccal film, 600 mcg and 750 mcg doses. See BioDelivery Sciences International, Inc. et al v. Chemo Research, S.L. et al, No. 1:22-cv-01196-CFC (D. Del.). Plaintiffs seek to enjoin the September 2022 Defendants from commercially manufacturing, using, offering for sale, or selling their generic buprenorphine buccal film within the United States, or importing their ' generic buprenorphine buccal film into the United States, until the expiration of U.S. Patent Nos. 8,147,866, 9,655,843, and 9,901,539. Plaintiffs are not seeking damages. Currently, there is no trial date set in for both cases (BioDelivery Sciences International, Inc. et al v. Chemo Research, S.L. et al, No. 1:22-cv-01196-CFC (D. Del.) and BioDelivery Sciences International, Inc. et al v. Chemo Research, S.L. et al, No. 1:19-cv-00444-CFC-CJB (D. Del.)).

On December 8, 2021, we initiated an arbitration proceeding against Tilray, Inc. related to an alleged breach of the 2018 license, development and supply agreement, as amended, between IntelGenx Corp. and Tilray Inc. (the “Agreement”), for the co-development and commercialization of cannabis-infused VersaFilm® products.

The action follows a press release issued by Tilray Inc. announcing its launch of medical cannabis oral strips in THC and CBD-rich varieties based on a competitive oral thin film technology similar to IntelGenx's VersaFilm® platform. We believe this represents a material breach of the Agreement.

On November 3, 2023, the Company and Tilray Brands Inc. (formerly Tilray Inc.) (“Tilray”) entered into a further amendment to their November 2018 license, development and supply agreement for the co-development and commercialization of cannabinoid-infused VersaFilm® products. The Company and Tilray have concurrently entered into a Settlement Agreement and are working through the terms and conditions of the Settlement Agreement upon which IntelGenx’s arbitration claim against Tilray will be settled.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding the executive officers and directors of the Company as of the date of this offering circular.

All directors of the Company hold office until the next annual meeting of the security holders or until their successors have been elected and qualified. Officers of the Company are appointed by our Board and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Age	Position	Position since
Dwight Gorham	66	Chief Executive Officer	April 2023
Andre Godin	61	President and Chief Financial Officer Executive Vice President and Chief Financial Officer	May 2019 August 2015
Nadine Paiement(4)	47	Vice President, Research and Development Director, Research and Development	January 2016 June 2005
Tommy Kenny(4)	37	Sr. Vice President, IP and Legal Affairs, General Counsel, Director, IP and Legal Affairs	January 2021 October 2016
Karen Kalayajian(4)	43	Vice President, Finance and Administration, Senior Director, Corporate Services and Corporate Controller,	April 2023 February 2016
Nina Pourhassan(4)	42	Vice President, Quality Operations, Sr. Director Quality Operations	January 2024 October 2018
Dr. Horst G. Zerbe	77	Chairman of the Board	April 2006
Bernd J. Melchers (1)	72	Director	April 2009
Clemens Mayr	55	Director	August 2015
Mark Nawacki (3) (2)	54	Director	August 2016
Sahil Kirpekar	38	Director	December 2023
Ryan Barrett	43	Director	December 2023
Dr. Monika Trzcinska (1) (2)	57	Director	May 2022
Ingrid Zerbe (5)	69	Corporate Secretary	April 2006

Footnotes:

(1) Audit Committee member

(2) Compensation Committee member

(3) Corporate Governance and Nomination Committee

(4) VP of Canadian subsidiary IntelGenx Corp.

(5) Director of Canadian subsidiary IntelGenx Corp.

All Directors hold office until the next Annual Meeting of Shareholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Officers are appointed annually by the Board and each executive officer serves at the discretion of the Board.

Certain information relating to our directors, executive officers, audit committee and corporate governance is incorporated by reference herein from our Proxy Statement on Schedule 14A that we filed with the Commission on March 29, 2023 (the "2023 Proxy Statement") and our Current Reports on Form 8-K filed with the Commission on April 18, 2023, July 21, 2023 and December 4, 2023. See "Documents Incorporated By Reference" beginning on page 66 of this offering circular.

CORPORATE GOVERNANCE

Board Leadership Structure

The Board is responsible for overseeing the business and affairs of the Company. Directors are kept informed of our business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in regular quarterly and special meetings of the Board and its committees.

The Charter of the Board is posted on our website at http://www.intelgenx.com.

Certain information relating to our corporate governance is incorporated by reference herein from our 2023 Proxy Statement and our Current Reports on Form 8-K filed with the Commission on April 18, 2023, July 21, 2023 and December 4, 2023. See "Documents Incorporated By Reference" beginning on page 66 of this offering circular.

EXECUTIVE COMPENSATION

The key objectives of our executive compensation policies are to attract and retain key executives who are important to our long-term success and to provide incentives for these executives to achieve high levels of job performance and enhancement of shareholder value. We seek to achieve these objectives by paying our executives a competitive level of base compensation for companies of similar size and industry and by providing our executives an opportunity for further reward for outstanding performance in both the short term and the long term.

Executive Officer Compensation. Our executive officer compensation program is comprised of three elements: base salary, annual cash bonus and long-term incentive compensation in the form of stock option grants and/or RSU awards.

Salary. The Compensation Committee and our Board will review base salaries for our executive officers, taking into account individual experience, job responsibility and individual performance during the prior year. These factors are not assigned a specific weight in establishing individual base salaries. The Compensation Committee will also consider our executive officers' salaries relative to salary information for executives in similar industries and similarly sized companies.

Cash Bonuses. The purpose of the cash bonus component of the compensation program is to provide a direct financial incentive in the form of cash bonuses to executives. The cash bonuses are paid on the base of executives achieving annual individual and corporate objectives, which are set annually by the Board and the CEO and reviewed by the Compensation Committee.

Long-Term Incentive Compensation. Under our Performance and Restricted Share Unit Plan ("PRSU Plan"), which was approved by our shareholders at the 2018 annual meeting, we are able to compensate executive officers with RSUs and stock options.

The objectives of the stock option and the RSU program are to align employees' and shareholder long-term interests by creating a strong and direct link between compensation and increases in share value. Under our 2022 Amended and Restated Stock Option Plan ("SOP"), the Board may authorize the grant of options to purchase our Common Stock to our key employees. Historically, options have generally vested in increments over a period of two years established at the time of grant. However, this practice was adjusted for the stock options granted in January 2023 such that options are tied to a base four-year vesting period that can be accelerated where certain performance targets set by the Board have been achieved earlier. Under the PRSU Plan, the Board may authorize the award of restricted share units. The vesting of such restricted share units is determined by the Board at the time of the award.

The following table sets forth all compensation awarded to, or earned by, certain executive officers, including our Principal Executive Officer, and our three other most highly compensated executive officers for the years indicated (the "Named Executive Officers").

Name and principal position (a)	Year (b)	Salary ($) (c)		Bonus ($)	Stock Award ($)		Option Awards ($) (f)		All Other Compensation ($) (i)		Total ($) (j)
Dwight Gorham	2023	165,279	(3)	NIL	NIL		589,000	(6)	NIL		754,279
CEO(1)	2022	NIL		NIL	NIL		NIL		NIL		NIL
Horst G. Zerbe,	2023	72,388	(3)	NIL	NIL		NIL		144,000	(2)	216,388
Previous CEO(2)	2022	260,264		NIL	NIL		NIL		NIL		260,264
Andre Godin	2023	261,625	(3)	NIL	10,448	(4)(5)	150,244	(7)(8)	NIL		422,317
President and CFO	2022	242,066		NIL	NIL		NIL		NIL		242,066
Nadine Paiement	2023	156,495	(3)	NIL	2,379	(4)	4,453	(7)	NIL		163,327
VP Research and Development	2022	151,694		NIL	NIL		NIL		NIL		151,694
Tommy Kenny	2023	152,615	(3)	NIL	2,974	(4)	21,335	(7)(9)	NIL		176,924
Sr. Vice President, IP and Legal Affairs, General Counsel	2022	141,205		NIL	NIL		NIL		NIL		141,205

Footnotes:

(1) Mr. Gorham has been appointed CEO effective April 13, 2023.

(2) Dr. Zerbe retired from his position as CEO effective April 13, 2023. He remained with the Company as an employee until the end of 2023 to assist with a smooth transition.

(3) Only 75% of the officer's base salary was paid out during July and December 2023, the balance of 25% has been accrued in the payroll liability account. The retention has been on a voluntary basis to preserve cash.

(4) In January 2023, Mr. Godin, Ms. Paiement and Mr. Kenny received 100,000, 40,000 and 50,000 PRSUs respectively. The PRSUs vest based on the achievement of specified market conditions over a performance period of 3 years and expire 3 years after the grant date if not vested. The amounts represent their fair value, as determined by the Binomial Lattice valuation model.  The significant assumptions used in the Binomial Lattice valuation model are the following: risk-free rate of return of 3.39%, dividend rate of 0%, volatility rate of 84.5% and expected term of 3 years.

(5) In April 2023, Mr. Godin received 100,000 RSUs. The RSUs vest one year after the grand date and expire 3 years after the grant date. The amount represent the fair value, as determined by the Binomial Lattice valuation model.  The significant assumptions used in the Binomial Lattice valuation model are the following: risk-free rate of return of 3.30%, dividend rate of 0%, volatility rate of 84.5% and expected term of 3 years.

(6) In April 2023 Mr. Gorham received options to purchase 4,750,000 shares of Common Stock. This amount represents the grant date fair value of stock option grants in accordance with FASB ASC Topic 718. The value of the 4,750,000 option grant has been determined using the Black-Scholes method and is based on the following assumptions: risk-free rate of return of 3.51%, dividend rate of 0%, volatility rate of 87.78% and an average term of 5.60 years. No adjustment has been made for the risk of forfeiture and for non-transferability.

(7) In January 2023 Mr. Godin, Ms. Paiement and Mr. Kenny received options to purchase 135,000, 25,000 and 50,000 shares of Common Stock respectively. This amount represent the grant date fair value of stock option grants in accordance with FASB ASC Topic 718. The value of the option grants has been determined using the Black-Scholes method and is based on the following assumptions: risk-free rate of return of 3.60%, dividend rate of 0%, volatility rate of 84.75% and an average term of 6.2 years. No adjustment has been made for the risk of forfeiture and for non-transferability.

(8) In April 2023 Mr. Godin received options to purchase 1,000,000 shares of Common Stock. This amounts represents the grant date fair value of stock option grants in accordance with FASB ASC Topic 718. 500,000 options vest over the period of 12 months and 500,000 options vest upon achieving a specified target. The value of the 1,000,000 option grant has been determined using the Black-Scholes method and is based on the following assumptions: risk-free rate of return of 3.39%, dividend rate of 0%, volatility rate of 83.18% (83.40%) and an average term of 5.50 (5.88) years. No adjustment has been made for the risk of forfeiture and for non-transferability.

(10) In April 2023 Mr. Kenny received options to purchase 100,000 shares of Common Stock. This amounts represents the grant date fair value of stock option grants in accordance with FASB ASC Topic 718. 50,000 options vest over the period of two years and 50,000 options vest upon achieving a specified target. The value of the 100,000 option grant has been determined using the Black-Scholes method and is based on the following assumptions: risk-free rate of return of 3.39%, dividend rate of 0%, volatility rate of 83.81% (83.15%) and an average term of 5.63 (5.25) years. No adjustment has been made for the risk of forfeiture and for non-transferability.

Compensation Discussion and Analysis

Employment Agreements

Dwight Gorham. . Effective April 13, 2023, we entered into an employment agreement with Mr. Gorham, our Chief Executive Officer (the "Gorham Agreement"). Under the terms of the employment agreement between IntelGenx Corp. and Dwight Gorham (the "Employment Agreement"), Mr. Gorham is to be paid an annual base salary of CAN$400,000 (the "Base Salary"), and will be granted 4,750,000 options under the Company's 2022 Amended and Restated Stock Option Plan, which will vest equally over the course of two years, subject to Mr. Gorham's continued employment.. He is further entitled to receive an annual bonus of up to 50% of his base salary for meeting certain performance targets.

If Mr. Gorham is terminated for any reason other than for cause, then he shall be entitled to receive a lump sum payment, in an amount equal to Accrued Rights (as defined in the Employment Agreement) up to the date of termination indicated in the Notice of Termination (as defined in the Employment Agreement) and the lesser of the equivalent of eighteen months of the Base Salary, less applicable deductions, or such to the unexpired portion of his fixed term, contingent on a full and mutual release between the Mr. Gorham and IntelGenx Corp. and its subsidiaries and affiliates

The Employment Agreement contains non-competition and non-solicitation provisions for a period of twelve months and twenty-four months, respectively, on termination of the Employment Agreement for whatever reason whether voluntary or involuntary.

No bonus payments have been considered or paid for the 2023 Fiscal Year.

Horst G. Zerbe. Effective July 15, 2014, we entered into a new employment agreement with Dr. Zerbe, our President and Chief Executive Officer (the "Zerbe Agreement"). The agreement is for an indefinite period of time. Under the agreement, Dr. Zerbe is entitled to receive: (1) a minimum base salary of CA$250,000 per year; and (2) an annual bonus of up to 50% of base salary based upon the achievement of specific performance targets established between Dr. Zerbe and the Board.

Pursuant to the Zerbe Agreement, if Dr. Zerbe is terminated by us for Cause (as defined in the Zerbe Agreement), Dr. Zerbe is not entitled to any notice, compensation or expenses except for accrued salary, bonus or expenses. If we terminate Dr. Zerbe without Cause, Dr. Zerbe is entitled to all accrued payments, and Termination Benefits (as defined in the Zerbe Agreement) for an 18-month period (the "Zerbe Severance Period"), which shall include, (i) a lump sum payment of base salary for the Zerbe Severance Period, (ii) continued participation in employee benefits plans up to the earlier of the end of the Zerbe Severance Period or the start of subsequent employment with similar benefits, (iii) payment of a monthly automobile allowance up to the earlier of the end of the Zerbe Severance Period or the start of subsequent employment with similar benefits, (iii) payment of a bonus up to the date of termination of employment, and (iv) any stock options that are unvested shall immediately vest. All such payment must be made by us within ten days of the date of termination by us.

If the employment is terminated by Dr. Zerbe within 6 months following a Change in Control (as defined in the Zerbe Agreement), then Dr. Zerbe shall receive similar benefits as if he had been terminated without Cause. If Dr. Zerbe voluntarily terminates the Zerbe Agreement for any other reason or due to death or disability, we shall have no further obligations under the Zerbe Agreement except for the payment of accrued salary, expenses and benefits.

Following his retirement as President and Chief Executive Officer, which was effective January 1, 2014 and continued until on July 14, 2014, Dr. Horst Zerbe was appointed to serve in an ad-hoc capacity as an advisor to the Board and IntelGenx management in order to transition the responsibilities of President and CEO to Dr. Khosla and maintain continuity of management for a period of six months. Dr. Zerbe received compensation of CA$58,750 ($53,004), which was paid in equal installments, less deductions and withholdings required by law, before July 15, 2014, and continued to receive all employment benefits for which Dr. Zerbe was eligible as President and CEO for the duration of this appointment.

In the first quarter of 2015, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$42,969 ($38,767) for fiscal year 2014, which was paid to Dr. Zerbe in Q1 2015. Dr. Zerbe's salary was also increased to CA$262,500 effective January 1, 2015.

In the first quarter of 2016, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$98,438 ($76,988) for fiscal year 2015, which was paid to Dr. Zerbe in Q1 2016. Dr. Zerbe's salary was also increased to CA$272,500 effective January 1, 2016.

In the first quarter of 2017, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$106,275 ($80,174) for fiscal year 2016, which was paid to Dr. Zerbe in Q1 2017. Dr. Zerbe's salary was also increased to CA$286,125 effective January 1, 2017.

Following the recommendation of the Compensation Committee, Dr. Zerbe's salary was increased to CA$300,500 effective January 1, 2018. On November 28, 2018, the Board, on the recommendation of the Compensation Committee, approved a one-time bonus of CA$49,897 ($38,510) for fiscal year 2017. The bonus payment consisted of a cash component of CA$29,897 ($23,074) and a Restricted Share Unit award in the value of CA$20,000 ($15,436).

In the first quarter of 2019, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$79,497 ($61,354) for fiscal year 2018, which was paid to Dr. Zerbe in Q1 2019. Dr. Zerbe's salary was also increase to CA$310,000 effective January 1, 2019.

In the first quarter of 2020, following the recommendation of the Compensation Committee, the Board agreed that there would be no cash bonuses for fiscal year 2019. Dr. Zerbe's salary was increased to CA$323,000 effective January 1, 2020.

Effective May 4, 2020, IntelGenx Corp. implemented a compensation deferral program for all employees and directors, due to the uncertainties caused by the ongoing COVID-19 pandemic, recent developments and in general in order to preserve cash until the Company is able to secure additional capital to assist with long-term stability. As part of the program, $33,345 of Dr. Zerbe's 2020 salary had been deferred but is included in the compensation table. The program has been terminated and all deferred salaries had been paid out during the 2021 Fiscal Year.

No bonus payments have been considered or paid for the 2020 Fiscal Year.

In the first quarter of the 2022 Fiscal Year, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$75,905 ($60,542) for the 2021 Fiscal Year, which was paid to Dr. Zerbe in Q1 2022. Dr. Zerbe's salary was also increased to CA$339,150 effective January 1, 2022.

In the first quarter of 2023, following the recommendation of the Compensation Committee, the Board agreed that there would be no cash bonuses for fiscal year 2022. Dr. Zerbe's salary was increased to CA$362,891 effective January 1, 2023.

In April 2023 Dr. Zerbe retired from his position as CEO of IntelGenx Technologies and IntelGenx Corp. He remained with the Company as an employee until the end of 2023 to assist with a smooth transition.

No bonus payments have been considered or paid for the 2023 Fiscal Year.

Andre Godin. Effective August 24, 2015, we entered into an employment agreement with Mr. Godin, our Executive Vice President and Chief Financial Officer (the "Godin Agreement"). The agreement is for an indefinite period of time. Under the agreement, Mr. Godin is entitled to receive: (1) a minimum base salary of CA$240,000 per year; and (2) an annual bonus of up to 40% of base salary based upon the achievement of certain performance targets.

Pursuant to the Godin Agreement, if Mr. Godin is terminated by us for Cause (as defined in the Godin Agreement), Mr. Godin is not entitled to any notice, compensation or expenses except for accrued salary, bonus or expenses. If we terminate Mr. Godin without Cause, Mr. Godin is entitled to all accrued payments, and Termination Benefits (as defined in the Godin Agreement) for an 12-month period (the "Godin Severance Period"), which shall include, (i) a lump sum payment of base salary for the Godin Severance Period, (ii) continued participation in employee benefits plans up to the earlier of the end of the Godin Severance Period or the start of subsequent employment with similar benefits, (iii) receive payment of any accrued bonus. In addition, any stock options that are unvested shall immediately vest.

If the employment is terminated by Mr. Godin within 6 months following a Change in Control (as defined in the Godin Agreement), then Mr. Godin shall receive similar benefits as if he had been terminated without Cause. If Mr. Godin voluntarily terminates the Godin Agreement for any other reason or due to death or disability, we shall have no further obligations under the Godin Agreement except for the payment of accrued salary, expenses and benefits.

In the first quarter of 2016, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$25,001 ($19,553) prorated for fiscal year 2015, which was paid to Mr. Godin in Q1 2016. Mr. Godin's salary was also increased to CA$252,000 effective January 1, 2016.

In the first quarter of 2017, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$75,600 ($57,033) for fiscal year 2016, which was paid to Mr. Godin in Q1 2017. Mr. Godin's salary was also increased to CA$264,600 effective January 1, 2017.

Following the recommendation of the Compensation Committee, Mr. Godin's salary was increased to CA$278,000 effective January 1, 2018. On November 28, 2018, the Board, on the recommendation of the Compensation Committee, approved a one-time bonus of CA$37,044 ($28,599) for fiscal year 2017. The bonus payment consisted of a cash component of CA$22,044 ($17,013) and a Restricted Share Unit award in the value of CA$15,000 ($11,577).

In the first quarter of 2019, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$58,836 ($45,409) for fiscal year 2018, which was paid to Mr. Godin in Q1 2019. Mr. Godin's salary was also increase to CA$287,000 effective January 1, 2019.

In the first quarter of 2020, following the recommendation of the Compensation Committee, the Board agreed that there would be no cash bonuses for fiscal year 2019. Mr. Godin's salary was increased to CA$300,000 effective January 1, 2020.

Effective May 4, 2020, IntelGenx Corp. implemented a compensation deferral program for all employees and directors, due to the uncertainties caused by the ongoing COVID-19 pandemic, recent developments and in general in order to preserve cash until the Company is able to secure additional capital to assist with long-term stability. As part of the program, $30,971 of Mr. Godin's 2020 salary had been deferred but is included in the compensation table. The program has been terminated and all deferred salaries had been paid out during the 2021 Fiscal Year.

No bonus payments have been considered or paid for the 2020 Fiscal Year.

In the first quarter of the 2022 Fiscal Year, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$56,400 ($44,985) for the 2021 Fiscal Year, which was paid to Mr. Godin in Q1 2022. Mr. Godin's salary was also increased to CA$315,000 effective January 1, 2022.

In the first quarter of 2023, following the recommendation of the Compensation Committee, the Board agreed that there would be no cash bonuses for fiscal year 2022. Mr. Godin's salary was increased to CA$330,750 effective January 1, 2023.

No bonus payments have been considered or paid for the 2023 Fiscal Year.

Nadine Paiement. Effective January 18, 2016, IntelGenx Corp., one of our wholly owned subsidiaries entered into an employment agreement with Ms. Paiement, our Vice President, Research and Development (the "Paiement Agreement"). The agreement is for an indefinite period of time. Under the agreement, Ms. Paiement is entitled to receive: (1) a minimum base salary of CA$125,000 per year; and (2) an annual bonus of up to 30% of base salary based upon the achievement of certain performance targets.

Pursuant to the Paiement Agreement, if Ms. Paiement is terminated for any reason other than for Cause (as defined in the Agreement), then she shall (i) receive a lump sum payment of the base salary that would have been payable for a 12-month period (the "Paiement Severance Period"), (ii) be entitled to continued participation in employee benefit plans ending on the earlier of the end of the Paiement Severance Period and receipt of equivalent plans of a subsequent employer, and (iii) receive payment of any accrued bonus. In addition, all unvested stock options shall vest immediately (collectively the "Paiement Termination Benefits").

On the occurrence of a Change in Control (as defined in the Paiement Agreement), Ms. Paiement may terminate the Paiement Agreement within a period of six months and we shall be required to provide her with the Paiement Termination Benefits. The Paiement Agreement contains non-competition and non-solicitation provisions for a period of twelve months on termination of the Paiement Agreement for any reason, whether voluntary or involuntary.

In the first quarter of 2017, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$29,405 ($22,183) for fiscal year 2016, which was paid to Ms. Paiement in Q1 2017. Ms. Paiement's salary was also increased to CA$150,000 effective January 1, 2017.

Following the recommendation of the Compensation Committee, Ms. Paiement's salary was increased to CA$175,000 effective January 1, 2018. On November 28, 2018, the Board, on the recommendation of the Compensation Committee, approved a one-time cash bonus of CA$16,200 ($12,503) for fiscal year 2017.

In the first quarter of 2019, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$27,778 ($21,439) for fiscal year 2018, which was paid to Ms. Paiement in Q1 2019. Ms. Paiement's salary was also increase to CA$180,000 effective January 1, 2019.

In the first quarter of 2020, following the recommendation of the Compensation Committee, the Board agreed that there would be no cash bonuses for fiscal year 2019. Ms. Paiement's salary was increased to CA$188,000 effective January 1, 2020.

Effective May 4, 2020, IntelGenx Corp. implemented a compensation deferral program for all employees and directors, due to the uncertainties caused by the ongoing COVID-19 pandemic, recent developments and in general, in order to preserve cash until we are able to secure additional capital to assist with long-term stability. As part of the program, $19,409 of Ms. Paiement's 2020 salary had been deferred but is included in the compensation table. The program has been terminated and all deferred salaries had been paid out during the 2021 Fiscal Year.

No bonus payments have been considered or paid for the 2020 Fiscal Year.

In the first quarter of the 2022 Fiscal Year, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$16,920 ($13,495) for the 2021 Fiscal Year, which was paid to Ms. Paiement in Q1 2022. Ms. Paiement's salary was also increased to CA$197,400 effective January 1, 2022.

In the first quarter of 2023, following the recommendation of the Compensation Committee, the Board agreed that there would be no cash bonuses for fiscal year 2022. Ms. Paiement's salary was increased to CA$211,218 effective January 1, 2023.

No bonus payments have been considered or paid for the 2023 Fiscal Year.

Tommy Kenny. Effective January 11, 2021, IntelGenx Corp., one of our wholly owned subsidiaries entered into an employment agreement with Mr. Kenny, our Vice President, IP and Legal Affairs, General Counsel (the "Kenny Agreement"). The agreement is for an indefinite period of time. Under the agreement, Mr. Kenny is entitled to receive: (1) a minimum base salary of CA$150,000 per year; and (2) an annual bonus of up to 30% of base salary based upon the achievement of certain performance targets.

Pursuant to the Kenny Agreement, if Mr. Kenny is terminated for any reason other than for Cause (as defined in the Kenny Agreement), then he shall (i) receive a lump sum payment of the base salary that would have been payable for a 12-month period (the "Kenny Severance Period"), (ii) be entitled to continued participation in employee benefit plans ending on the earlier of the end of the Kenny Severance Period and receipt of equivalent plans of a subsequent employer, and (iii) receive payment of any accrued bonus. In addition, all unvested stock options shall vest immediately (collectively the "Kenny Termination Benefits").

On the occurrence of a Change in Control (as defined in the Kenny Agreement), Mr. Kenny may terminate the Kenny Agreement within a period of six months and we shall be required to provide her with the Kenny Termination Benefits. The Kenny Agreement contains non-competition and non-solicitation provisions for a period of twelve months on termination of the Kenny Agreement for any reason, whether voluntary or involuntary.

In the first quarter of 2022, following the recommendation of the Compensation Committee, the Board approved a one-time cash bonus of CA$22,912 ($18,275) for fiscal year 2021, which was paid to Mr. Kenny in Q1 2022. Mr. Kenny's salary was also increased to CA$183,750 effective January 1, 2022.

In the first quarter of 2023, following the recommendation of the Compensation Committee, the Board agreed that there would be no cash bonuses for fiscal year 2022. Mr. Kenny's salary was increased to CA$196,613 effective January 1, 2023.

No bonus payments have been considered or paid for the 2023 Fiscal Year.

Incentive Plan Awards

The following table presents information regarding the outstanding equity awards held by each of the named officers as of December 31, 2023, including the vesting dates for the portions of these awards that had not vested as of that date.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options(1)				Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(2) (#)		Market Value of Shares or Units of Stock That Have Not Vested(3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested(4) (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested(5) ($)
Name	Exercisable (#)		Unexercisable (#)
Dwight Gorham	1,900,000	(1)	2,850,000		0.17	April 22, 2033	-		-	-		-
Horst G. Zerbe	179,808	(2)	-		0.77	Aug. 27, 2027	-		-	-		-
	200,000	(2)	-		0.76	June 10, 2028	-		-	-		-
	200,000	(2)	-		0.27	Nov. 22, 2030	-		-	-		-
Andre Godin	600,000	(3)	-		0.58	July 20, 2025	-		-	-		-
	59,970	(3)	-		0.77	Aug. 27, 2027	-		-	-		-
	200,000	(3)	-		0.76	June 10, 2028	-		-	-		-
	200,000	(3)	-		0.27	Nov. 22, 2030	-		-	-		-
	-		135,000	(3)	0.24	Jan. 28, 2033	-		-	-		-
	-		1,000,000	(3)	0.19	April 3, 2033	-		-	-		-
	-		-		-	-	100,000	(3)	14,	-		-
	-		-		-	-	-		-	33,334	(3)	4,667
Nadine Paiement	75,000	(4)	-		0.41	Jan. 18, 2021	-		-	-		-
	59,970	(4)	-		0.77	Aug. 27, 2027	-		-	-		-
	100,000	(4)	-		0.76	June 10, 2028	-		-	-		-
	100,000	(4)	-		0.27	Nov. 22, 2030	-		-	-		-
	-		25,000	(4)	0.24	Jan. 28, 2033	-		-	-		-
	-		-		-	-	-		-	15,000	(4)	2,100
Tommy Kenny	25,000	(5)	-		0.66	April 9, 2028	-		-	-		-
	75,000	(5)	8,062	(5)	0.27	Nov. 22, 2030	-		-	-		-
	150,000	(5)	-		0.27	Jan. 10, 2031	-		-	-		-
	-		50,000	(5)	0.24	Jan. 28, 2033	-		-	-		-
	12,500	(5)	87,500	(5)	0.19	April 3, 2033	-		-	-		-
	-	(5)	-		-	-	-		-	16,667	(5)	2,333

Footnotes:

(1) On April 14, 2023 the Board approved the grant of 4,750,000 options to purchase Common Stock to Mr. Gorham. The options vested over a period of 26.5 months, 1,900,000 of which were exercisable as of year-end 2023.

(2) On August 28, 2017 the Board approved the grant of 179,808 options to purchase Common Stock to Dr. Zerbe. The options vested over two years, all of which were exercisable as of year-end 2021. On June 11, 2018 the Board approved the grant of 200,000 options to purchase Common Stock to Dr. Zerbe. The options vest over two years, all of which were exercisable as of year-end 2021. On November 23, 2020 the Board approved the grant of 200,000 options to purchase Common Stock to Dr. Zerbe. The options vest over two years, all of which were exercisable as of year-end 2022.

(3) On July 20, 2015, the Board approved the grant of 600,000 options to purchase Common Stock to Mr.  Godin. In July 2020 the Board approved to extend the expiry period of these options until 2025.The options vested over two years, all of which were exercisable as of year-end 2021. On August 28, 2017 the Board approved the grant of 59,970 options to purchase Common Stock to Mr. Godin. The options vested over two years, all of which were exercisable as of year-end 2020. On June 11, 2018 the Board approved the grant of 200,000 options to purchase Common Stock to Mr. Godin. The options vested over two years, all of which were exercisable as of year-end 2021. On November 23, 2020 the Board approved the grant of 200,000 options to purchase Common Stock to Mr. Godin. The options vest over two years, all of which were exercisable as of year-end 2022. On January 29, 2023 the Board approved the grant of 135,000 options to purchase Common Stock to Mr. Godin. The options vest upon achieving specified targets over a four year period, none of which were exercisable as of year-end 2023. On April 4, 2023 the Board approved the grant of 1,000,000 options to purchase Common Stock to Mr. Godin. 500,000 options vest at the first anniversary of the grant and 500,000 options vest upon achieving a specified target. None of the options were exercisable as of year-end 2023. In January 2023, Mr. Godin received 100,000 PRSUs that vest based on the achievement of specified market conditions over a performance period of 3 years and expire 3 years after the grant date if not vested. The amounts represent their fair value as of December 29, 2023 based upon achievement of the threshold performance level.

(4) On January 19, 2016, the Board approved the grant of 75,000 options to purchase Common Stock to Ms. Nadine Paiement. The options vested over two years, all of which were exercisable as of year-end 2021. On August 28, 2017 the Board approved the grant of 59,970 options to purchase Common Stock to Ms. Paiement. The options vested over two years, all of which were exercisable as of year-end 2021. On June 11, 2018 the Board approved the grant of 100,000 options to purchase Common Stock to Ms. Paiement. The options vested over two years, all of which were exercisable as of year-end 2021. On November 23, 2020 the Board approved the grant of 100,000 options to purchase Common Stock to Ms. Paiement. The options vest over two years, all of which were exercisable as of year-end 2022. On January 29, 2023 the Board approved the grant of 25,000 options to purchase Common Stock to Ms. Paiement. The options vest upon achieving specified targets over a four year period, none of which were exercisable as of year-end 2023. In January 2023, Ms. Paiement received 40,000 PRSUs that vest based on the achievement of specified market conditions over a performance period of 3 years and expire 3 years after the grant date if not vested. The amounts represent their fair value as of December 29, 2023 based upon achievement of the threshold performance level.

(5) Prior to his appointment as Vice President IP and Legal Affairs, General Counsel, the Board approved the grant of 25,000 options to purchase Common Stock on April 10, 2018 to Mr. Kenny. The options vested over two years, all of which were exercisable as of year-end 2021. On November 23, 2020 the Board approved the grant of 75,000 options to purchase Common Stock. The options vest over two years, all of which were exercisable as of year-end 2022. On January 11, 2021 the Board approved the grant of 150,000 options to purchase Common Stock to Mr. Kenny. The options vested over two years, all of which were exercisable as of year-end 2023. On January 29, 2023 the Board approved the grant of 50,000 options to purchase Common Stock to Mr. Kenny. The options vest upon achieving specified targets over a four year period, none of which were exercisable as of year-end 2023. On April 4, 2023 the Board approved the grant of 100,000 options to purchase Common Stock to Mr. Kenny. 50,000 options vest over two years, 12,500 of which were exercisable as of year-end 2023. 50,000 options vest upon achieving a specified target, none of which were exercisable as of year-end 2023. In January 2023, Mr. Kenny received 50,000 PRSUs that vest based on the achievement of specified market conditions over a performance period of 3 years and expire 3 years after the grant date if not vested. The amounts represent their fair value as of December 29, 2023 based upon achievement of the threshold performance level.

Director Compensation

The following table sets forth compensation paid to each named Director during the 2023 Fiscal Year.

In addition, Directors are reimbursed for reasonable expenses incurred in their capacity as directors, including travel and other out-of-pocket expenses incurred in connection with meetings of the Board or any committee of the Board.

Name (a)		Fees Earned or Paid in Cash ($) (b)		Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Non-Qualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (j)
Horst G. Zerbe	(5)	NIL		NIL	NIL	NIL	NIL	NIL	NIL
J. Bernard Boudreau	(4)	44,471	(4)	NIL	NIL	37,045	NIL	NIL	81,516
Bernd J. Melchers	(1)	46,545	(9)	NIL	NIL	37,045	NIL	NIL	83,590
Clemens Mayr		38,520	(9)	NIL	NIL	37,045	NIL	NIL	75,565
Mark Nawacki	(2) (3)	46,545	(9)	NIL	NIL	37,045	NIL	NIL	83,590
Frank Stegert	(6) (7)	NIL		NIL	NIL	NIL	NIL	NIL	NIL
Srinivas Rao	(6) (7)	NIL		NIL	NIL	NIL	NIL	NIL	NIL
Monika Trzcinska	(1) (2)	38,520	(9)	NIL	NIL	37,045	NIL	NIL	75,565
Ryan Barrett	(6) (8)	NIL		NIL	NIL	NIL	NIL	NIL	NIL
Sahil Kirpekar	(6) (8)	NIL		NIL	NIL	NIL	NIL	NIL	NIL

Footnotes:

(1) Audit Committee member. From January 1, 2023 - July 21, 2023 the Audit Committee consisted of Bernd J. Melchers, Bernard Boudreau and Monika Trzcinska.

(2) Compensation Committee member. From January 1, 2023 - December 2, 2023 the Compensation Committee consisted of Mark Nawacki, Monika Trzcinska and Frank Stegert.

(3) CG&N Committee member. From January 1, 2023 - July 21, 2023 the CG&N Committee consisted of J. Bernard Boudreau, Mark Nawacki and Srinivas Rao.

(4) Mr. Boudreau seized to be a Director and the Vice Chairman effective July 21, 2023.His compensation included fees of $10,031 as chair of the CEO succession committee.

(5) Chairman of the Board

(6) Representatives of atai. Pursuant to the Purchaser Rights Agreement, two directors were appointed to the Board. In accordance with atai's policy no compensation was paid to these individuals by IntelGenx.

(7) Dr. Srinivas Rao and Frank Steger seized to be Directors effective December 2, 2023.

(8) Ryan Barrett and Dr. Sahil Kirpekar were appointed to the Board effective December 2, 2023.

(9) Only 50% of the annual director's fees were paid out during fiscal year 2023, the balance has been accrued and the payout deferred to a later time. The retention has been on a voluntary basis to preserve cash.

Effective April 1, 2015, our Directors of the Board (except for the CEO) received an annual stipend of CA$36,000, the Vice Chairman of the Board received an additional stipend of CA$14,500 and each Chairman of a Board committee received an additional CA$7,500. Director fees are paid in quarterly installments at the beginning of each quarter. Effective January 2017, the currency of the Directors' compensation changed from Canadian dollars to U.S. dollars. The amounts remained the same. Following the recommendations of the compensation committee the Board resolved to increase both the annual stipend and Board committee fees by 7 % effective January 1, 2023.

In November 2016, the Board resolved to compensate non-employee directors for their efforts on special or ad hoc committees or for Board approved initiatives that fall outside the scope of customary director's duties. A daily (per 8 hours) per diem rate of $741 (CA$1,000) was established. The Audit Committee Chair needs to approve per diem charges submitted by directors. During the 2023 Fiscal Year, the Vice Chair and Chair of the Nomination Committee submitted a one-time fee of US$10,031 relating to the CEO succession search to the audit committee, which was approved and paid under the policy.

Effective February 7, 2018, the Board approved a DSU Plan to compensate non-employee directors as part of their annual remuneration. Under the DSU Plan, the Board may grant DSUs to the participating directors at its discretion and, in addition, each participating director may elect to receive all or a portion of his or her annual cash stipend in the form of DSUs. To the extent DSUs are granted, the amount of compensation that is deferred is converted into a number of DSUs, as determined by the market price of our Common Stock on the effective date of the election. These DSUs are converted back into a cash amount at the expiration of the deferral period based on the market price of our Common Stock on the expiration date and paid to the director in cash in accordance with the payout terms of the DSU Plan. As the DSUs are on a cash-only basis and no shares of Common Stock will be reserved or issued in connection with the DSUs, no approval was required from the security authorities or shareholders. During 2023, 156,250 DSUs valued at CA$50,000 (US$37,045) were awarded to each of the five non-employee directors.

At December 31, 2023 Mr. Melchers, Mr. Mayr and Mr. Nawacki held 50,000, 50,000, and 125,000 vested options to purchase Common Stock, respectively. No options were granted to Mr. Stegert, Dr. Rao, Dr. Trzcinska, Dr. Kirpekar or Mr. Barrett.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of our shares of Common Stock by our directors and executive officers, and by each beneficial owner of five percent (5%) or more of our outstanding Common Stock. Based on information available to us, all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, unless otherwise indicated. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our Common Stock subject to options, warrants, convertible debentures and restricted share units currently exercisable or exercisable within 60 days after the date of this offering circular are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage of ownership of any other person. Applicable percentage ownership is based upon 174,658,096 shares of Common Stock outstanding as of February 14, 2024. Unless otherwise indicated, the address of each of the named persons is care of IntelGenx Technologies Corp., 6420 Abrams, Ville St-Laurent, Quebec, H4S 1Y2.

Name and Address of Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Dr. Horst G. Zerbe(1)	5,324,855.5	(1)	3.05%
Ingrid Zerbe(2)	5,849,709.5	(2)	3.35%
Dwight Gorham(9)	2,082,186	(9)	1.19%
Bernd Melchers(3)	281,783	(3)	*
Andre Godin(4)	2,211,891	(4)	-1.27
Clemens Mayr(5)	142,510	(5)	*
Nadine Paiement(6)	422,426	(6)	*
Mark Nawacki(7)	236,783	(7)	*
Tommy Kenny(8)	521,648	(8)	*
Sahil Kirpekar	0		*
Ryan Barrett	0		*
Dr. Monika Trzcinska	0		*
Karen Kalayajian(10)	481,675	(10)	*
Nina Pourhassan(11)	122,682	(11)	*
Atai Life Science AG(12)	91,786,904	(12)	52,55%
All directors, officers and +5% beneficial owner as a group (15 persons)	109,465,053		62.67%

Footnotes:

* Less than 1%.

(1) In connection with the acquisition of IntelGenx in 2006, Dr. Zerbe became our President, Chief Executive Officer and Director and acquired 4,709,643.5 exchangeable shares of our Canadian holding corporation 6544631Canada Inc., a Canadian special purpose corporation which wholly owns IntelGenx Corp. (the "Exchangeable Shares"). The 4,709,643.5 Exchangeable Shares are exchangeable, on a one-for-one basis, into shares of common stock of IntelGenx Technologies Corp. at Dr.  Zerbe's discretion. On July 28, 2011 Dr. Zerbe exchanged 470,964 of the exchangeable shares into shares of Common Stock of IntelGenx Technologies Corp. In January of 2013, Dr. Zerbe sold 250,000 of those shares of Common Stock on the open market. In April and August of 2015, Dr. Zerbe sold 60,000 and 36,900 of those Shares of Common Stock respectively on the open market. Prior to exchanging the Exchangeable Shares for shares of common stock, Dr. Zerbe has the right to vote the remaining 4,238,679.5 shares of Common Stock which are currently held in trust on behalf of Dr. Zerbe. All of the 4,362,743.5 shares of Common Stock have not been registered for resale at this time. On August 28, 2017, Dr. Zerbe received 179,908 options to purchase Common Stock at an exercise price of $0.77. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On June 11, 2018, 200,000 options to purchase Common Stock at an exercise price of $0.76 were granted to Dr. Zerbe. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On December 24, 2018 the board awarded 30,769 restricted shares units ("RSUs") to Dr. Zerbe, which vested immediately and are exercisable into 30,769 shares of Common Stock. On November 23, 2020, 200,000 options to purchase Common Stock at an exercise price of $0.27 were granted to Dr. Zerbe. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On January 29, 2024, the board awarded 107,435 RSUs to Dr. Zerbe, which vested immediately and are exercisable into 107,435 shares of Common Stock.

(2) In connection with the acquisition of IntelGenx in 2006, Mrs. Zerbe became our Corporate Secretary and our Director of Finance and Administration and acquired 4,709,643.5 Exchangeable Shares. In June of 2009 Mrs. Zerbe acquired 1,021,713 Exchangeable Shares from Joel Cohen in a private transaction. The 5,731,356.5 Exchangeable Shares are exchangeable, on a one-for-one basis, into shares of common stock of IntelGenx Technologies Corp. at Mrs. Zerbe's discretion. On July 28, 2011 Mrs. Zerbe exchanged 573,135 of the exchangeable shares into shares of Common Stock of IntelGenx Technologies Corp. In January of 2013 Mrs. Zerbe sold 250,000 of those shares of Common Stock on the open market. In April and August of 2015, Mrs. Zerbe sold 86,900 and 163,100 of those shares of Common Stock respectively on the open market. Prior to exchanging the Exchangeable Shares, Mrs. Zerbe has the right to vote the remaining 5,158,221.5 shares of Common Stock which are currently held in trust on behalf of Ingrid Zerbe. All of the 5,231,356.5 shares of Common Stock have not been registered for resale at this time. On January 29, 2023, 25,000 options to purchase Common Stock at an exercise price of $0.24 were granted to Mrs. Zerbe. The options vest over four years, 25% at the earlier of their annual anniversary or, subject to acceleration upon Issuer's common stock achieving a specified price per share. 6,250 of these stock options are exercisable within 60 days of this filing. Also on January 29, 2023, the board awarded 40,000 PRSUs to Mrs. Zerbe. Each performance right represents a contingent right to receive one share of Common Stock. The performance rights vest upon the Common Stock achieving a specified price per share. None of the PRSUs are exercisable within 60 days of this filing

(3) Mr. Melcher's beneficial ownership includes 50,000 options to purchase shares of Common Stock at an exercise price of $0.89, granted to Mr. Melchers on January 18, 2017. The options vested immediately and are exercisable at the time of this filing. On January 29, 2024, the board awarded 111,783 RSUs to Mr. Melchers, which vested immediately and are exercisable into 111,783 shares of Common Stock.

(4) Mr. Godin's beneficial ownership consists of 600,000 options to purchase Common Stock at an exercise price of $0.58, granted July 20, 2015. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On August 28, 2017, Mr. Godin received 59,970 options to purchase Common Stock at an exercise price of $0.77. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On July 12, 2017, Andre Godin acquired 20,000 8% Convertible Debentures, which are fully exercisable into 40,000 shares of Common Stock within 60 days of this filing. On May 8, 2018, Mr. Godin participated in the Company's private placement offering and acquired debentures notes which are convertible into 22,727 shares of Common Stock. On June 11, 2018, 200,000 options to purchase Common Stock at an exercise price of $0.76 were granted to Mr. Godin. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On December 24, 2018 the board awarded 23,077 RSUs to Mr. Godin, which vested immediately and are exercisable into 23,077 shares of Common Stock. On November 23, 2020, 200,000 options to purchase Common Stock at an exercise price of $0.27 were granted to Mr. Godin. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On January 29, 2023, 135,000 options to purchase Common Stock at an exercise price of $0.24 were granted to Mr. Godin. The options vest over four years, 25% at the earlier of their annual anniversary or, subject to acceleration upon Issuer's common stock achieving a specified price per share. 33,750 of these stock options are exercisable within 60 days of this filing. Also on January 29, 2023, the board awarded 100,000 PRSUs to Mr. Godin. Each performance right represents a contingent right to receive one share of Common Stock. The performance rights vest upon the Common Stock achieving a specified price per share. None of the PRSUs are exercisable within 60 days of this filing. On April 4, 2023, 1,000,000 options to purchase Common Stock at an exercise price of $0.19 were granted to Mr. Godin. 500,000 of the options vest at the first anniversary of the grant and 500,000 options vest upon achieving a specified target. 500,000 of these stock options are exercisable within 60 days of this filing. Also on April 4, 2023, the board awarded 100,000 RSUs to Mr. Godin. Each right represents a contingent right to receive one share of Common Stock and vest at the first anniversary of the award date. All of the RSUs are exercisable within 60 days of this filing. On January 29, 2024, the board awarded 163,968 RSUs to Mr. Godin, which vested immediately and are exercisable into 163,968 shares of Common Stock. Also on January 29, 2024, 200,000 options to purchase Common Stock at an exercise price of $0.14 were granted to Mr. Godin.  The options vest over two years, 25% every six months, none of which are exercisable within 60 days of this filing.

(5) Mr. Mayr's beneficial ownership consists of 50,000 options to purchase Common Stock at an exercise price of $0.89, granted on January 18, 2017. The options vested immediately and are exercisable at the time of this filing. On January 29, 2024, the board awarded 92,510 RSUs to Mr. Mayr, which vested immediately and are exercisable into 92,510 shares of Common Stock.

(6) Ms. Paiement's beneficial ownership includes 59,970 options to purchase Common Stock at an exercise price of $0.77 granted on August 28, 2017. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On June 11, 2018, 100,000 options to purchase Common Stock at an exercise price of $0.76 were granted to Ms. Paiement. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On November 23, 2020, 100,000 options to purchase Common Stock at an exercise price of $0.27 were granted to Ms. Paiement. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On January 29, 2023, 25,000 options to purchase Common Stock at an exercise price of $0.24 were granted to Ms. Paiement. The options vest over four years, 25% at the earlier of their annual anniversary or, subject to acceleration upon Issuer's common stock achieving a specified price per share. 6,250 of these stock options are exercisable within 60 days of this filing. Also on January 29, 2023, the board awarded 40,000 PRSUs to Ms. Paiement. Each performance right represents a contingent right to receive one share of Common Stock. The performance rights vest upon the Common Stock achieving a specified price per share. None of the PRSUs are exercisable within 60 days of this filing. On January 29, 2024, the board awarded 96,206 RSUs to Ms. Paiement, which vested immediately and are exercisable into 96,206 shares of Common Stock. Also on January 29, 2024, 150,000 options to purchase Common Stock at an exercise price of $0.14 were granted to Ms. Paiement.  The options vest over two years, 25% every six months, none of which are exercisable within 60 days of this filing.

(7) Mr. Nawacki's beneficial ownership consists of 75,000 options to purchase Common Stock at an exercise price of $0.73, granted September 15, 2016. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On January 18, 2017, 50,000 options to purchase Common Stock at an exercise price of $0.89 were granted to Mr. Nawacki. The options vested immediately and are exercisable at the time of this filing. On January 29, 2024, the board awarded 111,783 RSUs to Mr. Nawacki, which vested immediately and are exercisable into 111,783 shares of Common Stock.

(8) Mr. Kenny's beneficial ownership includes options to purchase Common Stock which he received while he was holding varies positions at IntelGenx Corp. prior to his appointment as VP, IP and Legal Affairs, General Counsel. On April 10, 2018, 25,000 options to purchase Common Stock at an exercise price of $0.66 were granted to Mr. Kenny. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On November 23, 2020, 75,000 options to purchase Common Stock at an exercise price of $0.27 were granted to Mr. Kenny. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On January 11, 2021, 150,000 options to purchase Common Stock at an exercise price of $0.27 were granted to Mr. Kenny. The options vested over two years, 25% every six months, all of which are exercisable within 60 days of this filing. On January 29, 2023, 50,000 options to purchase Common Stock at an exercise price of $0.24 were granted to Mr. Kenny. The options vest over four years, 25% at the earlier of their annual anniversary or, subject to acceleration upon Issuer's common stock achieving a specified price per share. 12,500 of these stock options are exercisable within 60 days of this filing. Also on January 29, 2023, the board awarded 50,000 PRSUs to Mr. Kenny. Each performance right represents a contingent right to receive one share of Issuer's common stock. The performance rights vest upon Issuer's common stock achieving a specified price per share. None of the PRSUs are exercisable within 60 days of this filing. On April 4, 2023, 100,000 options to purchase Common Stock at an exercise price of $0.19 were granted to Mr. Kenny. 50,000 of the options vest over two years, 25% every six months and 50,000 options vest upon achieving a specified target. 25,000 of these stock options are exercisable within 60 days of this filing. On January 29, 2024, the board awarded 95,648 RSUs to Mr. Kenny, which vested immediately and are exercisable into 95,648 shares of Common Stock. Also on January 29, 2024, 150,000 options to purchase Common Stock at an exercise price of $0.14 were granted to Mr. Kenny.  The options vest over two years, 25% every six months, none of which are exercisable within 60 days of this filing.

(9) Mr. Gorham's beneficial ownership consists of 4,750,000 options to purchase Common Stock at an exercise price of $0.17, granted April 12, 2023. The options vest equally over the course of two years, subject to Mr. Gorham's continued employment, 1,900,000 of which are exercisable within 60 days of this filing. On January 29, 2024, the board awarded 182,186 RSUs to Mr. Gorham, which vested immediately and are exercisable into 182,186 shares of Common Stock.

(10) Ms. Kalayajian's beneficial ownership includes options to purchase Common Stock and PRSUs which she received while she was holding varies positions at IntelGenx Corp. prior to her appointment as VP, Finance and Administration. On April 4, 2023, 50,000 options to purchase Common Stock at an exercise price of $0.19 were granted to Ms. Kalayajian.  The options vest over two years, 25% every six months, 12,500 of which are exercisable within 60 days of this filing. On January 29, 2024, the board awarded 97,925 RSUs to Ms. Kalayajian, which vested immediately and are exercisable into 97,925 shares of Common Stock. Also on January 29, 2024, 150,000 options to purchase Common Stock at an exercise price of $0.14 were granted to Ms. Kalayajian.  The options vest over two years, 25% every six months, none of which are exercisable within 60 days of this filing.

(11) Ms. Pourhassan's beneficial ownership includes options to purchase Common Stock which she received while she was holding varies positions at IntelGenx Corp. prior to her appointment as VP, Quality Operations. On January 29, 2024, the board awarded 67,682 RSUs to Ms. Pourhassan, which vested immediately and are exercisable into 67,682 shares of Common Stock. Also on January 29, 2024, 150,000 options to purchase Common Stock at an exercise price of $0.14 were granted to Ms. Pourhassan.  The options vest over two years, 25% every six months, none of which are exercisable within 60 days of this filing.

(12) Atai Life Science's beneficial ownership includes warrants to purchase 22,380,000 of Common Stock at an exercise price of $0.35, which were acquired in a private placement on May 14, 2021.Furthermore, it includes warrants to purchase 11,999,100 of Common Stock at an exercise price of $0.26 and promissory notes convertible into 12,000,000 of Common Stock at a conversion rate of $0.185, which were acquired in a private placement on August 31, 2023. On December 4, 2023 acquired warrants to purchase 4,053,750 of Common Stock at an exercise price of $0.26 and promissory notes convertible into 4,054,054 of Common Stock at a conversion rate of $0.185.

TRANSACTIONS WITH RELATED PERSONS

Certain information relating to certain relationships and related transactions, and director independence is incorporated by reference herein from our Proxy Statement on Schedule 14A that we filed with the Commission on March 29, 2023 Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 that we filed with the Commission on May 11, 2023; our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 that we filed with the Commission on August 14, 2023; and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that we filed with the Commission on November 9, 2023. See “Documents Incorporated By Reference” beginning on page 66 of this offering circular.

Subsequent to the Form 10-Q for the quarter ended September 30, 2023, on December 5, 2023, IntelGenx Technologies Corp. announced the closing of the previously announced subsequent non-brokered private placement of 750 units with atai Life Sciences AG for aggregate gross proceeds of US$750,000, on the same terms as the August 31, 2023, offering of units, following the Shareholder Approvals obtained at the special meeting held on November 28, 2023.

DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of 580,000,000 shares of Common Stock with a par value of $0.00001 and 20,000,000 shares of preferred stock with a par value of $0.00001. As at February 14, 2024, there were 174,658,096 shares of Common Stock issued and outstanding and no preferred stock issued and outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Except as otherwise required by law, the holders of Common Stock exclusively possess all voting power. The holders of Common Stock are entitled to dividends as may be declared from time to time by our board of directors from funds available for distribution to holders. No holder of Common Stock has any pre-emptive right to subscribe to any securities of ours of any kind or class or any cumulative voting rights. The outstanding shares of Common Stock are, and the shares, upon issuance and sale as contemplated will be, duly authorized, validly issued, fully paid and non-assessable.

Rights Upon Dissolution or Winding Up

The Delaware General Corporation Law provides that upon dissolution, liquidation or winding-up of the Company, holders of Common Stock have the lowest priority in the distribution of assets and will only receive a distribution if all senior obligations have been paid.  If all senior obligations have been paid, the holders of shares of Common Stock will be entitled to receive our assets available for distribution proportionate to their pro rata ownership of the outstanding shares of Common Stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

The Delaware General Corporation Law, our certificate of incorporation and our by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law ("Section 203") Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the stockholder becomes an interested stockholder, unless:

• the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

• upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• at or after the time a stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

"Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general, an "interested stockholder" is a stockholder who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the shares of our outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Preferred Stock

Our Board is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time-to-time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock.

Series A Preferred Stock

We will file a certificate of designation with the Delaware Secretary of State to establish our Series A Preferred Stock. We will designate a total of 20,000,000 shares of Preferred Stock as "Series A Convertible Cumulative Preferred Stock." Our Series A Preferred Stock will have the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Ranking. The Series A Preferred Stock ranks, as to dividend rights and rights upon our liquidation, dissolution, or winding up, senior to our Common Stock. The terms of the Series A Preferred Stock do not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that are equal or junior in rank to the shares of our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up.

Stated Value. Each share of Series A Preferred Stock has an initial stated value of $10.00, which is equal to the offering price per share, subject to appropriate adjustment in relation to certain events, such as recapitalizations, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our Series A Preferred Stock.

Dividend Rate and Payment Dates. Dividends on the Series A Preferred Stock will be cumulative and payable quarterly in arrears to all holders of record on the applicable record date. Holders of our Series A Preferred Stock will be entitled to receive cumulative dividends in the amount of $0.20 per share each quarter, which is equivalent to the annual rate of 8.00% of the $10.00 purchase price per share; provided that upon an event of default (generally defined as our failure to pay dividends when due or to redeem shares when requested by a holder), such amount shall be increased to $0.30 per quarter, which is equivalent to the annual rate of 12% of the $10.00 purchase price per share. Dividends on shares of our Series A Preferred Stock will continue to accrue even if any of our agreements prohibit the current payment of dividends or we do not have earnings, all to the extent permitted by Delaware law governing distributions to stockholders. Dividends may be paid in cash or at the Company's discretion and subject to the prior approval of the TSX, in kind in the form of Common Stock at a price equal to the five-day volume-weighted average price of the shares of Common Stock on the TSX ending on the second trading day before the date selected by the Company for the payment of such dividends. Notwithstanding the ability of the Company to pay dividends in kind in the form of Common Stock, the number of shares of Common Stock that may be issued in connection with the Series A Preferred Stock (pursuant to the conversion of the Series A Preferred Stock and/or the payment of dividends into shares of Common Stock, as the case may be) shall be limited to 43,647,059 shares of Common Stock, which equals 24.99% of the issued and outstanding shares of Common Stock, unless and until the Company has obtained approval from its holders of shares of Common Stock to issue shares of Common Stock in excess of such limitation at a duly called meeting of the holders of shares of Common Stock in accordance with applicable laws and the rules of the TSX.

Liquidation Preference. The liquidation preference for each share of our Series A Preferred Stock is $15.00. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, holders of shares of our Series A Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distributions to its stockholders, before any payment is made to the holders of shares of Common Stock or other classes of shares of the Company ranking junior to the Series A Preferred Stock, the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends and dividends to, but not including, the date of payment with respect to such shares. After the payment to the holders of the Series A Preferred Stock of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the assets or property of the Company.

Company Call and Stockholder Put Options. Commencing on the fifth anniversary of the initial closing of this offering and continuing indefinitely thereafter, we shall have a right to call for redemption the outstanding shares of our Series A Preferred Stock , for cash, at a call price equal to 150% of the original issue price of our Series A Preferred Stock, and correspondingly, each holder of shares of our Series A Preferred Stock shall have a right to put the shares of Series A Preferred Stock held by such holder back to us at a put price equal to 150% of the original issue purchase price of such shares. Such price will be $15.00 per share.

Please see the certificate of designation, which will be filed as an exhibit to an amendment to the offering statement of which this offering circular forms a part, for the procedures to request a redemption.

Restrictions on Redemption and Repurchase. We are not obligated to redeem or repurchase shares of Series A Preferred Stock if we are restricted by applicable law or our certificate of incorporation from making such redemption or repurchase or to the extent any such redemption or repurchase would cause or constitute a default under any borrowing agreements to which we or any of our subsidiaries are a party or otherwise bound. In addition, we have no obligation to redeem shares in connection with a redemption request made by a holder if we determine, as of the redemption date, that we do not have sufficient funds available to fund that redemption. In this regard, we will have complete discretion under the certificate of designation for the Series A Preferred Stock to determine whether we are in possession of "sufficient funds" to fund a redemption request. Redemptions will be limited to five percent (5%) of the total outstanding Shares per quarter. To the extent we are unable to complete redemptions we may have earlier agreed to make, we will complete those redemptions promptly after we become able to do so, with all such deferred redemptions being satisfied on a first come, first served, basis.

Voting Rights. The Series A Preferred Stock has no voting rights relative to matters submitted to a vote of our stockholders (other than as required by law). We may not authorize or issue any class or series of equity securities ranking senior to the Series A Preferred Stock as to dividends or distributions upon liquidation (including securities convertible into or exchangeable for any such senior securities) or amend our certificate of incorporation (whether by merger, consolidation, or otherwise) to materially and adversely change the terms of the Series A Preferred Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter by holders of our outstanding shares of Series A Preferred Stock, voting together as a class.

Further Issuances. The shares of our Series A Preferred Stock have no maturity date, and we will not be required to redeem shares of our Series A Preferred Stock at any time except as otherwise described above under the caption "Company Call and Stockholder Put Options." Accordingly, the shares of our Series A Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our call right, or the holder of the Series A Preferred Stock exercises his put right.

Conversion Rights. Each share of Series A Preferred Stock shall be convertible into shares of Common Stock at a price per share of $0.50 (1 share of Series A Preferred Stock converts into 20 shares of Common Stock), at the option of the holder thereof, at any time following the issuance date of such share of Series A Preferred Stock and on or prior to the fifth (5th) day prior to a redemption date, if any, as may have been fixed in any redemption notice with respect to the shares of Series A Preferred Stock, at our office or any transfer agent for such stock. The offering statement of which this offering circular forms a part also qualifies the shares of Common Stock underlying the Series A Preferred Stock. Notwithstanding the conversion rights set out above, there are certain limitations on the conversion of Series A Preferred Stock in accordance with requirements of the TSX: (i) the Company may not issue shares of Common Stock upon conversion of a share of Series A Preferred Stock, and a holder of a share of Series A Preferred Stock may not elect to convert a share of Series A Preferred Stock Shares into shares of Common Stock, if the shares of Common Stock proposed to be issued, when aggregated with all other shares of Common Stock then owned beneficially by such holder and its affiliates and associates would result in the holder beneficially owning, together with its affiliates and associates, more than 9.99% of the then issued and outstanding shares of Common Stock unless and until a personal information form is filed by the holder with, and precleared by, the TSX in accordance with its rules; (ii) the Company may not issue shares of Common Stock upon conversion of a share of Series A Preferred Stock, and a holder of a share of Series A Preferred Stock may not elect to convert a share of Series A Preferred Stock Shares into shares of Common Stock, if the shares of Common Stock proposed to be issued, when aggregated with all other shares of Common Stock then owned beneficially by such holder and its affiliates and associates would result in the holder beneficially owning, together with its affiliates and associates, more than 19.99% of the then issued and outstanding shares of Common Stock unless and until the Company has obtained approval from its holders of shares of Common Stock to proceed with such issuance at a duly called meeting of the holders of shares of Common Stock in accordance with applicable laws and the rules of the TSX; and (iii) the number of shares of Common Stock that may be issued in connection with the Series A Preferred Stock (pursuant to the conversion of the Series A Preferred Stock and/or the payment of dividends into shares of Common Stock, as the case may be) shall be limited to 43,647,059 shares of Common Stock, which equals 24.99% of the issued and outstanding shares of Common Stock, unless and until the Company has obtained approval from its holders of shares of Common Stock to issue shares of Common Stock in excess of such limitation at a duly called meeting of the holders of shares of Common Stock in accordance with applicable laws and the rules of the TSX.

Selling Agent’s Warrants

Upon the closing of this offering, there will be up to 90,000 shares of our Series A Preferred Stock issuable upon exercise of the Selling Agent’s Warrants. See “Plan of Distribution—Selling Agent’s Warrants” below for a description of the Selling Agent’s Warrants.

Transfer Agent, Warrant Agent and Registrar

The Transfer Agent for our Common Stock is Pacific Stock Transfer Company, 6725 Via Austi Parkway, Suite 300, Las Vegas, NV 89119, Tel. 702-361-3033.

PLAN OF DISTRIBUTION

The Company is offering up to 2,000,000 shares of Series A Preferred Stock on a "best efforts" basis at a price of $10.00 per share. The minimum subscription is $750, or 75 shares of Series A Preferred Stock.

The Company intends to market the shares in this offering through both online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our offering circular or "testing the waters" materials on an online investment platform. This offering circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company's website (www.intelgenx.com) on a landing page that relates to the offering.

The shares of Series A Preferred Stock sold under this offering have not been qualified for distribution by prospectus in Canada and may not be offered, sold or re-sold in Canada or to a Canadian purchaser except pursuant to a Canadian prospectus or a prospectus exemption existing under Canadian securities laws.

The offering will terminate at the earliest of the date at which the maximum offering amount has been sold, one year from the date upon which the Commission qualifies the offering statement of which this offering circular forms a part and the date at which the offering is earlier terminated by the Company, in its sole discretion.

The Company intends to complete multiple closings in this offering. After each closing, funds tendered by investors will be available to the Company.

Engagement Agreement with Digital Offering

We are currently party to an engagement agreement dated December 4, 2023, as amended on December 12, 2023, with Digital Offering, LLC ("Digital Offering" or the "lead selling agent"). Digital Offering has agreed to act as our lead selling agent for the offering. Digital Offering has made no commitment to purchase all or any part of the shares of Series A Preferred Stock being offered but has agreed to use its best efforts to sell such shares in the offering. As such, Digital Offering is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Digital Offering is under no obligation to purchase any of the shares of Series A Preferred Stock or arrange for the sale of any specific number or dollar amount of shares of Series A Preferred Stock. The term of the engagement agreement began on December 4, 2023 and will continue until the earliest to occur of: (a) the date that either party gives the other at least ten (10) days written notice of the termination of the engagement agreement, which termination may occur with or without cause, (b) the date which is one year from this offering being qualified by the Commission, and (c) the date that the offering is consummated (such applicable date, the "Termination Date") The engagement agreement provides that Digital Offering may engage other Financial Industry Regulatory Authority ("FINRA") member broker-dealers that are registered with the Commission to participate as soliciting dealers for this offering. We refer to these other broker-dealers as soliciting dealers or members of the selling group. Upon engagement of any such soliciting dealer, Digital Offering will be permitted to re-allow all or part of its fees and expense allowance as described below. Such soliciting dealer will also be entitled to receive the benefits of our engagement agreement with Digital Offering, including the indemnification rights arising under the engagement agreement upon their execution of a soliciting dealer agreement with Digital Offering that confirms that such soliciting dealer is so entitled. As of the date hereof, we have been advised that Digital Offering has retained Cambria Capital LLC, and DealMaker Securities LLC to participate in this offering as soliciting dealers. We will not be responsible for paying any placement agency fees, commissions or expense reimbursements to any soliciting dealers retained by Digital Offering. None of the soliciting dealers is purchasing any of the shares of Series A Preferred Stock in this offering or is required to sell any specific number or dollar amount of shares of Series A Preferred Stock, but will instead arrange for the sale of shares of Series A Preferred Stock to investors on a "best efforts" basis, meaning that they need only use their best efforts to sell the shares of Series A Preferred Stock. In addition to the engagement agreement, we plan to enter into a definitive selling agency agreement with Digital Offering prior to the commencement of the offering.

Offering Expenses

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including those charged by FINRA; (iv) all of the legal fees related to FINRA clearance; and (v) $25,000 in accountable expenses of Digital Offering, including for due diligence costs relating to background checks of the Company's officers and directors, travel expenses associated with site visits, tech fees and other related fees. This $25,000 has already been paid to Digital Offering by us. We have agreed to reimburse Digital Offering for its reasonable and documented legal costs up to a maximum of $75,000, $10,000 of which has been paid to date. Notwithstanding the foregoing, the two advances received by Digital Offering and discussed above will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(a).

Reimbursable Expenses in the Event of Termination

In the event the offering does not close or the selling agency agreement is terminated for any reason, we have agreed to reimburse Digital Offering for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including its legal fees.

Other Expenses of the Offering

The Lead Selling Agent has engaged DealMaker Securities LLC as a soliciting dealer to assist in the placement of our shares of Series A Preferred Stock in those states where it is registered to undertake such activities, including soliciting potential investors on a best efforts basis.

In addition, the Company has retained DealMaker Reach LLC ("Reach") for marketing and advisory services. Reach, an affiliate of DealMaker Securities, LLC, will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company's campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company's capital raise marketing budget. The Company will pay Reach a monthly fee of $12,000 in cash up to a maximum of $48,000. We have also paid Reach a $30,000 launch fee. This launch fee received by Reach will be reimbursed to us to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a). To the extent services under this agreement are commenced in advance of a FINRA no objection letter being received by us, such amounts shall be considered an advance against accountable expenses anticipated to be incurred, and fully refunded to extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a). A maximum of $36,000 or three months of account management fees are payable prior to a no objection letter being received.

Selling Agents' Commission

We have agreed that the definitive selling agency agreement will provide for us to pay a commission of 7% of the gross proceeds received by us in the offering, which shall be allocated by Digital Offering to members of the selling group and soliciting dealers in its sole discretion (we sometimes refer to Digital Offering and such members and dealers collectively as the "Selling Agents").

The following table shows the total commissions payable to Digital Offering on a per-share basis in connection with this offering, assuming a fully subscribed offering.

Per Share
Public offering price	$10.00
Digital Offering commission (7.0%)*	$0.70
Proceeds, before expenses, to us, per share	$9.30

*Assuming a fully subscribed offering, Digital Offering would receive total commissions of $1,400,000.

Selling Agent’s Warrants

Upon the closing of the offering, we have agreed to issue warrants, the Selling Agent’s Warrants, to the selling agent to purchase a number of our shares of Series A Preferred Stock equal to 4.5% of the total number of our shares of Series A Preferred Stock sold in the offering. The Selling Agent’s Warrants will be exercisable commencing six months after the date of commencement of sales in this offering (in compliance with FINRA Rule 5110(e)(1)) and will be exercisable until the third anniversary of the date of commencement of sales in the offering. The exercise price for the Selling Agent’s Warrants will be the amount that is 25% greater than the public offering price, or $12.50 per share. The Selling Agent’s Warrants will not be redeemable. The Selling Agent’s Warrants will provide for cashless exercise in the event there is not a qualified offering statement covering the shares underlying the Selling Agent’s Warrants, and immediate “piggyback” registration rights, with a duration of seven years from the date of commencement of sales in the offering (in compliance with FINRA Rule 5110(g)(8)(D)), with respect to the registration of the shares of Series A Preferred Stock underlying the warrants. We are qualifying the Selling Agent’s Warrants and the shares underlying the Selling Agent’s Warrants in this offering pursuant to the offering statement of which this offering circular forms a part.

The Selling Agent’s Warrants and the shares of Series A Preferred Stock underlying the Selling Agent’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The selling agent, or permitted assignees under such rule, may not exercise, sell, transfer, assign, pledge, or hypothecate the Selling Agent’s Warrants or the shares of Series A Preferred Stock underlying the Selling Agent’s Warrants, nor will the selling agent or permitted assignees engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Selling Agent’s Warrants or the underlying shares for a period of 180 days from the date of commencement of sales in the offering, except that they may be transferred, in whole or in part, by operation of law or by reason of our reorganization, or to any selling agent or selected dealer participating in the offering and their officers, partners or registered representatives if the Selling Agent’s Warrants or the underlying shares of Series A Preferred Stock so transferred remain subject to the foregoing lock-up restrictions for the remainder of the time period. The Selling Agent’s Warrants will provide for adjustment in the number and price of such warrants (and the Series A Preferred Stock underlying such warrants) to prevent dilution in the event of a stock dividend, stock split or other reclassification of the A Series A Preferred Stock.

Pricing of the Offering

Prior to the offering, there has been no public market for the shares of Series A Preferred Stock. The initial public offering price has been determined by negotiation between us and Digital Offering. The principal factors considered in determining the initial public offering price include:

 ● the information set forth in this offering circular and otherwise available to Digital Offering;

    ● our history and prospects and the history of and prospects for the industry in which we compete;

 ● our past and present financial performance;

 ● our prospects for future earnings and the present state of our development;

 ● an assessment of our management;

 ● the general condition of the securities markets at the time of this offering;

    ● the recent market prices of, and demand for, publicly traded Common Stock of generally comparable companies; and

 ● other factors deemed relevant by Digital Offering and us.

Indemnification and Control

We have agreed to indemnify the Lead Selling Agent, its affiliates and controlling persons and members of the selling group against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Lead Selling Agent, its affiliates and controlling persons as may be required to make in respect of these liabilities.

The Lead Selling Agent and its affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Lead Selling Agent and its affiliates may in the future perform various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Our Relationship with the Lead Selling Agent

In the ordinary course of their various business activities, Digital Offering and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. Digital Offering and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange

As set forth in Title IV of the JOBS Act, there would be no limit on how many shares an investor may purchase if this offering results in a listing of our Series A Preferred Stock on Nasdaq or other national securities exchange. However, our Series A Preferred Stock will not be listed on Nasdaq upon the initial qualification of this offering by the Commission and we have no plans to list our Series A Preferred Stock following qualification of the offering and we do not intend to seek a listing of the Series A Preferred Stock on Nasdaq or other national securities exchange in the future.

For individuals who are not accredited investors, since our Series A Preferred Stock will not be listed on Nasdaq or other national securities exchange, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under "-Procedures for Subscribing - How to Calculate Net Worth"). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in this offering. The only investors in this offering exempt from this limitation are "accredited investors" as defined under Rule 501 of Regulation D under the Securities Act (each, an "Accredited Investor"). If you meet one of the following tests you should qualify as an Accredited Investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below under "-"-"-"- How to Calculate Net Worth");

(iii) You are an executive officer or general partner of the issuer or a director, executive officer or general partner of the general partner of the issuer;

(iv) You are a holder in good standing of the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), and the Licensed Investment Adviser Representative (Series 65), each as issued by FINRA;

(v) You are a corporation, limited liability company, partnership or are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares of Series A Preferred Stock, with total assets in excess of $5,000,000;

(vi) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"),, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vii) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(viii) You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares of Series A Preferred Stock;

(ix) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000;

(x) You are a Commission or state-registered investment adviser or a federally exempt reporting adviser;

(xi) You are a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

(xii) You are an entity not listed above that that owns "investments," in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered; or

(xiii) You are an Investor certifies that (A) it is a "family office" as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (i) with at least $5 million in assets under management, (ii) not formed for the specific purpose of acquiring the securities offered and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment or (B) that it is a "family client" as defined in Rule 202(a)(11)(G)-1, of a family office meeting the criteria specified above.

This offering will start on or after the date that the offering is qualified by the Commission and will terminate on the earliest of the date at which the maximum offering amount has been sold, one year from the date upon which the Commission qualifies the offering statement of which this offering circular forms a part and the date at which the offering is earlier terminated by the Company, in its sole discretion.

Procedures for Subscribing

Procedures for Subscribing through Cambria Capital's My IPO Platform

Cambria Capital is a registered broker-dealer and member of FINRA and SIPC. Cambria Capital has been appointed by us and Digital Offering, as a soliciting dealer for this offering. Cambria Capital operates the My IPO platform as a separate unincorporated business division.

In order to subscribe to purchase the shares of Series A Preferred Stock through My IPO, a prospective investor must electronically complete and execute a subscription agreement and provide payment to the Wilmington Trust, N.A. escrow account ("Wilmington Trust Escrow Account") or an account owned by the investor and held at the clearing firm of Cambria Capital. When submitting the subscription request through My IPO, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. We will not accept any subscription agreements prior to the Commission's qualification of this offering.

Escrow Account

Except with respect to investors who are clients of DealMaker Securities LLC, or Other Broker-Dealers (as defined below) with clearing agreements in place, investors will be required to deposit their funds to the Wilmington Trust Escrow Account. We may undertake one or more closings on a rolling basis. Any such funds that Wilmington Trust receives shall be held in escrow until a closing of the offering takes place or such other time as mutually agreed between the Company and Digital Offering, and then used to complete securities purchases, or returned if this offering fails to close. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering.

Other Procedures for Subscribing

Cambria Capital clears through various clearing firms as do other broker-dealers who may participate in this offering. We refer to such other broker-dealers that clear through their respective clearing firms and who may participate in this offering as Other Broker-Dealers. Other Broker-Dealers with clearing agreements shall provide the Selling Agents with executed subscription agreements and delivery sheets from their customers and shall settle the transaction with the Selling Agents through DTC on closing.

Prospective investors investing through Cambria Capital or Other Broker-Dealers will acquire shares of our Series A Preferred Stock through book-entry order by opening an account with Cambria Capital or an Other Broker-Dealer, or by utilizing an existing Cambria Capital account or account with an Other Broker-Dealer. In each such case, the account will be an account owned by the investor and held at the clearing firm of such Other Broker-Dealer, as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement. Subscriptions for shares Series A Preferred Stock acquired through an account at Cambria Capital, or an Other Broker-Dealer can be processed online at https://form.jotform.com/ 233604760606151 or provided directly by the Broker-Dealers. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Our transfer agent is Pacific Stock Transfer Company. Our transfer agent will record and maintain records of the shares of Series A Preferred Stock issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers, including the clearing firms. The clearing firm, as the clearing firm, will maintain the individual stockholder beneficial records for accounts at Cambria Capital or Other Broker-Dealers. All other investors that participate through the Wilmington Trust Escrow Account, shall have their shares held at Securities Transfer Corporation in digital book entry. Such shares may be transferred to the investor's outside brokerage account by requesting their outside broker dealer to effect such transfer. Request for transfer may only be made by the outside broker dealer of the investor.

You may not subscribe to this offering prior to the date this offering is qualified by the Commission, which we will refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If a closing doesn't occur or a subscription is rejected and the investor has an account with My IPO or another clearing broker, funds for such subscription will not be debited from My IPO or other clearing broker and the subscription will be cancelled. If accepted, the funds will remain in the escrow account or clearing firm account until we determine to have the closing of the offering and the funds in escrow or in the clearing firm account will then be transferred into our general account.

Non-U.S. investors may participate in this offering by depositing their funds in the escrow account held at Wilmington Trust, N.A.; any such funds that Wilmington Trust receives shall be held in escrow until the closing of this offering or such other time as mutually agreed between the Company and the Selling Agents, and then used to complete securities purchases, or returned if this offering fails to close.

DealMaker Securities LLC

Investors who invest through DealMaker Securities LLC may subscribe through invest.intelgenx.com by tendering funds by wire, credit, or debit card or ACH transfer to the escrow account to be set up at Enterprise Bank. Tendered funds will remain in escrow until a closing has occurred. Upon each closing, funds tendered by investors will be made available to the Company for its use. The Company will not cover credit card fees on behalf of investors.

Procedures for subscribing directly through the Company's website

The subscription procedure is summarized as follows:

1.	Go to the www.IntelGenx.com website and click on the "Invest Now" button;

2.	Complete the online investment form;

3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified escrow account;

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.

Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement. Investors will be required to complete a subscription agreement in order to invest. For so long as our Series A Preferred Stock is not listed on Nasdaq or other national securities exchange, the subscription agreement will include a representation by the investor to the effect that, if the investor is not an "accredited investor" as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor's principal residence).

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (forms of which are attached to the offering statement, of which this offering circular forms a part, as Exhibits 4.1 and 4.2) and the funds required under the subscription agreement have been transferred to the Wilmington Trust Escrow Account or such other selected dealer designated escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares of subscribed for Series A Preferred Stock at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, unless a company's offered securities are listed on a national securities exchange, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). As a result, for so long as our Series A Preferred Stock is not listed on a national securities exchange in the United States, non-accredited, natural person may only invest funds in our Series A Preferred Stock which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares of Series A Preferred Stock.

In order to purchase the shares of Series A Preferred Stock and prior to the acceptance of any funds from an investor, for so long as our Series A Preferred Stock is not listed on Nasdaq or other national securities exchange, an investor in our Series A Preferred Stock will be required to represent, to the Company's satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

No Minimum Offering Amount

There is no minimum offering amount in this offering and we may close on any funds that we receive. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.

No Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

The Company has engaged Pacific Stock Transfer Company, a registered transfer agent with the Commission, who will serve as transfer agent to maintain stockholder information on a book-entry basis.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Section 145 of the Delaware General Corporation Law (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. Such indemnification is intended to supplement our officers' and directors' liability insurance.

Our certificate of incorporation provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. A director shall be liable to the extent provided by applicable law, however, (a) for breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) pursuant to Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

To the extent permitted by applicable law, we are also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits us to provide indemnification) through provisions in our bylaws, agreements with such agents or other persons, voting of security holders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to us, our security holders and others.

Any repeal or modification of any of the foregoing provisions of the indemnification provisions in our certificate of incorporation or bylaws shall be prospective and shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of our company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of our company, pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Provisions of Note in our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors located outside Canada will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on the operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, other than claims arising under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the lead selling agent that would permit a public offering of the securities offered by this offering circular in any jurisdiction where action for that purpose is required. The securities offered by this offering circular may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this offering circular comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this offering circular. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this offering circular in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of Series A Preferred Stock covered by this offering circular will be passed upon by Dorsey & Whitney, LLP.

EXPERTS

IntelGenx Technologies Corp. financial statements for the years ended December 31, 2022 and 2021 included in this offering statement have been audited by Richter, LLP, Montreal, Quebec, an independent registered public accounting firm, as stated in their report, and have been so included in reliance upon the report of said firm and their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to "incorporate by reference" information into this offering circular, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The documents incorporated by reference into this offering circular contain important information that you should read about us.

We are incorporating by reference into this offering circular the documents listed below (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K):

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that we filed with the Commission on March 29, 2023;
  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that we filed with the SEC on November 9, 2023;
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 that we filed with the Commission on August 14, 2023;
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 that we filed with the Commission on May 11, 2023;
  Our Proxy Statement on Schedule 14A that we filed with the Commission on March 29, 2023 (the "2023 Proxy Statement"); and

  Our Current Reports on Form 8-K filed with the Commission on February 21, 2023, March 24, 2023, March 24, 2023, March 27, 2023, April 18, 2023, May 10, 2023, July 21, 2023, August 31, 2023, October 12, 2023, November 28, 2023 and December 4, 2023.

By incorporating by reference our Annual Report on Form 10-K, and our 2023 Proxy Statement, we can disclose important information to you by referring you to our Annual Report on Form 10-K, and our 2023 Proxy Statement, which are considered part of this offering circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this offering circular will be deemed to be modified or superseded for purposes of this offering circular to the extent that a statement contained in this offering circular or any other subsequently filed document that is deemed to be incorporated by reference into this offering circular modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this offering circular.

All documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the qualification date of the initial offering statement of which this offering circular is a part and all such documents that we file with the Commission after the date of this offering circular and before the termination of the offering of our securities shall be deemed incorporated by reference into this offering circular and to be a part of this offering circular from the respective dates of filing such documents. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the Commission will be incorporated by reference into, or otherwise included in, this offering circular.

Any statement contained in a document incorporated by reference in this offering circular shall be deemed to be modified or superseded for purposes of this offering circular to the extent that a statement contained in this offering circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this offering circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this offering circular.

Copies of the documents incorporated by reference in this offering circular may be obtained on written or oral request without charge from our Corporate Secretary at 6420 Abrams, Ville Saint Laurent, Quebec H4S 1Y2, Canada (telephone: (514) 331-7440).

We also maintain a web site at http://www.intelgenx.com through which you can obtain copies of documents that we have filed with the Commission. The contents of that site are not incorporated by reference into or otherwise a part of this offering circular.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission an offering statement on Form 1-A under the Securities Act with respect to the shares of Series A Preferred Stock that we are offering. This offering circular, which constitutes a part of the offering statement, does not contain all the information set forth in the offering statement or the exhibits and schedules filed with the offering statement. Many of the contracts and documents described in this offering circular are filed as exhibits to the offering statement and you may review the full text of these contracts and documents by referring to these exhibits. Statements contained in this offering circular regarding the contents of any contract or other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement.

The Commission also maintains an Internet web site that contains reports, Offering Circulars, proxy statements, and information statements and other information regarding issuers, including IntelGenx Technologies Corp., that file electronically with the Commission. The Commission's Internet website address is https://www.sec.gov. Our Internet website address is https://www.intelgenx.com/. None of the information that is found on our website or in any press releases issued by us is considered to be a part of the information set forth in this offering statement and should not be relied upon when making an investment decision in respect of the shares of Series A Preferred Stock offered hereby.

We do not anticipate that we will send an annual report to our stockholders until and unless we are required to do so by the rules of the Commission. All trademarks or trade names referred to in this offering circular are the property of their respective owners.

INTELGENX TECHNOLOGIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

IntelGenx Technologies Corp.

Consolidated Financial Statements

December 31, 2022 and 2021

(Expressed in U.S. Funds)

IntelGenx Technologies Corp.

Consolidated Financial Statements

December 31, 2022 and 2021

(Expressed in U.S. Funds)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
IntelGenx Technologies Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IntelGenx Technologies Corp. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States ("US GAAP").

Going concern uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company does not have sufficient existing cash and short-term investments to support operations for at least the next year following the issuance of these financial statements which raises doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of leasehold improvements and equipment

As reflected in the Company's consolidated financial statements, at December 31, 2022, the Company's leasehold improvements and equipment amounted to $4,425 million. Long-lived assets must be reviewed for possible impairment if circumstances indicate the carrying amount of the asset may not be recoverable. Given that the plant is not currently operating at capacity, the Company evaluated its leasehold improvements and equipment for recoverability and concluded that they were not impaired. Auditing the Company's impairment assessment involved subjective auditor judgment due to the significant estimation involved in determining the fair value, including the forecasted cash flows used to evaluate the recoverability and the significant assumptions used in estimating the fair values of long-lived assets. We therefore identified the impairment of leasehold improvements and equipment as a critical audit matter.

The primary procedures we performed to address this critical audit matter included:

  Obtaining an understanding of the impairment process and the controls relating to management's impairment test,
  Reviewing the valuation methodology to assess whether the methodology was widely recognized and appropriate for use in the valuation of leasehold improvements and equipment,
  Testing management's process for determining the forecasted future cash flows used to evaluate the recoverability. We evaluated the reasonableness of management's forecasts of future manufacturing and operating margin by comparing the Company's plans and forecasts to current industry and economic trends,
  Evaluating whether the data and assumptions used were reasonable by considering the past performance, industry and third-party market data, and whether such assumptions were consistent with evidence obtained in other areas of the audit,
  Performing sensitivity analysis on the significant data and assumptions used.

We have served as the Company's auditors since 2005.

Montréal, Quebec
March 29, 2023

IntelGenx Technologies Corp.
Consolidated Balance Sheets

As at December 31, 2022 and 2021

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

	December 31, 2022	December 31, 2021

Assets

Current

Cash	$1,210	$3,945
Short-term investments (note 5)	1,317	6,004
Accounts receivable	709	680
Prepaid expenses	137	105
Investment tax credits receivable	159	436
Security deposits	194	205
Inventory (note 6)	62	62

Total current assets	3,788	11,437

Leasehold improvements and equipment, net (note 7)	4,425	5,213

Security deposits	245	252

Operating lease right-of-use-asset	732	1,003

Total assets	$9,190	$17,905

Liabilities

Current
Accounts payable and accrued liabilities	2,102	2,299
Current portion of operating lease liability (note 18)	236	249
Current portion of finance lease liability (note 18)	36	36
Deferred revenue	-	189
Convertible debentures (note 10)	-	4,247

Total current liabilities	2,374	7,020

Loan payable (note 9)	5,500	2,500

Convertible notes (note 11)	4,272	3,709

Operating lease liability (note 18)	425	642

Finance lease liability (note 18)	42	84

Deferred income tax liability (notes 4 and 11)	-	79

Total liabilities	12,613	14,034

Contingencies (note 12)

Subsequent event (note 21)

Shareholders' deficit

Capital stock, common shares, $0.00001 par value; 450,000,000 shares authorized; 174,646,196 shares issued and outstanding (2021: 154,571,289 common shares) (note 13)	1	1

Additional paid-in capital (note 14)	67,340	63,104

Accumulated deficit	(68,530)	(57,863)

Accumulated other comprehensive loss	(2,234)	(1,371)

Total shareholders' (deficit) equity	(3,423)	3,871

	$9,190	$17,905

See accompanying notes

Approved on Behalf of the Board:

/s/ Bernd J. Melchers Director	/s/ Horst G. Zerbe Director

IntelGenx Technologies Corp.
Consolidated Statement of Shareholders' Equity

For the Year Ended December 31, 2021

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

					Accumulated
			Additional		Other	Total
	Capital Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Number	Amount	Capital	Deficit	Loss	Equity

Balance - December 31, 2020	111,429,532	$1	$48,453	$(48,551)	$(856)	$(953)

Other comprehensive loss	-	-	-	-	(515)	(515)

Issuance of shares to atai Life Sciences (net of transaction costs of $297) (note 13)	37,300,000	-	8,398	-	-	8,398

Issuance of warrants to atai Life Sciences (net of transaction costs of $125) (note 13)	-	-	3,526	-	-	3,526

Agents' warrants issued (note 11)	-	-	164			164

Conversion of convertible notes (note 11)	1,985,847	-	632	-	-	632

Conversion of convertible debentures (note 10)	3,852,000	-	1,498	-	-	1,498

Interest paid by issuance of common shares (note 11)	3,910		1			1

Stock-based compensation (note 13)	-	-	107	-	-	107

Beneficial conversion feature, net of a deferred income tax liability of $86 (note 11)	-	-	325	-	-	325

Net loss for the period	-	-	-	(9,312)	-	(9,312)

Balance - December 31, 2021	154,571,289	$1	$63,104	$(57,863)	$(1,371)	$3,871

See accompanying notes

IntelGenx Technologies Corp.
Consolidated Statement of Shareholders' Deficit

For the Year Ended December 31, 2022

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

					Accumulated
			Additional		Other	Total
	Capital Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Number	Amount	Capital	Deficit	Loss	Deficit

Balance - December 31, 2021	154,571,289	$1	$63,104	$(57,863)	$(1,371)	$3,871

Modified retrospective adjustment upon adoption of ASU 2020-06 (note 4)	-	-	(325)	23	-	(302)

Other comprehensive loss	-	-	-	-	(863)	(863)

Conversion of convertible debentures (note 10)	120,000	-	48	-	-	48

Repayment of convertible debentures in shares (note 10)	19,381,223	-	4,229	-	-	4,229

Interest paid by issuance of common shares (note 10)	573,684	-	171	-	-	171

Stock-based compensation (note 13)	-	-	113	-	-	113

Net loss for the period	-	-	-	(10,690)	-	(10,690)

Balance - December 31, 2022	174,646,196	$1	$67,340	$(68,530)	$(2,234)	$(3,423)

See accompanying notes

IntelGenx Technologies Corp.
Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2022 and 2021

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

	2022	2021

Revenues (note 16)	$950	$1,535

Total revenues	950	1,535

Expenses
Research and development expense	3,031	2,717
Manufacturing expense	1,858	2,256
Selling, general and administrative expense	4,697	3,753
Depreciation of tangible assets	777	791

Total expenses	10,363	9,517

Operating loss	(9,413)	(7,982)

Finance and interest income	4	152

Financing and interest expense	(1,281)	(1,488)

Net financing and interest expense	(1,277)	(1,336)

Loss before income taxes	(10,690)	(9,318)

Deferred income tax	-	6

Net loss	(10,690)	(9,312)

Other comprehensive (loss) income
Change in fair value	(869)	(7)
Foreign currency translation adjustment	6	(508)
	(863)	(515)

Comprehensive loss	$(11,553)	$(9,827)

Basic and diluted:
Weighted average number of shares outstanding	164,746,054	137,003,313

Basic and diluted loss per common share (note 20)	$(0.07)	$(0.07)

See accompanying notes

IntelGenx Technologies Corp.
Consolidated Statements of Cash Flows

For the Year Ended December 31, 2022 and 2021

(Expressed in Thousands of U.S. Dollars ($'000) Except Share and Per Share Data)

	2022	2021
Funds (used) provided -

Operating activities
Net loss	$(10,690)	$(9,312)
Depreciation of tangible assets	777	791
Stock-based compensation	113	107
Accretion expense	271	477
DSU expense	(106)	224
Interest paid by issuance of common shares	171	1
Gain on debt extinguishment (notes 10 and 11)	-	(151)
Lease non-cash expense	2	7
Deferred income tax	-	(6)
	(9,462)	(7,862)
Changes in non-cash items related to operations:
Accounts receivable	(29)	(420)
Prepaid expenses	(32)	57
Investment tax credits receivable	277	199
Contract asset	-	354
Inventory	-	182
Security deposits	(9)	206
Accounts payable and accrued liabilities	(72)	88
Deferred revenues	(189)	23
Net change in non-cash items related to operations	(54)	689
Net cash used in operating activities	(9,516)	(7,173)

Financing activities
Repayment of long-term debt	-	(737)
Issuance of loan	3,000	2,500
Finance lease payments	(35)	(29)
Proceeds from issuance of shares	-	12,346
Transaction costs of share issuance	-	(422)
Net proceeds from convertible notes	-	1,897
Transaction costs of convertible notes	-	(34)
Transaction costs of debt extinguishment	-	(29)
Net cash provided by financing activities	2,965	15,492

Investing activities
Additions to leasehold improvements and equipment	(271)	(108)
Acquisitions of short-term investments	(5,739)	(6,000)
Redemptions of short-term investments	9,519	1,034
Net cash provided by (used in) investing activities	3,509	(5,074)

(Decrease) increase in cash	(3,042)	3,245

Effect of foreign exchange on cash	307	(505)

Cash

Beginning of year	3,945	1,205
End of year	$1,210	$3,945

See accompanying notes

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

1. Basis of Presentation

IntelGenx Technologies Corp. (and collectively with IntelGenx Corp., our wholly-owned Canadian subsidiary, "IntelGenx" or the "Company") prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("USA"). This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

The consolidated financial statements include the accounts of IntelGenx Technologies Corp. and IntelGenx Corp. On consolidation, all inter-entity transactions and balances have been eliminated.

The financial statements are expressed in U.S. funds.

2. Going Concern

The Company has financed its operations to date primarily through public offerings of its common stock, proceeds from issuance of convertible notes and debentures, bank loans, royalty, up-front and milestone payments, license fees, proceeds from exercise of warrants and options, and research and development revenues. The Company has devoted substantially all of its resources to its drug development efforts, conducting clinical trials to further advance the product pipeline, the expansion of its facilities, protecting its intellectual property and general and administrative functions relating to these operations. The future success of the Company is dependent on its ability to develop its product pipeline and ultimately upon its ability to attain profitable operations. As of December 31, 2022, the Company had cash and short-term investments totaling approximately $2,527. The Company does not have sufficient existing cash and short-term investments to support operations for the next year following the issuance of these financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to alleviate these conditions include pursuing one or more of the following steps to raise additional funding, none of which can be guaranteed or are entirely within the Company's control:

  Raise funding through the possible sale of the Company's common stock, including public or private equity financings.

  Raise funding through debt financing.

  Continue to seek partners to advance product pipeline.

  Expand oral film manufacturing activities.

  Initiate contract oral film manufacturing activities.

If the Company is unable to raise further capital when needed or on attractive terms, or if it is unable to procure partnership arrangements to advance its programs, the Company would be forced to potentially delay, reduce or eliminate some of its research and development programs and commercial activities.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

3. Nature of Business

IntelGenx was incorporated in the State of Delaware as Big Flash Corp. on July 27, 1999. On April 28, 2006 Big Flash Corp. completed, through the Canadian holding corporation, the acquisition of IntelGenx Corp., a company incorporated in Canada on June 15, 2003 and headquartered in Montreal, Quebec. IntelGenx Corp. has continued operations as our operating subsidiary.

IntelGenx Corp. is a drug delivery company focused on the contract development and manufacturing of novel oral thin film products for the pharmaceutical market. More recently, IntelGenx made the strategic decision to enter the Canadian cannabis market with a non-prescription cannabis infused oral film that launched in early 2021 and in 2020 made the decision to enter the psychedelic market. As a full service contract development and manufacturing organization ("CDMO") IntelGenx is offering partners a comprehensive portfolio of pharmaceutical services, including pharmaceutical research and development, clinical monitoring, regulatory support, technology transfer, manufacturing scale-up, and commercial manufacturing. The Company's main product development efforts are based upon three delivery platform technologies: (1) VersaFilm™, an oral film technology, (2) the VetaFilmTM technology platform for veterinary applications and (3) DisinteQ™ a disintegrating oral film technology.

The Company's business strategy is to leverage its proprietary drug delivery technologies and develop pharmaceutical products with tangible benefits for patients, for partners and, once the product launches, retain the exclusive manufacturing rights.

Managing the project pipeline is a key Company success factor. Three focus areas have been identified; psychedelics, cannabis and animal health where the Company believes it can establish a leadership position with its drug delivery technology. The Company has undertaken a strategy under which it will work with pharmaceutical companies in order to apply its oral film technology to pharmaceutical products for which patent protection is nearing expiration, a strategy which is often referred to as "lifecycle management." Under §505(b)(2) of the Food, Drug, and Cosmetics Act (the "FDCA"), the FDA may grant market exclusivity for a term of up to three years following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or a combination.

The Company's product portfolio includes a blend of generic and branded products based on its proprietary delivery technology ("generic" products are essentially copies of products that have already received FDA approval). Of the 12 projects currently in the Company's portfolio, 11 use the VersaFilm™ technology and one uses the VetaFilm™ technology.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies

Adoption of New Accounting Policies

ASU 2020-06-Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity

The FASB issued ASU 2020-06,1 which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity.

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06") to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity's own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity's own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of AASU 2020-06 had a substantial impact on the Company's balance sheet. The August 2021 convertible notes (note 10) contained a beneficial conversion feature. Under the new requirements, the beneficial conversion feature no longer requires to be recognized separately and the convertible notes are treated as a single financial liability. As such, the most significant impact were the reversals of the beneficial conversion feature and the deferred income tax liability.

The impact of the adoption of ASU 2020-06 on the balance sheet as at December 31, 2021 was:

	As reported December 31, 2021	Adoption of ASC 2020-06 Increase (Decrease)	Balance January 1, 2022
Convertible notes	$3,709	$388	$4,097
Deferred income tax liability	79	(79)	-
Total liabilities	14,034	309	14,343
Additional paid-in capital	63,104	(325)	62,779
Accumulated deficit	(57,863)	23	(57,840)
Total shareholders' equity	3,871	(309)	3,562
Total liabilities and shareholders' equity	17,905	-	17,905

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

Revenue Recognition

The Company may enter into licensing and collaboration agreements for product development, licensing, supply and manufacturing for its product pipeline. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from collaborations. These contracts are analyzed to identify all performance obligations forming part of these contracts. The transaction price of the contract is then determined. The transaction price is allocated between all performance obligations on a residual standalone selling price basis. The stand-alone selling price is estimated based on the comparable market prices, expected cost plus margin and the Company's historical experience.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of principal activities - separated by nature - from which the Company generates its revenue.

Product revenue

The Company recognizes revenue from the sale of its products when the following conditions are met; delivery has occurred; the price is fixed or determinable; the collectability is reasonable assured and persuasive evidence of an arrangement exists.

Research and Development Revenue

Revenues with corporate collaborators are recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement.

Licensing and Collaboration Arrangements

Licenses are considered to be right-to-use licenses. As such, the Company recognizes the licenses revenues at a point in time, upon granting the licenses.

Milestone payments are considered variable consideration. As such, the Company estimates variable consideration at the most likely amount to which we expect to be entitled. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, research and other revenues in the period during which the adjustment is recognized. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is significant risk that the Company may not earn all of the milestone payments for each of its contracts.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

Royalties are typically calculated as a percentage of net sales realized by the Company's licensees of its products (including their sub-licensees), as specifically defined in each agreement. The licensees' sales generally consist of revenues from product sales of the Company's product pipeline and net sales are determined by deducting the following: estimates for chargebacks, rebates, sales incentives and allowances, returns and losses and other customary deductions in each region where the Company has licensees. Revenues arising from royalties are considered variable consideration. As such, the Company estimates variable consideration at the most likely amount to which we expect to be entitled. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The financial statements include estimates based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Significant estimates in these financial statements include the useful lives and impairment of long-lived assets, stock-based compensation costs, and the investment tax credits receivable. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

Financial instruments - Credit losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326 20, Financial Instruments - Credit Losses. FASB ASC 326 20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense, included in Selling, General and Administrative Expenses.

Accounts Receivable

The Company's accounts receivable relate to licensing and collaboration agreements for product development, licensing, supply and manufacturing agreements. These accounts receivable are short term in nature. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Investment Tax Credits

Investment tax credits relating to qualifying expenditures are recognized in the accounts at the time at which the related expenditures are incurred and there is reasonable assurance of their realization. Management has made estimates and assumptions in determining the expenditures eligible for investment tax credits claimed. Investment tax credits received in the year ended December 31, 2022 totaled $378 (2021: $382).

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

Inventory

The Company values inventory at the lower of cost and net realizable value where net realizable value represents the expected sale price upon disposition less make-ready costs and the costs of disposal and transportation and determines the cost of raw material inventory using the average-cost method. The Company analyzes its inventory levels quarterly and adjusts inventory to its net realizable value, if required, for obsolete, or has a cost basis in excess of its expected net realizable value.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Provisions for depreciation are based on their estimated useful lives using the methods as follows:

On the declining balance method -

Laboratory and office equipment	20%
Computer equipment	30%

On the straight-line method -

Leasehold improvements	over the lease term
Manufacturing equipment	5 - 10 years

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for repair and maintenance are expensed as incurred.

Leases

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria.

Substantially all of the Company's operating leases are comprised of office space and property leases. The finance leases are comprised of laboratory equipment leases.

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. The lease liability is initially measured as the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's secured incremental borrowing rate for the same term as the underlying lease.

Lease payments included in the measurement of the lease liability comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease modifications result in remeasurement of the lease liability.

Lease expense for operating leases consists of the lease payments plus any initial direct costs, primarily brokerage commissions, and is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-tern leases that have a term of 12 months or less. The effect of short-term leases on our right-of-use asset and lease liability was not material.

Impairment of Long-lived Assets

Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value thereof.

Security Deposits

Security deposits represent a refundable deposit paid to the landlord in accordance with the lease agreement and deposits held as guarantees by the Company's lenders in accordance with the lending facilities. The deposits will be repaid to the Company at the end of the lease.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. The Canadian dollar is the functional currency of the Company's Canadian operations, which is translated to the United States dollar using the current rate method. Under this method, accounts are translated as follows:

Assets and liabilities - at exchange rates in effect at the balance sheet date;

Revenue and expenses - at average exchange rates prevailing during the year;

Equity - at historical rates.

Gains and losses arising from foreign currency translation are included in other comprehensive income.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes". Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Unrecognized Tax Benefits

The Company accounts for unrecognized tax benefits in accordance with FASB ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon ultimate settlement with a taxing authority, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Additionally, ASC 740 requires the Company to accrue interest and related penalties, if applicable, on all tax positions for which reserves have been established consistent with jurisdictional tax laws. The Company elected to classify interest and penalties related to the unrecognized tax benefits in the income tax provision.

Share-Based Payments

The Company accounts for share-based payments to employees in accordance with the provisions of FASB ASC 718 "Compensation-Stock Compensation" and accordingly recognizes in its financial statements share-based payments at their fair value. In addition, the Company will recognize in the financial statements an expense based on the grant date fair value of stock options granted to employees. The expense will be recognized on a straight-line basis over the vesting period and the offsetting credit will be recorded in additional paid-in capital. Upon exercise of options, the consideration paid together with the amount previously recorded as additional paid-in capital will be recognized as capital stock. The Company uses the Black-Scholes option pricing model to determine the fair value of the options.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

4. Summary of Significant Accounting Policies (Cont'd)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718, "Compensation-Stock Compensation" and accordingly recognizes in its financial statements share-based payments at their fair value. In addition, the Company will recognize in the financial statements as expense over the service period, as if the Company had paid cash for the services.

Loss Per Share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year. Any antidilutive instruments are excluded from the calculation of diluted loss per share.

Fair Value Measurements

ASC 820 applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 820 requires disclosure that establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to ASC 820. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3. Short-term investments are classified Level 1.

Fair Value of Financial Instruments

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of receivables and payables arising in the ordinary course of business and the investment tax credits receivable approximate fair value because of the relatively short period of time between their origination and expected realization.

5. Short-term investments

As at December 31, 2022, short-term investments consisted of investments in mutual funds of $1.3 million (2021 - $6 million) and are with a Canadian financial institution having a high credit rating.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

6. Inventory

Inventory as at December 31, 2022 consisted of raw materials in the amount of $62 thousand (2021 - $62 thousand). An amount of $19 thousand ($190 in 2021) was recognized in Manufacturing expenses and an amount of $Nil (2021 - $44 thousand) was recognized in Research and development expenses.

7. Leasehold Improvements and Equipment

			2022	2021
		Accumulated	Net Carrying	Net Carrying
	Cost	Depreciation	Amount	Amount

Manufacturing equipment	$4,589	$1,695	$2,894	$3,349
Laboratory and office equipment	1,536	1,117	419	382
Computer equipment	152	118	34	39
Leasehold improvements	3,267	2,189	1,078	1,443

	$9,544	$5,119	$4,425	$5,213

As at December 31, 2022, no depreciation has been recorded on manufacturing equipment in the amount of $1,715 thousand (2021 - $1,832 thousand) as this equipment is not yet in use. The commitment of the Company for the remainder of the project is as disclosed in note 12. In addition, no depreciation has been recorded on laboratory and office equipment in the amount $22 thousand (2021 - $Nil) as this equipment is not yet in use and on $48 thousand (2021 - $Nil) of leasehold improvements that have not been fully completed as at December 31, 2022.

8. Bank Indebtedness

The Company's credit facility is subject to review annually and consists of corporate credits cards of up to CAD$75 thousand ($55 thousand) and $60 thousand, and foreign exchange contracts limited to CAD$425 thousand ($314 thousand).

9. Loan Payable

atai Life Sciences ("atai") has granted to the Company a secured loan in the amount of $5,500,000, bearing interest at 8%. In September 2021, the Company entered into an amended and restated secured loan agreement with atai pursuant to which atai has made two additional term loans available to the Company for $3,000,000 each, which will mature on January 5, 2024. The first loan was received on January 7, 2022 and the second loan was received on January 6, 2023. The Loan Agreement also extends the maturity date for the current loans, in an aggregate amount of $5,500,000, to January 2024. The loan is guaranteed by the Company and secured by all present and future movable property, rights and assets of the Company, excluding any intellectual property or technology controlled or owned by the Company. The loan bears interest at 8%. The interest for the year ended December 31, 2022 amounts to $423,000 and is recorded in financing and interest expense (2021 - $156,000).

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

9. Loan Payable (Cont'd)

The components of the Company's debt are as follows:

	December 31, 2022 $	December 31, 2021 $

Loan payable to atai	5,500	2,500
Total debt	5,500	2,500

Less: current portion	-	-

Total long-term debt	5,500	2,500

10. Convertible Debentures

On July 12, 2017, the Company closed its previously announced prospectus offering (the "Offering") of convertible unsecured subordinated debentures of the Corporation (the "Debentures") for gross aggregate proceeds of CAD$6,838,000 ($5,049,000). Pursuant to the Offering, the Corporation issued an aggregate principal amount of CAD$6,838,000 ($5,049,000) of Debentures at a price of CAD$1,000 ($738) per Debenture. The Debentures had a maturity date June 30, 2020 and interest at an annual rate of 8% payable semi-annually on the last day of June and December of each year, commencing on December 31, 2017. The interest may be paid in common shares at the option of the Corporation. The Debentures were convertible at the option of the holders at any time prior to the close of business on the earlier of June 30, 2020 and the business day immediately preceding the date specified by the Corporation for redemption of Debentures. The conversion price was CAD$1.35 ($1.00) (the "Conversion Price") per common share of the Corporation ("Share"), being a conversion rate of approximately 740 Shares per CAD$1,000 ($738) principal amount of Debentures, subject to adjustment in certain events.

On August 8, 2017, the Company closed a second tranche of its prospectus Offering of convertible unsecured subordinated debentures of the Corporation for which a first closing took place on July 12, pursuant to which it had raised additional gross proceeds of CAD$762,000 ($563,000).

Together with the principal amount of CAD$6,838,000 ($5,049,000) of Debentures issued on July 12, 2017, the Company issued a total aggregate principal amount of CAD$7,600,000 ($5,611,000) of Debentures at a price of CAD$1,000 ($738) per Debenture.

On June 25, 2020, the debentureholders approved the extension of the maturity date of the convertible debentures from June 30, 2020 to June 30, 2022 and the conversion price was reduced from CAD$1.35 ($1.00) to CAD$0.50 ($0.37). This extension was accounted for as an extinguishment and the debentures were re-measured at fair value on June 30, 2020.

On June 30, 2022, the Company issued 19,381,223 shares of common stock in payment of the outstanding CAD$5,450,000 ($4,229,000) aggregate principal amount of the convertible debentures. The convertible debentures, listed on the Toronto Stock Exchange under the symbol IGX.DB, were delisted from trading as of the close of business on June 30, 2022.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

10. Convertible Debentures (Cont'd)

The components of the convertible debentures are as follows:

	December 31, 2022	December 31, 2021

Face value of the convertible debentures	$3,866	$3,977
Transaction costs	(73)	(74)
Accretion	436	344
Repayment in shares	(4,229)	-
Convertible debentures	$-	$4,247

The convertible debentures were recorded as a liability. The accretion expense for the year ended December 31, 2022 amounts to CAD$125,000 ($96,000), compared to CAD$288,000 ($230,000) for the comparative period in 2021.

During the year ended December 31, 2022, CAD$60,000 ($48,000) of convertible debentures were converted into 120,000 common shares at the option of the holders, resulting in an increase in additional paid-in capital of $48 thousand.

During the year ended December 31, 2021, CAD$1,926,000 ($1,519,000) of convertible debentures were converted into 3,852,000 common shares at the option of the holders, resulting in an increase in additional paid-in capital of $1,498.

The interest accrued on the convertible debentures for the year ended December 31, 2022 amounts to CAD$218 thousand ($171 thousand) and was paid by issuance of 573,684 common shares on July 5, 2022.

Interest accrued on the convertible debentures for the year ended December 31, 2021 amounts to CAD$549 thousand ($438 thousand) and is recorded in financing and interest expense.

11. Convertible Notes

On August 5, 2021, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $2.1 million principal amount of 8% convertible notes due July 31, 2025. The Notes bear interest at a rate of 8% per annum, payable quarterly, and are convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.40 per Share. The Company intends to use the proceeds of the Offering for the Montelukast clinical program. In connection with the Offering, the Company paid to an agent a cash commission of approximately $199,525 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 613,000 common shares at a price of $0.40 per Share until August 4, 2023.

Management has determined the value of the agents' warrants to be $164,000.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

11. Convertible Notes (Cont'd)

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $403 thousand were recorded against the liability. The accretion expense for the year ended December 30, 2022 amounts to $85,000 (2021: $58,000). The warrants have been recorded as equity. The Company recognized the value of the embedded beneficial conversion feature of $411 thousand as additional paid-in capital. Upon adoption of ASU 606-20, the beneficial conversion feature was reversed on January 1, 2022.

The components of the convertible notes are as follows:

	December 31, 2022	December 31, 2021
Face value of the convertible notes	$2,101	$2,101
Transaction costs	(403)	(403)
Accretion	119	58
Beneficial conversion feature	-	(411)
Convertible notes	$1,817	$1,345

The interest on the convertible notes for the year ended December 31, 2022 amounts to $168,000 (2021: $68,000) and is recorded in financing and interest expense.

On May 8, 2018, the Company closed its previously announced offering by way of private placement (the "Offering"). In connection with the Offering, the Company issued 320 units (the "Units") at a subscription price of $10,000 per Unit for gross proceeds of $3,200,000. A related party of the Company participated in the Offering and subscribed for an aggregate of two Units.

Each Unit is comprised of (i) 7,940 common shares of the Corporation ("Common Shares"), (ii) a $5,000 convertible 6% note (a "Note"), and (iii) 7,690 warrants to purchase common shares of the Corporation ("Warrants"). Each Note bears interest at a rate of 6% (payable quarterly, in arrears, with the first payment being due on September 1, 2018), matured on June 1, 2021 and is convertible into Common Shares at a conversion price of $0.80 per Common Share. Each Warrant entitles its holder to purchase one Common Share at a price of $0.80 per Common Share until June 1, 2021.

In connection with the Offering, the Company paid to the Agents a cash commission of approximately $157,800 in the aggregate and issued non-transferable agents' warrants to the Agents, entitling the Agents to purchase 243,275 common shares at a price of $0.80 per share until June 1, 2021. Management has determined the value of the agents' warrants to be $50,000.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

11. Convertible Notes (Cont'd)

The proceeds of the Units are attributed to liability and equity components based on the fair value of each component as follows:

	Gross proceeds	Transaction costs	Net proceeds
Common stock	$1,627	$167	$1,460
Convertible notes	1,086	111	975
Warrants	487	50	437
	$3,200	$328	$2,872

On May 19, 2021, the noteholders approved the amendment of the terms of the convertible notes. The maturity date of the convertible notes was extended from June 1, 2021 to October 31, 2024, the interest rate of the notes increased from 6% to 8%, and the conversion price was reduced from $0.80 to $0.44. These amendments were accounted for as an extinguishment and the notes were re-measured at fair value on June 1, 2021. This re-measurement resulted in a gain on extinguishment in the amount of $151,000 recognized in finance and interest income.

The components of the convertible notes subsequent to the amendments are as follows:

	December 31, 2022	December 31, 2021
Face value of the convertible notes	$909	$909
Transaction costs	(29)	(29)
Accretion	52	21
Convertible notes	$932	$901

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $29 thousand were recorded against the liability. The accretion expense for the year ended December 31, 2022 amounts to $31,000 (2021: $135,000).

During the year ended December 31, 2021, $600,000 of convertible notes were converted into 1,363,625 common shares at the option of the holders, resulting in an increase in additional paid-in capital of $535 thousand.

The interest on the convertible notes for the year ended December 31, 2022 amounts to $80 thousand (2021: $99 thousand) and is recorded in financing and interest expense.

On October 15, 2020, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $1.2 million principal amount of 8% convertible notes due October 15, 2024. The Notes will bear interest at a rate of 8% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.18 per Share. The Company intends to use the proceeds of the Offering for working capital purposes. In connection with the Offering, the Company paid to an agent a cash commission of approximately $85,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 482,000 common shares at a price of $0.18 per Share until October 15, 2022.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

11. Convertible Notes (Cont'd)

On October 23, 2020, the Company announced the closing of a second tranche of the Notes to certain investors in the United States of $557 thousand principal amount of 8% convertible notes due Oct 15, 2024. The Notes bear interest at a rate of 8% per annum, payable quarterly, and are convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.18 per Share. In connection with the Offering, the Company paid to an agent a cash commission of approximately $39,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 222,800 common shares at a price of $0.18 per Share until October 15, 2022.

Management has determined the value of the agents' warrants to be $44,000.

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $268 thousand were recorded against the liability. The accretion expense for the year ended December 31, 2022 amounts to $59 thousand (2021: $54 thousand). The warrants have been recorded as equity.

During the year ended December 31, 2021, $112,000 of convertible notes were converted into 622,222 common shares at the option of the holders, resulting in an increase in additional paid-in capital of $97 thousand.

The components of the convertible notes are as follows:

	December 31, 2022	December 31, 2021
Attributed value of net proceeds to convertible notes	$1,397	$1,397
Accretion	126	66
Convertible note	$1,523	$1,463

The interest on the convertible notes for the year ended December 31, 2021 amounts to $132,000 (2021: $137,000, out of which $1,000 was paid by issuance of 3,910 common shares). The interest is recorded in financing and interest expense.

12. Commitments and Contingencies

Commitments

The Company has initiated a project to expand the existing manufacturing facility. The Company has signed agreements in the amount of Euro 1,911 thousand (2,040 thousand) with three suppliers with respect to equipment for solvent film manufacturing. As at December 31, 2022 an amount of Euro 1,490 thousand (1,591 thousand) has been paid with respect to these agreements (note 6).

Contingencies

The government authorities have assessed the Company with respect to sales taxes claimed on certain expenses between 2017 and 2020, which the government is denying. The sales tax assessments amount to $314,000 (including interest and penalties of $33,000), which was paid to avoid further interest and penalties. The Company disagrees with the government's position and the sales tax assessments are under appeal. In the event the Company is unsuccessful in its appeal, sales taxes expenses would increase by $281,000 and net earnings would decrease by $281,000.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)
13. Capital Stock
	2022	2021

Authorized -

450,000,000 common shares of $0.00001 par value
20,000,000 preferred shares of $0.00001 par value

Issued -

174,646,196 (December 31, 2021: 154,571,289) common shares	$1	$1

On May 11, 2021, the shareholders approved a resolution to amend IntelGenx's Certificate of Incorporation to increase the total number of shares of common stock that IntelGenx is authorized to issue from 200,000,000 shares to 450,000,000 shares.

Atai Life Sciences

On May 11, 2021, the Company announced that a significant majority of its shareholders had approved the resolution approving the previously announced investment in IntelGenx by atai Life Sciences, pursuant to which atai acquired an approximate 25% interest in IntelGenx.

On May 14, 2021, the Company reported that the previously announced $12,346,300 investment in IntelGenx by atai Life Sciences had been completed. As a result of the investment, atai held 25% of the issued and outstanding common stock of IntelGenx.

Under the securities and purchase agreement, atai purchased Initial Units composed of 37,300,000 shares of common stock of the Company and 22,380,000 warrants for aggregate gross proceeds of $12,346,300. Each warrant will entitle atai to purchase one share at a price of $0.35 for a period of three years from closing of the initial investment.

The proceeds of the transaction are attributed to equity components based on the fair value of each component as follows:

	Gross proceeds	Transaction costs	Net proceeds
Common stock	$8,695	$297	$8,398
Warrants	3,651	125	3,526
	$12,346	$422	$11,924

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

13. Capital Stock (Cont'd)

The securities purchase agreement also provides atai with the right to subscribe (in cash, or in certain circumstances, atai equity) for up to 130,000,000 additional units for a period of three years from the closing of the initial investment. Each additional unit will be comprised of (i) one share of common stock and (ii) one half of one warrant. The price for the additional units will be (i) until the date which is 12 months following the closing, $0.331 (subject to certain exceptions), and (ii) following the date which is 12 months following the closing, the lower of (A) a 20% premium to the market price on the date of purchase, and (B) $0.50 if purchased in the second year following closing and $0.75 if purchased in third year following closing. Each additional warrant will entitle atai, for a period of three years from the date of issuance, to purchase one share at the lesser of either (i) a 20% premium to the price of the corresponding additional share, or (ii) the price per share under which shares of the Company are issued under convertible instruments that were outstanding on February 16, 2021, the date on which the parties entered into a non-binding letter of intent to enter into a definitive securities purchase agreement, provided that atai may not exercise additional warrants to purchase more than the lesser of 44,000,000 common shares of the Company, and the number of common shares issued by the Company under outstanding convertibles.

Stock options

During the years ended December 31, 2022 and 2021 there were no stock options exercised.

Stock-based compensation of $113 thousand and $107 thousand was recorded during the years ended December 31, 2022 and 2021 respectively. An amount of $101 thousand (2021 - $107 thousand) expensed relates to stock options granted to employees and an amount of $12 (2021- $Nil thousand) relates to stock options granted to a consultant during the year ended December 31, 2021. As at December 31, 2022 the Company has $39 thousand (2021 - $146 thousand) of unrecognized stock-based compensation, of which $12 thousand (2021 - $24) relates to options granted to consultants.

14. Additional Paid-In Capital

Stock Options

The fair value of options granted to employees has been estimated according to the Black-Scholes valuation model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2022	2021
Exercise price	0.16	0.35
Expected volatility	84%	81%
Expected life	5.63 years	5.63 years
Risk-free interest rate	3.47%	0.83%
Dividend yield	Nil	Nil

The weighted average fair value of the options granted to employees during the year ended December 31, 2022 is $0.11 (2021 - $0.23).

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

14. Additional Paid-In Capital (Cont'd)

On December 22, 2021, the Company granted 100,000 options to purchase common stock to a consultant. The options have an exercise price of $0.35. The options granted vest over 2 years at a rate of 25% every six months and expire 10 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $24 thousand.

2021
Exercise price	0.35
Expected volatility	83%
Expected life	5.63 years
Risk-free interest rate	1.23%
Dividend yield	Nil

Information with respect to employees' stock option activity for 2021 and 2022 is as follows:

	Number of options	Weighted average exercise price $

Outstanding - January 1, 2021	4,629,818	0.56

Granted	275,000	0.35
Expired	(387,500)	(0.49)
Forfeited	(105,000)	(0.27)

Outstanding - December 31, 2021	4,412,318	0.56

Granted	150,000	0.16
Expired	(266,250)	(0.62)
Forfeited	(58,750)	(0.32)

Outstanding - December 31, 2022	4,237,318	0.54

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

14. Additional Paid-In Capital (Cont'd)

Information with respect to consultant's stock option activity for 2021 and 2022 is as follows:

	Number of options	Weighted average exercise price $

Outstanding - January 1, 2021	550,000	0.72

Granted	100,000	0.35
Expired	(550,000)	(0.72)

Outstanding - December 31, 2021 and December 31, 2022	100,000	0.35

Details of stock options outstanding as at December 31, 2022 are as follows:

	Outstanding options				Exercisable options

Exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Aggregate intrinsic value $	Number of options	Weighted average exercise price $	Aggregate intrinsic value $

0.12	125,000	0.28	0.00		-	-
0.27	1,322,500	2.41	0.08		1,295,000	0.09
0.34	25,000	0.05	0.00		6,250	0.00
0.35	100,000	0.21	0.01		50,000	0.00
0.44	100,000	0.21	0.01		50,000	0.01
0.58	600,000	0.35	0.08		600,000	0.09
0.66	125,000	0.15	0.02		150,000	0.02
0.69	100,000	0.14	0.02		100,000	0.02
0.73	475,000	0.41	0.08		475,000	0.09
0.76	805,000	0.98	0.14		805,000	0.15
0.77	359,818	0.39	0.06		359,818	0.07
0.89	200,000	0.19	0.04		200,000	0.04
	4,337,318	5.77	0.54	10,000	4,166,068	0.58	-

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

14. Additional Paid-In Capital (Cont'd)

Stock-based compensation expense recognized in 2022 with regards to the stock options was $113 thousand (2021: $107 thousand). As at December 31, 2022 the Company has $39 thousand (2021 - $146 thousand) of unrecognized stock-based compensation, of which $12 thousand (2021 - $24) relates to options granted to consultants. The amount of $39 thousand will be recognized as an expense over a period of two years. A change in control of the Company due to acquisition would cause the vesting of the stock options granted to employees and consultants to accelerate and would result in $39 thousand being charged to stock-based compensation expense.

Warrants

Information with respect to warrant activity for 2021 and 2022 is as follows:

	Number of warrants (All Exercisable)	Weighted average exercise price $

Outstanding - January 1, 2021	31,068,387	0.71
Granted	22,993,000	0.35
Expired	(12,904,397)	(0.95)
Outstanding - December 31, 2021	41,156,990	0.20
Expired	(704,800)	(0.18)
Outstanding - December 31, 2022	40,452,190	0.20

Deferred Share Units ("DSUs")

Under the DSU Plan, the Board may grant Deferred Share Units ("DSUs") to the participating directors at its discretion and, in addition, each participating director may elect to receive all or a portion of his or her annual cash stipend in the form of DSUs. To the extent DSUs are granted, the amount of compensation that is deferred is converted into a number of DSUs, as determined by the market price of our Common Stock on the effective date of the election. These DSUs are converted back into a cash amount at the expiration of the deferral period based on the market price of our Common Stock on the expiration date and paid to the director in cash in accordance with the payout terms of the DSU Plan. As the DSUs are on a cash-only basis, no shares of Common Stock will be reserved or issued in connection with the DSUs. During the year ended December 31, 2022, 543,478 DSUs have been granted under the DSU Plan (2021 - 390,625), accordingly, an amount of $197 thousand has been recognized in general and administrative expenses (2021 - $219 thousand).

During the year ended December 31, 2022, 298,640 DSUs were converted back into a cash amount of CAD $64 thousand (49 thousand) and paid to the director.

Performance and Restricted Share Units ("PRSUs")

As at December 31, 2022, 53,846 rewards have been issued under the PRSU Plan. No rewards were granted under the PRSU Plan in 2021 and 2022.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

15. Income Taxes

Income taxes reported differ from the amount computed by applying the statutory rates to net income (losses). The reasons are as follows:

	2022	2021
Statutory income taxes	$(3,062)	$(2,115)
Net operating losses for which no tax benefits have been recorded	1,785	1,040
Deficiency of depreciation over capital cost allowance	(52)	(32)
Non-deductible expenses	918	839
Undeducted research and development expenses	455	383
Investment tax credit	(44)	(115)
	$-	$-

The major components of the deferred tax assets classified by the source of temporary differences are as follows:

	2022	2021
Leasehold improvements and equipment	$184	$225
Net operating losses carryforward	12,789	11,017
Undeducted research and development expenses	4,122	3,868
Non-refundable tax credits carryforward	2,780	2,729
	19,875	17,839
Valuation allowance	(19,875)	(17,839)
	$-	$-

As at December 31, 2022, management determined that enough uncertainty existed relative to the realization of deferred income tax asset balances to warrant the application of a full valuation allowance. Management continues to believe that enough uncertainty exists relative to the realization of the remaining deferred income tax asset balances such that no recognition of deferred income tax assets is warranted.

There were Canadian and provincial net operating losses of approximately $45,041 thousand (2021: $39,823 thousand) and $52,004 thousand (2021: $43,482 thousand) respectively, that may be applied against earnings of future years. Utilization of the net operating losses is subject to significant limitations imposed by the change in control provisions. Canadian and provincial losses will be expiring between 2026 and 2042. A portion of the net operating losses may expire before they can be utilized.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

15. Income Taxes (Cont'd)

As at December 31, 2022, the Company had non-refundable tax credits of $3,004 thousand (2021: $2,912 thousand) of which $8 thousand is expiring in 2026, $10 thousand is expiring in 2027, $166 thousand is expiring in 2028, $146 thousand is expiring in 2029, $124 thousand is expiring in 2030, $132 thousand is expiring in 2031, $166 thousand is expiring in 2032, $110 thousand is expiring in 2033, $84 thousand expiring in 2034, $98 thousand is expiring in 2035, $136 thousand expiring in 2036, $259 thousand is expiring in 2037, $558 thousand expiring in 2038, $338 thousand expiring in 2039, $220 thousand expiring in 2040, $225 thousand expiring in 2041, and $224 expiring in 2042 and undeducted research and development expenses of $17,031 thousand (2021: $16,566 thousand) with no expiration date.

The deferred tax benefit of these items was not recognized in the accounts as it has been fully provided for.

Unrecognized Tax Benefits

The Company does not have any unrecognized tax benefits.

Tax Years and Examination

The Company files tax returns in each jurisdiction in which it is registered to do business. For each jurisdiction a statute of limitations period exists. After a statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, the Company is no longer eligible to file claims for refund for any tax that it may have overpaid. The following table summarizes the Company's major tax jurisdictions and the tax years that remain subject to examination by these jurisdictions as of December 31, 2021:

Tax Jurisdictions	Tax Years
Federal - Canada	2017 and onward
Provincial - Quebec	2017 and onward
Federal - USA	2017 onward

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

16. Revenues

The following table presents our revenues disaggregated by revenue source. Sales and usage-based taxes are excluded from revenues:

	December 31, 2022	December 31, 2021

Research and development agreements	$824	$699
Product revenue	78	267
Sales milestone revenue	-	320
Royalties on product sales	48	-
Licensing agreements	-	249
	$950	$1,535

The following table presents our revenues disaggregated by timing of recognition:

	December 31, 2022	December 31, 2021

Product and services transferred at point in time	$271	$836
Products and services transferred over time	679	699
	$950	$1,535

The following table presents our revenues disaggregated by geography, based on the billing addresses of our customers:

	December 31, 2022	December 31, 2021
Europe	$701	$1,023
Canada	104	263
United States	145	249
	$950	$1,535

Remaining performance obligations

As at December 31, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligation is $1,453 representing research and development agreements. The Company is also eligible to receive up to $2,553 in research and development milestone payments, approximately 100% of which is expected to be recognized in the next three years; up to $433 in commercial sales milestone payments which are wholly dependent on the marketing efforts of our development partners. In addition, the Company is entitled to receive royalties on potential sales.

The Company applies the practical expedient in paragraph 606-10-50-14 and does not disclose information about the remaining performance obligations that have original expected durations of one year or less.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

17. Statement of Cash Flows Information

In US$thousands	2022	2021

Additional Cash Flow Information:

Interest paid	$396	$807

18. Leases

Operating leases

Substantially all our operating lease right-of-use assets and operating lease liability represents leases for office space and property to conduct our business.

The operating lease expense for the year ended December 31, 2022 included in general and administrative expenses is $269 thousand (2021: $200 thousand). The cash outflows from operating leases for the year ended December 31, 2022 was $267 thousand (2021: $194 thousand).

The weighted average remaining lease term and the weighted average discount rate for operating leases at December 31, 2022 were 3.2 years and 10%, respectively.

The following table reconciles the undiscounted cash flows for the operating leases as at December 31, 2022 to the operating lease liabilities recorded on the balance sheet:

Operating Leases

2023	259
2024	267
2025	267
2026	44
Total undiscounted lease payments	837
Less: Interest	176
Present value of lease liabilities	$661

Current portion of operating lease liability	$236
Operating lease liability	$425

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

18. Leases (Cont'd)

Finance leases

Substantially all our finance lease right-of-use assets and finance lease liability represents leases for laboratory equipment to conduct our business.

The cash outflows from finance leases for the year ended December 31, 2022 was $35 thousand (2021: $29 thousand).

The weighted average remaining lease term and the weighted average discount rate for finance leases at December 31, 2022 were 2 years and 6.35%, respectively.

The following table reconciles the undiscounted cash flows for the finance leases as at December 31, 2022 to the finance lease liabilities recorded on the balance sheet:

Finance Leases

2023	$40
2024	38
2025	6
Total undiscounted lease payments	84
Less: Interest	6
Present value of lease liabilities	$78

Current portion of operating lease liability	$36
Operating lease liability	$42

19. Related Party Transactions

Included in management salaries are $12 thousand (2021 - $13 thousand) for options granted to the Chief Executive Officer, $12 thousand (2021 - $13 thousand) for options granted to the President and Chief Financial Officer, $6 thousand (2021 - $7) for options granted to the Vice-President, Research and Development, $6 thousand (2021 - $7) for options granted to the Vice-President, Business and Corporate Development, $3 thousand (2021 - $12) for options granted to the Vice-President, Operations, and $17 (2021 - $18) for options granted to the Vice-President Intellectual Property and Legal Affairs under the 2016 Stock Option Plans.

Included in general and administrative expenses are director fees of $229 thousand (2021: $236 thousand).

The above related party transactions have been measured at the exchange amount which is the amount of the consideration established and agreed upon by the related parties.

IntelGenx Technologies Corp.
Notes to Consolidated Financial Statements December 31, 2022 and 2021 (Expressed in U.S. Funds)

20. Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share is calculated based on the weighted average number of shares outstanding during the year.  Common equivalent shares from stock options, warrants and convertible debentures are also included in the diluted per share calculations unless the effect of the inclusion would be antidilutive.

21. Subsequent Events

On January 9, 2023, the Company announced that it has received a fourth and final term loan for $3 million pursuant to its amended and restated secured loan agreement with atai.

On March 21, 2023, the Company announced the closing of an offering by way of a private placement (the "Offering") to certain investors in the United States of convertible notes due March 1, 2027 (the "Notes") for aggregate gross proceeds of approximately $760,000. The Notes will bear interest at a rate of 10% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning six months after their issuance at a price of $0.20 per share. The Company intends to use the proceeds of the Offering to finance the Company's Rizaport and Buprenorphine programs as well as for working capital. In connection with the Offering, the Company paid a cash commission of approximately $53,000 in the aggregate and issued non-transferable agent warrants, entitling the agent to purchase 304,000 shares at a price of $0.20 per share until March 21, 2025.

IntelGenx Technologies Corp.

Consolidated Interim Financial Statements

September 30, 2023

(Expressed in U.S. Funds)

(Unaudited)

IntelGenx Technologies Corp.

Consolidated Balance Sheet

(Expressed in Thousands of U.S. Dollars ($000's) Except Share and Per Share Data)

(Unaudited)

	September 30, 2023	December 31, 2022

Assets

Current

Cash	$1,904	$1,210
Short-term investments	173	1,317
Accounts receivable	606	709
Prepaid expenses	282	137
Investment tax credits receivable	91	159
Security deposits	74	194
Inventory (note 4)	81	62

Total current assets	3,211	3,788

Leasehold improvements and equipment, net (note 5)	3,976	4,425

Security deposits	245	245

Operating lease right-of-use-asset	681	732

Total assets	$8,113	$9,190

Liabilities

Current

Accounts payable and accrued liabilities	3,193	2,102
Current portion of operating lease liability (note 12)	243	236
Current portion of finance lease liability (note 12)	89	36
Deferred revenue	291	-
Total current liabilities	3,816	2,374

Long-term debt (note 7)	8,500	5,500

Convertible notes (note 8)	6,371	4,272

Operating lease liability (note 12)	275	425

Finance lease liability (note 12)	57	42

Total liabilities	19,019	12,613

Contingencies (note 15)

Shareholders' deficit

Capital stock, common shares, $0.00001 par value; 450,000,000 shares authorized; 174,658,096 shares issued and outstanding (2022: 174,646,196 common shares) (note 9)	1	1

Additional paid-in capital (note 10)	68,337	67,340

Accumulated deficit	(77,077)	(68,530)

Accumulated other comprehensive loss	(2,167)	(2,234)

Total shareholders' deficit	(10,906)	(3,423)

	$8,113	$9,190

See accompanying notes

Approved on Behalf of the Board:

/s Bernd J. Melchers Director	/s/ Horst G. Zerbe Director

IntelGenx Technologies Corp.

Consolidated Statement of Shareholders' Equity

For the Period Ended September 30, 2023

(Expressed in Thousands of U.S. Dollars ($000's) Except Share and Per Share Data)

(Unaudited)

					Accumulated
			Additional		Other	Total
	Capital Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Number	Amount	Capital	Deficit	Loss	Deficit

Balance - December 31, 2022	174,646,196	$1	$67,340	$(68,530)	$(2,234)	$(3,423)

Other comprehensive income	-	-	-	-	67	67

Issuance of warrants to atai Life Sciences (net of transaction costs of $82) (note 8)	-	-	693	-	-	693

Stock options exercised (note 10)	11,900	-	2	-	-	2

Agents' warrants issued (note 8)	-	-	19	-	-	19

Stock-based compensation (note 10)	-	-	283	-	-	283

Net loss for the period	-	-	-	(8,547)	-	(8,547)

Balance - September 30, 2023	174,658,096	$1	$68,337	$(77,077)	$(2,167)	$(10,906)

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Comprehensive Loss

(Expressed in Thousands of U.S. Dollars ($000's) Except Share and Per Share Data)

(Unaudited)

	For the Three-Month Period		For the Nine-Month Period
	Ended September 30,		Ended September 30,
	2023	2022	2023	2022

Revenues (note 11)	$318	$142	$613	$777

Total revenues	318	142	613	777

Expenses
Research and development expense	867	704	2,503	2,289
Manufacturing expenses	283	429	1,192	1,381
Selling, general and administrative expense	1,338	1,204	3,851	3,405
Depreciation of tangible assets	200	196	587	587

Total expenses	2,688	2,533	8,133	7,662

Operating loss	(2,370)	(2,391)	(7,520)	(6,885)

Finance and interest income	1	1	28	2

Financing and interest expense	(390)	(286)	(1,055)	(1,063)

Net financing and interest expense	(389)	(285)	(1,027)	(1,061)

Net loss	(2,759)	(2,676)	(8,547)	(7,946)

Other comprehensive income (loss)

Foreign currency translation	213	27	36	55

Change in fair value	(1)	(326)	31	(1,348)

	212	(299)	67	(1,293)

Comprehensive loss	$(2,547)	$(2,975)	$(8,480)	$(9,239)

Basic and diluted weighted average number of shares outstanding	174,658,096	174,621,253	174,653,388	161,446,007

Basic and diluted loss per common share (note 14)	$(0.01)	$(0.02)	$(0.05)	$(0.06)

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Cash Flows

(Expressed in thousands of U.S. Dollars ($000's) Except Share and Per Share Data)

(Unaudited)

	For the Three-Month Period		For the Nine-Month Period
	Ended September 30,		Ended September 30,
	2023	2022	2023	2022

Funds (used) provided -

Operating activities
Net loss	$(2,759)	$(2,676)	$(8,547)	$(7,946)
Depreciation of tangible assets	200	196	587	587
Stock-based compensation	103	31	283	94
Accretion expense	65	43	169	226
DSU expense	(103)	(58)	57	(143)
Interest paid by issuance of common shares	-	171	-	171
Lease non-cash expense	-	1	1	2
	(2,494)	(2,292)	(7,450)	(7,009)
Changes in non-cash items related to operations:
Accounts receivable	92	(1)	103	91
Prepaid expenses	(57)	8	(145)	(7)
Investment tax credits receivable	116	132	68	343
Inventory	2	8	(19)	(18)
Security deposits	120	-	120	(9)
Accounts payable and accrued liabilities	504	66	1,033	(165)
Deferred revenues	291	-	291	(189)
Net change in non-cash items related to operations	1,068	213	1,451	46
Net cash used in operating activities	(1,426)	(2,079)	(5,999)	(6,963)

Financing activities
Issuance of loan	-	-	3,000	3,000
Finance lease payments	(16)	(7)	(36)	(25)
Proceeds from atai private placement	2,220	-	2,220	-
Transactions costs of atai private placement	(234)	-	(234)	-
Proceeds from exercise of stock options	-	-	2	-
Net proceeds from convertible notes	-	-	697	-
Transaction costs of convertible notes	-	-	(40)	-
Net cash provided by (used in) financing activities	1,970	(7)	5,609	2,975

Investing activities
Additions to leasehold improvements and equipment	(20)	(141)	(117)	(247)
Redemption of short-term investments	600	1,500	1,175	7,219
Acquisition of short-term investments	-	-	-	(5,739)
Net cash provided by investing activities	580	1,359	1,058	1,233

Increase (decrease) in cash	1,124	(727)	668	(2,755)

Effect of foreign exchange on cash	302	250	26	308

Cash

Beginning of period	478	1,975	1,210	3,945

End of period	$1,904	$1,498	$1,904	$1,498

See accompanying notes

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal and recurring nature.

These financial statements should be read in conjunction with the audited consolidated financial statements at December 31, 2022. Operating results for the nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. IntelGenx Technologies Corp. (and collectively with IntelGenx Corp., our wholly-owned Canadian subsidiary, "IntelGenx" or the "Company") prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("USA"). This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

The consolidated financial statements include the accounts of IntelGenx Technologies Corp. and IntelGenx Corp. On consolidation, all inter-entity transactions and balances have been eliminated.

The financial statements are expressed in U.S. funds.

Management has performed an evaluation of the Company's activities through the date and time these financial statements were issued and concluded that there are no additional significant events requiring recognition or disclosure.

2. Going Concern

The Company has financed its operations to date primarily through public offerings of its common stock, proceeds from issuance of convertible notes and debentures, bank loans, royalty, up-front and milestone payments, license fees, proceeds from exercise of warrants and options, and research and development revenues. The Company has devoted substantially all of its resources to its drug development efforts, conducting clinical trials to further advance the product pipeline, the expansion of its facilities, protecting its intellectual property and general and administrative functions relating to these operations. The future success of the Company is dependent on its ability to develop its product pipeline and ultimately upon its ability to attain profitable operations. As of September 30, 2023, the Company had cash and short-term investments totaling approximately $2,077. The Company does not have sufficient existing cash and short-term investments to support operations for the next year following the issuance of these financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to alleviate these conditions include pursuing one or more of the following steps to raise additional funding, none of which can be guaranteed or are entirely within the Company's control:

  Raise funding through the possible sale of the Company's common stock, including public or private equity financings.

2. Going Concern (Cont'd)

  Raise funding through debt financing.

  Continue to seek partners to advance product pipeline.

  Expand oral film manufacturing activities.

  Initiate contract oral film manufacturing activities.

If the Company is unable to raise further capital when needed or on attractive terms, or if it is unable to procure partnership arrangements to advance its programs, the Company would be forced to potentially delay, reduce or eliminate some of its research and development programs and commercial activities.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

3. Significant Accounting Policies

Revenue Recognition

The Company may enter into licensing and collaboration agreements for product development, licensing, supply and manufacturing for its product pipeline. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from collaborations. These contracts are analyzed to identify all performance obligations forming part of these contracts. The transaction price of the contract is then determined. The transaction price is allocated between all performance obligations on a residual standalone selling price basis. The stand-alone selling price is estimated based on the comparable market prices, expected cost plus margin and the Company's historical experience.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of principal activities - separated by nature - from which the Company generates its revenue.

Product revenue

The Company recognizes revenue from the sale of its products when the following conditions are met: delivery has occurred; the price is fixed or determinable; the collectability is reasonably assured and persuasive evidence of an arrangement exists.

3. Significant Accounting Policies (Cont'd)

Research and Development Revenue

Revenues with corporate collaborators are recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement.

Licensing and Collaboration Arrangements

Licenses are considered to be right-to-use licenses. As such, the Company recognizes the licenses revenues at a point in time, upon granting the licenses.

Milestone payments are considered variable consideration. As such, the Company estimates variable consideration at the most likely amount to which we expect to be entitled. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, research and other revenues in the period during which the adjustment is recognized. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is significant risk that the Company may not earn all of the milestone payments for each of its contracts.

Royalties are typically calculated as a percentage of net sales realized by the Company's licensees of its products (including their sub-licensees), as specifically defined in each agreement. The licensees' sales generally consist of revenues from product sales of the Company's product pipeline and net sales are determined by deducting the following: estimates for chargebacks, rebates, sales incentives and allowances, returns and losses and other customary deductions in each region where the Company has licensees. Revenues arising from royalties are considered variable consideration. As such, the Company estimates variable consideration at the most likely amount to which we expect to be entitled. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Provisions for depreciation are based on their estimated useful lives using the methods as follows:

On the declining balance method -

Laboratory and office equipment	20%
Computer equipment	30%

On the straight-line method -
Leasehold improvements	over the lease term
Manufacturing equipment	5 - 10 years

3. Significant Accounting Policies (Cont'd)

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for repair and maintenance are expensed as incurred.

Leases

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria.

Substantially all of the Company's operating leases are comprised of office space and property leases. The finance leases are comprised of laboratory equipment leases.

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. The lease liability is initially measured as the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's secured incremental borrowing rate for the same term as the underlying lease.

Lease payments included in the measurement of the lease liability comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease modifications result in remeasurement of the lease liability.

Lease expense for operating leases consists of the lease payments plus any initial direct costs, primarily brokerage commissions, and is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-tern leases that have a term of 12 months or less. The effect of short-term leases on our right-of-use asset and lease liability was not material.

4. Inventory

Inventory as at September 30, 2023 consisted of raw materials in the amount of $81 thousand (2022: $62 thousand).

5. Leasehold Improvements and Equipment

			September 30, 2023	December 31, 2022
		Accumulated	Net Carrying	Net Carrying
	Cost	Depreciation	Amount	Amount

Manufacturing equipment	$4,606	$1,917	$2,689	$2,894
Laboratory and office equipment	1,585	1,191	394	419
Computer equipment	155	124	31	34
Leasehold improvements	3,312	2,450	862	1,078
	$9,658	$5,682	$3,976	$4,425

As at September 30, 2023, no depreciation has been recorded on manufacturing equipment in the amount of $1,718 thousand (2022 - $1,715 thousand) as this equipment is not yet in use.

6. Bank Indebtedness

The Company's credit facility is subject to review annually and consists of corporate credits cards of up to CAD$50 thousand ($37 thousand) and $30 thousand, and foreign exchange contracts limited to CAD$425 thousand ($314 thousand).

7. Loan Payable

atai Life Sciences ("atai") has granted to the Company a secured loan in the amount of $8,500,000, bearing interest at 8%. The loan is guaranteed by the Company and secured by all present and future movable property, rights and assets of the Company, excluding any intellectual property or technology controlled or owned by the Company.

On August 31, 2023, the Company entered into an amending agreement (the "Amending Agreement") in respect of the amended and restated loan agreement dated as of September 14, 2021 (the "Loan Agreement") between the Company, as borrower, and atai, as lender pursuant to which, among other things, the maturity date of the Loan Agreement was extended from January 5, 2024 to January 5, 2025, and the Company granted additional security to atai over any non-licensed intellectual property of the Company (the "Loan Amendment"). The transaction is accounted for as a modification. The impact of the modification on the financial statements was insignificant.

7. Loan Payable (Cont'd)

On September 30, 2023, the Company and atai also agreed, subject to obtaining TSX and Shareholder approvals, to enter into a second amendment to the Loan Agreement (the "Second Amendment") to provide, among other things, for the ability for atai to convert the principal and accrued interest outstanding under the Loan Agreement into Shares.

The interest for the nine-month period ended September 30, 2023 amounts to $501,000 (2022: $311,000) and is recorded in financing and interest expense.

The components of the Company's debt are as follows:

	September 30, 2023 $	December 31, 2022 $

Loan payable to atai	8,500	5,500
Total debt	8,500	5,500

Less: current portion	-	-

Total long-term debt	8,500	5,500

8. Convertible Notes

On August 31, 2023 the Company announced the closing of the first tranche of a non-brokered private placement (the "Offering") of units ("Units") from atai for aggregate gross proceeds of approximately US$3 million, including US$750,000 to be received by the Company pursuant to the Subsequent atai Subscription (as defined below) once the Shareholder Approvals (as defined below) have been obtained.

Pursuant to the Offering, (i) United States subscribers can subscribe for Units (the "US Units") at a price of US$1,000 per US Unit, each US Unit being comprised of a US$1,000 principal amount convertible promissory note (the "US Notes") and 5,405 common stock purchase warrants (the "US Warrants").

The US Notes are convertible into shares of common stock of the Company (the "Shares") at the option of the holder at a price of US$0.185 (the "US Conversion Price"), at anytime from the date that is six (6) months following their issuance up to and including August 31, 2026, and bear interest at 12% per annum, payable quarterly, in arrears, with first payment due September 30, 2023 and every 3 months thereafter. The US Warrants entitle the holders thereof to purchase Shares at a price of US$0.26 per Share, for a period of 3 years following their issuance.

atai, a significant shareholder and partner of the Company, subscribed for 2,220 US Units for aggregate gross proceeds to the Company of US$2,220,000 (the "Initial atai Proceeds"). In addition, atai committed to subscribe for an additional 750 US Units for additional aggregate proceeds to the Company of US$750,000 (collectively with the Initial atai Proceeds, the "atai Proceeds") on the same terms (the "Subsequent atai Subscription"), subject to the Company obtaining the Shareholder Approvals.

8. Convertible Notes (Cont'd)

On September 30, 2023, the Company and atai agreed, subject to obtaining TSX approval and the Shareholder Approvals, to enter into an amendment (the "Subscription Agreement Amendment") to the subscription agreement entered into by and between the Company and atai in connection with the Offering to provide atai with the right (the "Call Option") to purchase up to an additional 7,401 US Units (the "Call Option Units") at any time prior to August 31, 2026. The Call Option Units, to the extent atai exercises the Call Option in whole or in part, will be issued on the same terms as the US Units, including with respect to the US Conversion Price, maturity date, interest rate and the number of warrants issued in connection therewith. The Subscription Agreement Amendment will provide that the issuance of any Call Option Units will result in a corresponding reduction in atai's remaining purchase right pursuant to the amended and restated securities purchase agreement dated May 14, 2021, which such right to be reduced by the number of Shares issuable upon the conversion of the principal amount outstanding under such issued Call Option Units.

IntelGenx intends to use the proceeds of the Offering to fund the Company's wholly-owned Canadian subsidiary, continuing formulation and development efforts related to ongoing collaborations between IGXT and atai as well as working capital and expenses related to the Offering.

The proceeds of the Units are attributed to liability and equity components based on the fair value of each component as follows:

	Gross proceeds	Transaction costs	Net proceeds
Convertible notes	$1,445	$152	$1,293
Warrants	775	82	693
	$2,200	$234	$1,986

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $152 thousand were recorded against the liability. The accretion expense for the nine-month period ended September 30, 2023 amounts to $9,000 (2022: $Nil). The warrants have been recorded as equity.

The components of the convertible notes are as follows:

September 30, 2023

Attributed value of net proceeds to convertible notes	$1,293
Accretion	9
Convertible notes	$1,302

The interest on the convertible notes for the nine-month period ended September 30, 2023 amounts to $22 thousand (2022: $Nil) and is recorded in financing and interest expense.

The proceeds of the Units are attributed to liability and equity components based on the fair value of each component. Management has determined the value attributed to the warrants to be issued upon shareholder approval is $693, resulting in an increase in additional paid-in-capital of $693.

8. Convertible Notes (Cont'd)

On March 21, 2023, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $763 thousand principal amount of 10% convertible notes due March 1, 2027. The Notes will bear interest at a rate of 10% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.20 per Share. The Company intends to use the proceeds of the Offering to finance the Company's Rizaport and Buprenorphine programs as well as for working capital. In connection with the Offering, the Company paid to an agent a cash commission of approximately $53,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 304,000 common shares at a price of $0.20 per Share until March 21, 2025.

Management has determined the value of the agents' warrants to be $19,000.

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $126 thousand were recorded against the liability. The accretion expense for the nine-month period ended September 30, 2023 amounts to $13,000 (2022: $Nil). The warrants have been recorded as equity.

The components of the convertible notes are as follows:

September 30, 2023

Face value of the convertible notes	$763
Transaction costs	(126)
Accretion	13
Convertible notes	$650

The interest on the convertible notes for the nine-month period ended September 30, 2023 amounts to $40,000 (2022: $Nil) and is recorded in financing and interest expense.

On August 5, 2021, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $2.1 million principal amount of 8% convertible notes due July 31, 2025. The Notes will bear interest at a rate of 8% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.40 per Share. The Company intends to use the proceeds of the Offering for the Montelukast clinical program. In connection with the Offering, the Company paid to an agent a cash commission of approximately $199,525 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 613,000 common shares at a price of $0.40 per Share until August 4, 2023. On May 8, 2023, the expiry date of these warrants was extended by an additional 12 months to August 4, 2024. The impact of the modification on the financial statements was insignificant.

Management has determined the value of the agents' warrants to be $164,000.

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $403 thousand were recorded against the liability. The accretion expense for the nine-month period September 30, 2023 amounts to $72,000 (2022: $63,000). The warrants have been recorded as equity.

8. Convertible Notes (Cont'd)

The components of the convertible notes are as follows:

	September 30, 2023	December 31, 2022

Face value of the convertible notes	$2,101	$2,101
Transaction costs	(403)	(403)
Accretion	191	119
Convertible notes	$1,889	$1,817

The interest on the convertible notes for the nine-month period ended September 30, 2023 amounts to $126,000 (2022: $126,000) and is recorded in financing and interest expense.

On May 8, 2018, the Company closed its previously announced offering by way of private placement (the "Offering"). In connection with the Offering, the Company issued 320 units (the "Units") at a subscription price of $10,000 per Unit for gross proceeds of $3,200,000. A related party of the Company participated in the Offering and subscribed for an aggregate of two Units.

Each Unit is comprised of (i) 7,940 common shares of the Corporation ("Common Shares"), (ii) a $5,000 convertible 6% note (a "Note"), and (iii) 7,690 warrants to purchase common shares of the Corporation ("Warrants"). Each Note bears interest at a rate of 6% (payable quarterly, in arrears, with the first payment being due on September 1, 2018), matured on June 1, 2021 and is convertible into Common Shares at a conversion price of $0.80 per Common Share. Each Warrant entitled its holder to purchase one Common Share at a price of $0.80 per Common Share until June 1, 2021.

In connection with the Offering, the Company paid to the Agents a cash commission of approximately $157,800 in the aggregate and issued non-transferable agents' warrants to the Agents, entitling the Agents to purchase 243,275 common shares at a price of $0.80 per share until June 1, 2021. Management has determined the value of the agents' warrants to be $50,000.

The proceeds of the Units are attributed to liability and equity components based on the fair value of each component as follows:

	Gross proceeds	Transaction costs	Net proceeds
Common stock	$1,627	$167	$1,460
Convertible notes	1,086	111	975
Warrants	487	50	437
	$3,200	$328	$2,872

On May 19, 2021, the noteholders approved the amendment of the terms of the convertible notes. The maturity date of the convertible notes was extended from June 1, 2021 to October 31, 2024, the interest rate of the notes increased from 6% to 8%, and the conversion price was reduced from $0.80 to $0.44. These amendments were accounted for as an extinguishment and the notes were re-measured at fair value on June 1, 2021. This re-measurement resulted in a gain on extinguishment in the amount of $151,000 recognized in finance and interest income.

8. Convertible Notes (Cont'd)

The components of the convertible notes subsequent to the amendments are as follows:

	September 30, 2023	December 31, 2022

Face value of the convertible notes	$909	$909
Transaction costs	(29)	(29)
Accretion	78	52
Convertible notes	$958	$932

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $29 thousand were recorded against the liability. The accretion expense for the nine-month period ended September 30, 2023 amounts to $26,000 (2022: $23,000).

The interest on the convertible notes for the nine-month period ended September 30, 2023 amounts to $60,000 and is recorded in financing and interest expense (2022: $60,000).

On October 15, 2020, the Company announced the closing of an offering by way of private placement to certain investors in the United States of $1.2 million principal amount of 8% convertible notes due October 15, 2024. The Notes will bear interest at a rate of 8% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.18 per Share. The Company intends to use the proceeds of the Offering for working capital purposes. In connection with the Offering, the Company paid to an agent a cash commission of approximately $85,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 482,000 common shares at a price of $0.18 per Share until October 15, 2022.

On October 23, 2020, the Company announced the closing of a second tranche of the Notes to certain investors in the United States of $557 thousand principal amount of 8% convertible notes due October 15, 2024. The Notes will bear interest at a rate of 8% per annum, payable quarterly, and will be convertible into shares of common stock of the Company beginning 6 months after their issuance at a price of $0.18 per Share. In connection with the Offering, the Company paid to an agent a cash commission of approximately $39,000 in the aggregate and issued non-transferable warrants to the agent, entitling the holder to purchase 222,800 common shares at a price of $0.18 per Share until October 15, 2022.

Management has determined the value of the agents' warrants to be $44,000.

The convertible notes have been recorded as a liability. Total transactions costs in the amount of $268 thousand were recorded against the liability. The accretion expense for the nine-month period ended September 30, 2023 amounts to $49,000 (2022: $44,000). The warrants have been recorded as equity.

8. Convertible Notes (Cont'd)

The components of the convertible notes are as follows:

	September 30, 2023	December 31, 2022

Attributed value of net proceeds to convertible notes	$1,397	$1,397
Accretion	175	126
Convertible note	1,572	$1,523

The interest on the convertible notes for the nine-month period ended September 30, 2023 amounts to $99,000 (2022: $99,000) and is recorded in financing and interest expense.

9. Capital Stock

	September 30, 2023	December 31, 2022
Authorized -
450,000,000 common shares of $0.00001 par value
20,000,000 preferred shares of $0.00001 par value
Issued -
174,658,096 (December 31, 2022 -174,646,196) common shares	$1	$1

10. Additional Paid-In Capital

Stock options

On September 26, 2023, 60,000 options to purchase common stock were granted to an employee under the 2022 Stock Option Plan. The options have an exercise price of $0.14. The options granted vest over a period of 2 years at a rate of 25% every six months and expire 10 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $6 thousand.

On April 13, 2023, 4,750,000 options to purchase common stock were granted to an Officer under the 2022 Stock Option Plan. The options have an exercise price of $0.17. The options granted vest over a period of 2 years at a rate of 20% every 6 months starting July 1, 2023 and expire 10 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $589 thousand.

On April 4, 2023, 1,000,000 options to purchase common stock were granted to an Officer under the 2022 Stock Option Plan. The options have an exercise price of $0.19. 50% of the options granted vest in 12 months from the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $62 thousand. The remaining 50% of the options vest upon the achievement of a specific performance target. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $64 thousand. The options expire 10 years after the grant date.

10. Additional Paid-In Capital (Cont'd)

On April 4, 2023, 100,000 options to purchase common stock were granted to an Officer under the 2022 Stock Option Plan. The options have an exercise price of $0.19. 50% of the options granted vest over a period of 2 years at a rate of 25% every six months. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $6 thousand. The remaining 50% of the options vest upon the achievement of a specific performance target. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $12 thousand. The options expire 10 years after the grant date.

On April 4, 2023, 50,000 options to purchase common stock were granted to an Officer under the 2022 Stock Option Plan. The options have an exercise price of $0.19. The options granted vest over a period of 2 years at a rate of 25% every six months and expire 10 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $6 thousand.

On April 4, 2023, 275,000 options to purchase common stock were granted to employees under the 2022 Stock Option Plan. The options have an exercise price of $0.19. The options granted vest over a period of 4 years at a rate of 25% every twelve months and expire 10 years after the grant date. These options may have accelerated vesting if specific market conditions are met. The market conditions are based on the Company's stock price achieving specified targets over a continuous period of 30 calendar days. If the market conditions are met, the options will immediately vest and become exercisable. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $36 thousand.

On January 29, 2023, 310,000 options to purchase common stock were granted to employees under the 2022 Stock Option Plan. The options have an exercise price of $0.24. The options granted vest over a period of 4 years at a rate of 25% every twelve months and expire 10 years after the grant date. These options may have accelerated vesting if specific market conditions are met. The market conditions are based on the Company's stock price achieving specified targets over a continuous period of 30 calendar days. If the market conditions are met, the options will immediately vest and become exercisable. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $55 thousand.

On January 20, 2022, 25,000 options to purchase common stock were granted to an employee under the 2016 Stock Option Plan. The options have an exercise price of $0.34. The options granted vest over a period of 2 years at a rate of 25% every six months and expire 10 years after the grant date. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $6 thousand.

During the nine-month period ended September 30, 2023, a total of 11,900 stock options were exercised for 11,900 common shares having a par value of $0 in aggregate, for cash consideration of $2 thousand, resulting in an increase in additional paid-in capital of $2 thousand.

No stock options were exercised during the nine-month period ended September 30, 2022.

Compensation expenses for stock-based compensation of $270 thousand and $94 thousand were recorded during the nine-month periods ended September 30, 2023 and 2022, respectively. An amount of $261 thousand (2022 - $85 thousand) expensed in the nine-month period ended September 30, 2023 relates to stock options granted to employees and an amount of $9 thousand (2022 - $9 thousand) relates to stock options granted to consultants. As at September 30, 2023, the Company has $567 thousand (2022 - $52 thousand) of unrecognized stock-based compensation.

10. Additional Paid-In Capital (Cont'd)

Warrants

No warrants were exercised during the nine-month periods ended September 30, 2023 and 2022.

Deferred Share Units ("DSUs")

On January 29, 2023, 781,250 DSUs have been granted under the DSU Plan, accordingly, an amount of $185 thousand has been recognized in general and administrative expenses.

On January 1, 2022, 543,480 DSUs have been granted under the DSU Plan, accordingly, an amount of $197 thousand has been recognized in general and administrative expenses.

Performance and Restricted Share Units ("PRSUs")

During the nine-month period ended September 30, 2023, the Company granted 400,000 Performance Restricted Share Units to certain employees, which vest if certain market conditions are met. The PRSUs vest based on the achievement of specified market conditions over a performance period of 3 years. The PRSUs expire 3 years after the grant date. The market conditions are based on the Company's stock price achieving specified targets over a continuous period of 30 calendar days. If the market conditions are met, the PRSUs will vest and become payable in shares of the Company's common stock.

The PRSUs were accounted for at their fair value, as determined by the Binomial Lattice valuation model, of approximately $23 thousand. As at September 30, 2023, an amount of $4 thousand has been recognized as stock-based compensation in general and administrative expenses.

On April 4, 2023, 100,000 rewards have been issued under the RSU Plan having a fair value of $18 thousand. As at September 30, 2023, an amount of $9 thousand has been recognized as stock-based compensation in general and administrative expenses. The RSUs expire 3 years after the grant date.

No PRSUs or RSUs were granted during the nine-month period ended September 30, 2022.

11. Revenues

The following table presents our revenues disaggregated by revenue source. Sales and usage-based taxes are excluded from revenues:

	September 30, 2023	September 30, 2022

Research and development agreements	$462	$657
Research and development milestone	125	-
Product revenue	-	79
Royalties on product sales	26	41
	$613	$777

11. Revenues (Cont'd)

The following table presents our revenues disaggregated by timing of recognition:

	September 30, 2023	September 30, 2022
(in U.S. $ thousands)

Product and services transferred at point in time	$151	$267
Products and services transferred over time	462	510
	$613	$777

The following table presents our revenues disaggregated by geography, based on the billing addresses of our customers:

	September 30, 2023	September 30, 2022

Europe	$469	525
United States	139	147
Canada	5	105
	$613	$777

Remaining performance obligations

As at September 30, 2023, the aggregate amount of the transaction price allocated to the remaining performance obligation is $1,891 representing research and development agreements. The Company is also eligible to receive up to $2,428 in research and development milestone payments, approximately 100% of which is expected to be recognized in the next three years; up to $433 in commercial sales milestone payments which are wholly dependent on the marketing efforts of our development partners. In addition, the Company is entitled to receive royalties on potential sales.

The Company applies the practical expedient in paragraph 606-10-50-14 and does not disclose information about the remaining performance obligations that have original expected durations of one year or less.

12. Leases

Operating leases

Substantially all our operating lease right-of-use assets and operating lease liability represents leases for office space and property to conduct our business.

The operating lease expense for the nine-month period ended September 30, 2023 included in general and administrative expenses is $195 thousand. The cash outflows from operating leases for the nine-month period ended September 30, 2023 was $194 thousand.

The weighted average remaining lease term and the weighted average discount rate for operating leases at September 30, 2023 were 2.4 years and 10%, respectively.

The following table reconciles the undiscounted cash flows for the operating leases as at September 30, 2023 to the operating lease liabilities recorded on the balance sheet:

Operating Leases
2023	66
2024	267
2025	267
2026	45
Total undiscounted lease payments	645
Less: Interest	127
Present value of lease liabilities	$518

Current portion of operating lease liability	$243
Operating lease liability	$275

Finance leases

Substantially all our finance lease right-of-use assets and finance lease liability represents leases for laboratory equipment to conduct our business.

The cash outflows from finance leases for the nine-month period ended September 30, 2023 was $36 thousand.

The weighted average remaining lease term and the weighted average discount rate for finance leases at September 30, 2023 were 1.7 years and 3.94%, respectively.

12. Leases (Cont'd)

The following table reconciles the undiscounted cash flows for the finance leases as at September 30, 2023 to the finance lease liabilities recorded on the balance sheet:

Finance Leases

2023	23
2024	91
2025	36
Total undiscounted lease payments	150
Less: Interest	4
Present value of lease liabilities	$146

Current portion of finance lease liability	$89
Finance lease liability	$57

13. Related Party Transactions

Included in management salaries are $260 thousand (2022 - $48 thousand) for options, PRSUs and RSUs granted to key management personnel under the 2022 Stock Option Plan. The Company considers its Chief Executive Officer, President and Chief Financial Officer, and Vice-Presidents to be key management personnel.

Also included in general and administrative expense for the nine-month period ended September 30, 2023 are director fees of $178 thousand (2022 - $167 thousand) and DSU expense of $57 thousand (2022: DSU recovery of $143 thousand).

The above related party transactions have been measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

14. Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share is calculated based on the weighted average number of shares outstanding during the period. The warrants, share-based compensation and convertible debenture and notes have been excluded from the calculation of diluted loss per share since they are anti-dilutive.

15. Contingencies

The government authorities have assessed the Company with respect to sales taxes claimed on certain expenses between 2017 and 2020, which the government is denying. The sales tax assessments amount to $315,000 (including interest and penalties of $34,000), which was paid to avoid further interest and penalties. The Company disagrees with the government's position and the sales tax assessments are under appeal. In the event the Company is unsuccessful in its appeal, sales taxes expenses would increase by $281,000 and net earnings would decrease by $281,000.